Prospectus

1,800,000 shares

Common stock

Vital Signs, Inc. is selling 434,000 shares of common stock, and the selling shareholders are selling 1,366,000 shares of our common stock.

Our common stock is quoted on the NASDAQ National Market under the symbol “VITL.” On February 2, 2006, the last sale price of our common stock reported on the NASDAQ National Market was $47.71 per share.

	Per share	Total

Public offering price	$47.000	$84,600,000
Underwriting discounts and commissions	$2.585	$4,653,000
Proceeds to Vital Signs, Inc.	$44.415	$19,276,110
Proceeds to selling shareholders	$44.415	$60,670,890

The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 270,000 additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling shareholders.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on February 8, 2006.

JPMorgan		Piper Jaffray
Thomas Weisel Partners LLC

The date of this prospectus is February 2, 2006.

Except as otherwise indicated, market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information Although we believe that these data and statistics are reasonable and sound, they have been prepared on the basis of underlying data to which we do not have access, and which we cannot independently verify.

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Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk factors” on page 6 and our consolidated financial statements and notes, beginning on page F-1, before making an investment decision.

Vital Signs, Inc.

We are a leading designer, manufacturer and marketer of airway management products for the anesthesia, respiratory/critical care and sleep disorder markets. We sell our products in over 70 countries worldwide. We offer one of the broadest single-patient use anesthesia and respiratory/critical care product lines in the industry and have developed numerous innovative products which are now considered industry standards. In addition, we sell therapeutic products for patients suffering from sleep disorders and provide sleep disorder diagnoses at sleep laboratories and centers that we operate. We also deliver technology services to companies regulated by the Food and Drug Administration.

We categorize our product and service offerings within four business segments: anesthesia, respiratory/critical care, sleep disorder and pharmaceutical technology services.

Anesthesia. We have been supplying anesthesia products to the market for 33 years. Our single-patient use anesthesia products and systems are designed to deliver oxygen and anesthesia from a gas source, such as an anesthesia machine, to a patient's pulmonary system, remove anesthetic gases, oxygen and carbon dioxide from a patient and link a patient with various monitors. Based upon data furnished by IMS Health Incorporated, we believe that we have a number one U.S. market share position for anesthesia breathing circuits, face masks and infusors. Our principal anesthesia products consist of face masks, breathing circuits and general anesthesia products.

Respiratory/critical care. We have been supplying products to the respiratory/critical care market for over 25 years. Based upon data furnished by IMS Health Incorporated, we believe that we have a number two U.S. market share position for arterial blood gas syringes and resuscitators. Our primary respiratory products are arterial blood gas syringes and kits, manual resuscitators and blood pressure cuffs. Our critical care products include equipment kits and modules that are color coded to allow emergency room workers to rapidly and accurately determine the proper equipment size for use with pediatric patients.

Sleep disorder. Building upon our airway management expertise and our long-time experience with continuous positive airway pressure systems, we began providing sleep disorder products and services in the late 1990s. We believe that we are the only company that both operates sleep centers to diagnose obstructive sleep apnea and manufactures and sells products designed to treat that condition. As of September 30, 2005, we operated 52 sleep diagnosis laboratories and centers in seven states in the United States and in Washington D.C. At these sleep laboratories and centers, we conduct sleep studies to determine whether the patients referred to us suffer from sleep disorders. If a patient is determined to suffer from sleep apnea, we can offer the patient follow-up diagnostic and monitoring services and may, under certain circumstances, be in a position to sell our sleep disorder products to the patient. Our principal sleep disorder products, currently marketed primarily outside of the United States, are personal ventilation systems, which are used in the treatment of obstructive sleep apnea to prevent temporary airway closure during sleep.

Pharmaceutical technology services. In 1996, we began providing regulatory consulting services to clients, helping them to develop and validate systems and processes for their manufacturing, infrastructure, research and development, laboratory and quality assurance departments. In 2002, with our acquisition of our Stelex subsidiary, we expanded our services to include computer systems compliance. In addition, we have developed and currently market proprietary software products used in conjunction with our services to help clients comply with FDA regulations. We deliver these technology services to FDA regulated companies primarily in the pharmaceutical sector, as well as to medical device, diagnostic and biotechnology companies. Our clients include some of the largest pharmaceutical companies in the world.

For our fiscal year ended September 30, 2005, the anesthesia, respiratory/critical care, sleep disorder, and pharmaceutical technology services segments accounted for 48.1%, 21.9%, 21.4%, and 8.6% of our net revenue, respectively.

Market overview

Our market opportunities are diverse:

Anesthesia and respiratory/critical care. Face masks and breathing circuits constitute our primary anesthesia product offerings. Manual resuscitators and arterial blood gas kits constitute our primary respiratory/critical care product offerings. According to a market forecast published by Medtech Insight, LLC, the size of the United States market for anesthesia and respiratory airway management products is currently estimated at approximately $800 million and is expected to reach $1.1 billion by calendar 2010.

Sleep disorder. Obstructive sleep apnea is considered to be one of the most common sleep disorders. According to the National Heart, Lung and Blood Institute of the National Institutes of Health, approximately 20 million people in the United States suffer from sleep apnea. We believe that a substantial portion of those remain undiagnosed.

Pharmaceutical technology services. For the highly regulated pharmaceutical and medical device markets, the tasks of developing FDA compliance programs and monitoring their performance are complex and time consuming. Many regulated companies require consultants to help them develop processes to comply with an ever-growing body of regulations. We assist pharmaceutical companies, as well as medical device, diagnostic and biotechnology companies, in their compliance efforts by providing consulting services and, to a lesser extent, software products.

Competitive strengths

•	We are a developer and manufacturer of multiple products which have become industry-standards in both the anesthesia and respiratory/critical care markets.

•	We have obtained worldwide brand recognition through years of supplying the anesthesia and respiratory/critical care markets.

•	We have developed strong relationships with hospitals located throughout the United States.

•	We have direct access to patients through our sleep laboratory affiliations, providing added product awareness in the development of sleep apnea treatments.

•	We manufacture a majority of our products internally, providing numerous manufacturing efficiencies and the ability to react quickly to changes in market demand.

Growth strategy

•	We seek to develop innovative anesthesia and respiratory/critical care products that respond to the needs of health care providers and that are complementary to our existing product lines.

•	We expect our direct sales force to expand the number of hospitals that they cover and to penetrate deeper into the hospitals that we presently serve.

•	We intend to capitalize on the growing acceptance of single patient use products in international markets and to expand our distributor networks in those markets.

•	We plan to continue to seek opportunities to grow externally through licensing agreements, strategic acquisitions and the purchase of technology.

•	We intend to expand our sales of sleep disorder products in the United States through our sleep diagnostic services business.

We were incorporated in 1972 as a New York corporation and changed our state of incorporation to New Jersey in 1987. Our executive offices are located at 20 Campus Road, Totowa, New Jersey 07512, and our telephone number at that address is (973) 790-1330. We maintain a website on the Internet at www.vital-signs.com. Our website, and the information contained therein, is not a part of this prospectus.

In this prospectus, references to “Vital Signs,” “we,” “us” and “our” refer to Vital Signs, Inc. and its subsidiaries. Actar™, Actar D-Fib™, Aspirator™, Aspirator Plus™, BabyBlue II™, Babysafe™, Breas™, Breas HA50™, Breas PV10™, Breas PV10i™, Breas PV101™, Breas PV102™, Breas PV403™, Breas PV501™, Breas SC20™, Broselow®, Broselow-Hinkle™, Broselow-Luten™, C-CO 2™, Cleencuff™, Code Blue II™, CUFF-ABLE™, Gas-Lyte™, Greenlight II™, iMask™, INFUSABLE®, iSleep™, Kurtis MSD™, Limb-Ø™, Micro ABG™, Misty OX®, Pedi Blue II™, Quick-ABG™, SURE-LOK™, TurboHeater™, T-Wall™, Vital Seal™, Vital View™, Vital View II™, Vivo 30™, and Vivo 40™ are our trademarks. We also have several registered and unregistered color scheme trademarks related to the Broselow product line. All other trademarks used in this prospectus are the property of their respective owners.

When we refer to our fiscal year in this prospectus, we are referring to the fiscal year ended on September 30 of that year. Unless the context expressly indicates a contrary intention, all references to years in this prospectus are to our fiscal years.

The offering

Common stock offered by Vital Signs: 434,000 shares

Common stock offered by the selling shareholders: 1,366,000 shares

Over-allotment option granted by the selling shareholders: 270,000 shares

Common stock to be outstanding after this offering: 13,052,044 shares

The share amounts listed here are based on shares outstanding as of December 1, 2005 plus 20,000 shares issuable upon exercise of certain stock options. These options will be exercised by one of the selling shareholders and the shares purchased through this exercise will be sold in this offering. The share amounts listed here exclude:

•	589,321 shares of common stock issuable upon the exercise of stock options outstanding as of December 1, 2005 at a weighted average exercise price of $30.46 per share (which options are not expected to be exercised in connection with this offering); and

•	1,583,027 shares of common stock available for future grant or issuance under our various stock incentive and employee stock purchase plans.

Unless otherwise noted, the information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.

Use of proceeds

We intend to use the proceeds that we receive from this offering to finance possible acquisitions of complementary products, technologies or businesses and for working capital and other general corporate purposes. We are not presently pursuing any acquisitions that have reached the stage where we consider it probable that they will be consummated. We will not receive any of the proceeds from the selling shareholders' sale of common stock in this offering. See “Use of proceeds” on page 19 for more information regarding our use of the proceeds from this offering.

NASDAQ National Market symbol: VITL

Risk factors

We are challenged by considerable risks, including the cost containment pressures imposed upon all participants in our industry, the time and expense required for us to comply with regulatory requirements, the competitive nature of the markets for our products and services, the impact that group purchasing organizations have upon us and other risks and uncertainties described under “Risk factors,” beginning on page 6.

Summary consolidated financial information

The table below sets forth summary consolidated financial data for the periods indicated. The data has been derived from the audited consolidated financial statements of Vital Signs for the three years ended September 30, 2005, included elsewhere in this prospectus. It is important that you read this information together with “Management's discussion and analysis of financial condition and results of operations,” beginning on page 25, and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1.

	Year ended September 30,
(in thousands, except per share amounts)	2005	2004	2003

Consolidated income statement data:
Net revenue	$194,037	$183,991	$182,163
Gross profit	98,530	92,617	90,555
Income from continuing operations	26,300	22,168	19,190
Net income	26,389	22,053	14,222
Earnings from continuing operations per common share–basic	2.08	1.73	1.49
Earnings from continuing operations per common share–diluted	2.06	1.72	1.48
Basic weighted average number of shares	12,616	12,793	12,905
Diluted weighted average number of shares	12,789	12,907	12,985

The as-adjusted balance sheet data summarized below reflects the sale by Vital Signs of 434,000 shares of common stock in this offering at the offering price of $47.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, and the expected issuance of 20,000 shares of common stock resulting from the exercise of certain stock options by one of the selling shareholders in connection with this offering.

September 30, 2005 (in thousands)	Actual	As adjusted

Consolidated balance sheet data:
Cash and cash equivalents	$81,767	$100,954
Working capital	119,555	138,742
Total assets	253,702	272,889
Short-term and long-term debt	–	–
Total shareholders' equity	232,706	251,893

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks related to our industry

Public and private sector health care organizations continue to exert substantial cost containment pressures that could adversely impact our prices and our profitability.

In recent years, widespread efforts have been made in both the public and private sectors to control health care costs, including the prices of products sold by us. Such efforts may have a material adverse effect on the pricing of, and demand for, our products. Health care organizations are evaluating approaches to reduce costs by decreasing the frequency with which a treatment, device or product is used. Cost containment has also caused the decision-making function with respect to purchasing to shift in many cases from the physician to the administrator at the health care institution, resulting in an increased emphasis on reduced price, as opposed to product features and clinical benefits. Efforts by U.S. governmental and private payors to contain costs will likely continue, and we expect that international health care markets will follow a similar trend toward cost containment.

The time and expense needed to obtain regulatory approval and respond to changes in regulatory requirements could adversely affect our ability to commercially distribute our products and services and generate revenue therefrom.

We are subject to extensive worldwide regulation with respect to product clearance and enforcement activities. This causes us to experience long approval cycles, uncertainty with respect to the timing of the introduction of new or modified products, risk with respect to approvals and substantial expenses. Our products are subject to extensive regulation by the United States Food and Drug Administration, commonly known as the FDA, and certain similar foreign regulatory agencies. Additionally, some of the services we provide in our sleep disorder segment are subject to additional regulation from various local regulatory agencies.

The FDA regulates the pre-clinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. It can take several years to receive the appropriate clearances from the FDA and we cannot assure you that we will always obtain such clearances. If we decide to develop any products that are categorized by the FDA as Class III medical devices, the time, effort and expense required to obtain the necessary clearances will increase significantly. In addition, the products that we manufacture or distribute pursuant to FDA clearances are subject to pervasive and continuing regulation by the FDA. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, failure of the government to grant pre-market clearance for devices, withdrawal of marketing clearances and criminal prosecution. The FDA also has the authority to require us to repair, replace or refund the cost of any device that we manufacture or distribute.

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ significantly. Non-compliance with foreign regulations may carry the same or increased risks, liabilities and exposures as non-compliance with FDA requirements. Foreign regulatory authorities also have the authority to require us to repair, replace or refund the cost of any device that we manufacture or distribute.

Certain of our business activities require that we collect and/or use information about individuals and their medical conditions. As a result, we are subject to complex regulations by both United States and foreign authorities intended to protect the privacy of those individuals by requiring that we maintain the confidentiality of their information. Implementation and compliance with these regulations are costly.

Even after receiving FDA and foreign regulatory clearance or approval, our products may be subject to product recalls, which may harm us.

The FDA and similar governmental authorities in other countries have the authority to make a mandatory recall or order the removal from the market of our products in the event of material deficiencies or defects in design, manufacture, or labeling of devices. Any recall of our products may materially adversely affect our profitability, divert managerial resources and harm our reputation.

We may lose significant customers as a result of substantial consolidation within the health care industry.

Over the past several years, the health care industry, including many of our customers, has undergone significant consolidation, and we expect this trend to continue. We are subject to risks and uncertainties that result from mergers and acquisitions involving our customers. If, as a result of such mergers or combinations, our customers lose control of the purchasing function, decide to use one of our competitors or reduce their orders for our products, our revenues may be materially adversely affected.

Government and private insurance plans may not reimburse our customers for our products, which could result in reductions in sales or selling prices for our products.

The cost of medical care in the United States and many other countries is funded substantially by government and private insurance programs. If such funding becomes limited or unavailable to our customers, our business may be adversely affected. Although we do not generally receive payment for our products or services directly from these payors other than for our sleep diagnostic services, our continued success is dependent upon the ability of patients or our customers to obtain adequate reimbursement for our products and services. In most major markets, our products are purchased primarily by hospitals which in turn bill third-party payors or bill patients directly who then seek reimbursement from third-party payors.

In the United States, third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with approved indications, or is experimental, unnecessary or deemed to be inappropriate treatment for the patient. Third-party payors are also increasingly challenging prices charged for medical products and services. We cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available, or that payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all.

Health care reimbursement systems vary from country to country and, accordingly, we cannot assure you that third-party reimbursement available under one system will be available for procedures utilizing our products under any other reimbursement system. Lack of, or inadequate reimbursement by, government and other third-party payors for our products would have a material adverse effect on our business, financial condition and results of operations.

Health care reform proposals are gaining substantial support in the United States Congress and state legislatures and could impact the profitability of our business.

The United States health care industry is subject to several reform proposals, including more stringent regulations. It is uncertain whether and when such proposals would become legal requirements affecting our business, but we cannot assure you that any such changes will not have a material adverse effect on our business. Changes in the law or new interpretations of existing laws may have a dramatic effect on the costs associated with doing business and the amount of reimbursement our customers receive from both government and third-party payors. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative regulations and payment methodologies.

We incur expenses to comply with environmental, health and safety laws and regulations.

We are subject to numerous environmental, health and safety laws and regulations, including those governing the use and disposal of hazardous materials. We incur expenses to comply with such laws and regulations and any violation of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Risks related to our business

The markets for our products and services are highly competitive and we compete against substantially larger companies.

Competition among medical device companies is intense. If we are unable to compete effectively with existing or future competitors, we may be prevented from retaining our existing customers or from attracting new customers, which could materially impair our business. There are a number of companies that currently offer, or are in the process of developing, products that compete with products that we offer. We cannot assure you that some of these competitors will not succeed in developing products that are more effective and/or less expensive than those currently used or produced by us or that would render some products offered by us obsolete or non-competitive. Many of our competitors have greater financial, research and development, manufacturing and marketing resources than we have and may be in a better position than we are to withstand the adverse effects on gross margins and profitability caused by price decreases prevalent in this competitive environment.

The presence of group purchasing organizations may affect our competitive position, our pricing and ultimately our profits.

Our ability to sell our products to hospitals depends on our relationships with group purchasing organizations. In fiscal 2005, sales of our anesthesia and respiratory/critical care products related to our group purchasing arrangements amounted to $30.0 million, representing 33.9% of our net revenue from United States hospital sales. In 2006, our contracts with several of the group purchasing organizations with which we have relationships will terminate unless the parties mutually agree to renew them. In fiscal 2005, we had net revenues of $17.0 million under the contracts subject to termination or renewal in 2006. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with group purchasing organizations, our competitive position would likely suffer. In addition, some group purchasing organizations have tested the use of new internet bidding procedures in order to maximize their abilities to negotiate lower prices with suppliers. Movement to these bidding modalities has been implemented by some organizations and has resulted in lower pricing in some instances. We cannot assure you that continued movement to these bidding modalities will not increase. This may result in lower pricing or failure to secure contracts with these organizations.

We could lose customers and our business could be adversely affected if our competitors implement new technologies before we do.

The market for our products is characterized by frequent product improvements and evolving technology. Our revenue and profitability could be adversely affected by technological change. To compete effectively, we must anticipate and adapt to technological changes and offer, on a timely basis, competitively priced products with new and improved features that meet evolving industry standards and customer preferences. We may choose to develop or invest in new technologies that prove to be ineffective, do not gain market acceptance or are incompatible with technologies of our customers. As new technologies develop, we may be forced to implement these new technologies at a substantial cost to us in order to remain competitive. In addition, competitors may implement new technologies which allow them to offer lower-priced and/or superior quality products which may render our products obsolete or uncompetitive.

We are dependent on a single supplier for one of our key products.

Since 1980, we have purchased our anesthesia face masks from a single source, Respironics, Inc., which maintains a site in the People's Republic of China at which it manufactures face masks for our anesthesia segment. If we are unable to obtain our anesthesia face masks from Respironics, or an alternate supplier, our business and revenue would be significantly and adversely affected. Sales of our anesthesia face masks, and products and systems which include our anesthesia face masks, such as our general anesthesia systems and breathing circuits, represented approximately 15.1% of our net revenue during our 2005 fiscal year. Our current exclusive supply agreement with Respironics extends through June 2012, unless either party provides notice of termination prior to January 1, 2007. We expect that we and/or Respironics may seek to negotiate modifications in our agreement prior to January 1, 2007, but do not expect that such negotiations will result in the termination of our exclusive supply agreement with Respironics or that any agreed-upon modifications will lead to a significant change in our overall relationship with Respironics. If the supply of our anesthesia face masks from Respironics is interrupted or ceases for any reason, we would experience significant disruption in our business. Although we believe that there may be one or more alternate suppliers that could supply us with face masks if our relationship with Respironics were interrupted or ceased for any reason, we have not as yet qualified any other supplier or made any determination as to whether any alternate supplier would have the capacity to manufacture anesthesia face masks in the quantities we require. Pursuant to our agreement with Respironics, we are precluded from purchasing anesthesia face masks from other sources unless Respironics is unable to supply face masks in accordance with the agreement. In the event of such an interruption or termination of our supply agreement, we may not be able to obtain anesthesia face masks in a sufficient quantity or at a cost-effective price, which would have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of suppliers for key components of some of our products and delivery delays or the loss of vendors could adversely affect our business.

We rely on vendors to supply the key components of some of our products. During fiscal 2005, a component vendor advised our Breas subsidiary that it was unable to deliver a sufficient quantity of a key component at our required specifications. As a result, Breas was unable to bring a new sleep disorder and personal ventilation product line to market in a timely manner. Since we had pre-announced the availability of that product line, orders for pre-existing products were reduced substantially and the unavailability of the new products negatively affected Breas' 2005 revenues. We cannot assure you that we will not experience similar delays from this or other vendors of key components in the future. In the event we are unable to obtain components for any of our products, or are unable to obtain components on commercially reasonable terms, we may not be able to manufacture or distribute our products on a timely and competitive basis, or at all. If we experience any delays in component availability, the cost incurred in switching business to alternate suppliers could have a material adverse effect on our business, financial condition and results of operations.

If we lose key personnel, or are unable to attract and retain additional highly skilled personnel required to lead our company and to enable us to grow our activities, our business would likely suffer.

Our success is dependent on key personnel, including Terry D. Wall, our president and chief executive officer, Barry Wicker, our executive vice president and chief operating officer, and other members of our senior management. Mr. Wall is 64 years of age and has recommended to our Board of Directors that it plan on naming a successor chief executive officer by December 2008. Mr. Wall has no intention of discontinuing active involvement in our company either before or after his successor has been named, but believes that his specific role beyond 2008 will have to be assessed as that time period approaches. Once Mr. Wall's successor has assumed the position of chief executive officer, Mr. Wall's active involvement may consist of leading special projects that take advantage of Mr. Wall's substantial experience in identifying new products for future sale by our company. Mr. Wicker is 65 years of age and has indicated that he plans to remain as an executive officer of the Company at least through the end of the 2006 fiscal year, and to assess retirement possibilities at the end of such year. Even after retirement as an officer, Mr. Wicker's desire is to remain as a member of our Board of Directors and to provide ongoing counsel to us. We have no employment agreement with Mr. Wall, Mr. Wicker or any other executive officer. If Mr. Wall were to cease working for our company prior to the time that we transition to a new chief executive officer, or if we are unable to identify a viable successor to Mr. Wall, or if Mr. Wicker were unavailable to provide advice to us, our business would likely suffer.

To successfully expand our operations, we will need to attract and retain additional, highly skilled individuals, particularly in the areas of sales, marketing, manufacturing and finance. If we cannot attract sufficient skilled individuals, we may not be able to successfully grow our business and our business, financial condition and results of operations would be materially adversely affected.

Our success depends upon the development of new products and product enhancements, which entails considerable time and expense.

We place a high priority on the development of new products to add to our product portfolio and on the development of enhancements to our existing products. Product development involves substantial expense and we cannot be certain that a completed product will generate sufficient revenue for our business to justify the resources that we devote to research and development related to such product. The time and expense required to develop new products and product enhancements is difficult to predict and we cannot assure you that we will succeed in developing, introducing and marketing new products and product enhancements. Our inability to successfully develop and introduce new or enhanced products on a timely basis or at all, or to achieve market acceptance of such products, could materially impair our business.

Price changes in the raw materials we use could have a material adverse effect on our financial condition and results of operations.

The principal raw material used to produce our products is plastic resin, a petro-chemical compound. We have elected to purchase plastic resin under short term contracts rather than entering into long-term contracts or commodity futures or derivative instrument transactions. We are, therefore, subject to fluctuations in the price of plastic resin that may result from changes in the price of petroleum-based products generally, increases or decreases in demand during a given period, or for other reasons. As a result of price competition, we may be unable to pass on to customers the higher manufacturing costs we would incur if there were a significant increase in the price of plastic resin or other raw materials, which would negatively impact our profit margins and our results of operations.

If we are unable to identify, complete and integrate future acquisitions, our business may suffer.

We have supplemented internal growth with product, technology and business acquisitions in the past, and intend to do so in the future. Our acquisition strategy is subject to inherent risks, including the following:

•	viable acquisition candidates may not be available to us on price and other terms that are satisfactory to us;

•	we may be unable to integrate acquired companies effectively into our business;

•	we may be unsuccessful in commercializing products that we manufacture pursuant to acquired or licensed patents;

•	acquired companies may require more capital resources and/or management attention than we anticipate at the time of acquisition;

•	we may have limited or no direct prior experience in new markets or countries that we enter;

•	we may be unable to retain the key employees of the acquired business who are necessary to manage these businesses;

•	we may suffer adverse customer reaction to the business combination;

•	our due diligence may fail to identify liabilities and exposures which, once discovered, materially adversely affect our ability to operate the newly acquired business profitably; and

•	management focus on our existing businesses may be diverted.

In addition, an acquisition could materially impair our operating results by causing us to incur debt or requiring us to amortize acquisition expenses and acquired assets.

We are subject to legal proceedings which, if determined adversely to us, could materially and adversely impact us.

We are engaged in certain substantial legal proceedings. In one instance, former shareholders of Vital Pharma, a subsidiary currently classified as a discontinued operation, are seeking damages of approximately $14.0 million relating to the sale of that subsidiary to us in January 1996. The Vital Pharma shareholders' claims, which are contractual in nature and thus not subject to any insurance policy that we maintain, have been presented to an arbitrator for determination. While we believe that we have meritorious defenses, we are unable to predict the outcome of this arbitration.

We are also involved in a number of negligence and product liability lawsuits relating to an anti-adhesion product for gynecological surgery known as Intergel. Intergel was manufactured by Lifecore Biomedical, Inc. and distributed by Ethicon, Inc., a subsidiary of Johnson & Johnson. Vital Pharma packaged the Intergel product into plastic containers. Although we believe that we have meritorious defenses to this litigation, as well as indemnification protection from Lifecore and product liability insurance as described below, we cannot be certain that monetary damages will not be recoverable against Vital Pharma. For additional information regarding our involvement in legal proceedings, see the section entitled “Business—Legal proceedings” beginning on page 59.

The amount of damages claimed in the Vital Pharma and Intergel matters is substantial. If we are required to pay significant sums in these matters, our consolidated results of operations, cash flows and financial condition could be materially and adversely affected.

We cannot be certain that our product liability insurance will be sufficient to protect us against significant exposure to product liability risks.

We are exposed to potential product liability resulting from the use of our products. We presently maintain product liability insurance coverage of $20.0 million in the aggregate. Our product liability policy generally protects us against claims of bodily injury or property damage arising out of any products manufactured, sold or distributed by us. If a judgment in a product liability suit were entered against us or we entered into a settlement agreement in excess of a policy limit or outside the scope of coverage, including for example, punitive damages, our profitability and financial condition may be materially adversely affected. We cannot assure you that our current level of insurance will be sufficient to cover product liability claims or that such coverage will remain available to us on satisfactory terms, if at all. We have been advised by the carriers of our primary and umbrella liability insurance policies that in light of the number of lawsuits involving the Intergel product, we may be underinsured. To the extent that we are underinsured in the Intergel matter, it would be necessary for us to rely on indemnification protection given to us by the manufacturer of the Intergel product and legal causes of action that we believe we have against the distributor of the Intergel product, which may or may not be successful.

We manufacture and sell a significant portion of our products in markets outside the United States, subjecting us to various risks relating to international activities.

International sales accounted for approximately 24.1% of our net revenue during fiscal 2005. Such sales are subject to several risks that are separate and distinct from those we face in our United States operations, including:

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers who may have longer payment cycles than customers in the United States;

•	difficulties in enforcing intellectual property rights;

•	currency losses that may arise as a result of the fact that not all of our sales are denominated in United States dollars;

•	compliance with foreign medical device manufacturing and sales regulations in the countries in which we sell and/or manufacture our products;

•	changes in trade policies and in domestic and foreign tax policies in the countries in which we sell and/or manufacture our products;

•	possible changes in export or import restrictions in the countries in which we sell and/or manufacture our products;

•	the modification or introduction of other governmental policies or regulations in the countries in which we sell and/or manufacture our products; and

•	political uncertainties in countries in which we sell and/or manufacture our products, in particular in the People's Republic of China, where our supplier of anesthesia face masks is located.

Any such factor may affect our international operations and our potential for growth in markets outside of the United States and may have a significant adverse effect on the sales of our products and our profitability.

Our international sales may be adversely affected as a result of the termination of our strategic alliance and distribution contract with one of our primary international distributors.

In November 2005, our strategic alliance and distribution agreement with Rusch International was terminated by the parties following the acquisition by Rusch's parent of one of our competitors. Prior to the termination of this agreement, Rusch was our distributor of anesthesia and respiratory/critical care products in nine European countries where it has a direct sales force. For our 2005 fiscal year, sales through Rusch accounted for 0.9% of our net revenues. At least for a period of time, we expect to continue to sell through a number of Rusch's country-specific distribution channels. We are simultaneously evaluating alternative distribution methods, including partnering with third-party distributors in certain counties. Developing a distribution network is a difficult, expensive and time-consuming process and we may be unsuccessful in implementing a new network. Factors that may inhibit the implementation of a new international distribution network include difficulties in locating qualified personnel, difficulties in developing direct relationships with customers and/or effective local distributors and responding to competing needs for company resources and management attention. We cannot assure you that we will not lose customers or business or that we will be able to sustain the revenue levels that we achieved while we were represented by Rusch.

If we are unable to maintain relationships with distributors, our business may be adversely affected.

Certain hospitals require us to sell products to them through distributors. For fiscal 2005, approximately 22% of our net revenue was distributed through Cardinal Health Corporation, McKesson-General Medical Corp. and Owens & Minor, Inc. If our relationship with these distributors were damaged and we were unable to develop relationships with other distributors, our business, financial condition and results of operations could be materially adversely affected.

We may not be able to obtain new patents or protect our existing patents, which could enable third-parties to use our technology.

Our ability to compete effectively depends in part on our ability to maintain the proprietary nature of our technologies and manufacturing processes, which includes the ability to obtain, protect and enforce patents on our technology and products. If we are unable to obtain new patents and protect our existing patents, our competitive position may suffer. We own or have licensed patents that cover several aspects of our anesthesia, respiratory/critical care and sleep disorder segments. Others may challenge our patents and, as a result, our patents could be narrowed, invalidated or rendered unenforceable. Competitors may develop products similar to ours which our patents do not cover. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Further, there is a substantial backlog of patent applications at the United States Patent and Trademark Office, and the approval or rejection of patent applications may take several years. Additionally, many of our products are not protected by patents, but rather are distinguished by product features that others may seek to copy.

Our competitive position is dependent in part upon unpatented trade secrets which we may not be able to protect.

Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect and we cannot assure you that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. If other companies are successful in copying our trade secrets and developing products similar to ours, we may lose our competitive position and our revenue may be significantly impacted.

We seek to protect our trade secrets, know-how and other unpatented proprietary technology, in part, with confidentiality agreements with select employees. We cannot assure you, however, that:

•	these agreements will not be breached;

•	we will have adequate remedies for any breach; or

•	trade secrets, know-how and other unpatented proprietary technology will not otherwise become known to or independently developed by our competitors.

We hold licenses with third parties that are necessary to produce some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

Our success is dependent in part on our ability to operate without infringing or misappropriating the proprietary rights of others.

We have been sued in the past, and may in the future be sued again, for infringing the intellectual property rights of others. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others or that others' rights are invalid or unenforceable. Even if we prevail in such litigation, infringement proceedings can be very expensive and time-consuming. If we do not prevail in an infringement litigation, we may be required to pay damages and expenses, and we would be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse effect on our business. We may decide not to introduce a product in the United States or a foreign country based on potential risk of patent infringement litigation.

Government regulation restricts the manner in which we may sell our obstructive sleep apnea products to customers of our sleep centers and the manner in which we relate to referring physicians.

We operate sleep centers and laboratories in the United States that diagnose obstructive sleep apnea and other sleep disorders. Our ability to sell our Breas products in our sleep centers and laboratories is restricted by strict regulations which prohibit us from diverging from a physician's prescription. If a physician prescribes a continuous positive airway pressure, or CPAP, product other than a Breas product for a patient at one of our sleep centers or laboratories, we are generally prohibited by federal regulations from substituting a Breas product. Federal anti-kickback and anti-referral regulations strictly limit the extent to which we may provide anything of value to physicians who refer Medicare or Medicaid patients to our sleep centers or laboratories. Any failure by us to comply with these regulations may result in significant regulatory actions, including criminal prosecution and large fines, which could have a material adverse effect upon our business, financial condition and results of operations.

If we are unable to support our continued growth, our business may suffer.

As we grow, the complexity of our operations increases, placing greater demands on our management. Our ability to manage our growth effectively depends in part upon our ability to implement and improve our financial and management information systems on a timely basis and to effect other changes in our business. If we fail to manage our growth effectively, our business could suffer. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, the failure to successfully replace or upgrade our management information systems, the failure to manage costs or our inability to respond effectively to growth opportunity or plan for future expansion could cause our growth to slow down or could require us to reduce our size.

A significant shift in technologies or methods used in the treatment of sleep apnea could make our sleep centers and products obsolete or less attractive.

The development of new technologies or methods could reduce demand for our sleep centers and laboratories and our sleep disorder products. For example, pharmaceutical advances could result in different methods of treating sleep apnea and a reduced need for our CPAP therapy products. The emergence of a low-invasive cost-effective surgery to treat sleep apnea could also diminish demand for our sleep products and our sleep centers and laboratories.

If a natural or man-made disaster strikes one or more of our manufacturing facilities, we may be unable to manufacture certain products for a substantial amount of time and our revenue could decline.

We have four manufacturing facilities located in the United States and one manufacturing facility located in Sweden. These facilities and the manufacturing equipment and personnel know-how that we use to produce our products would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event that one of our facilities was affected by a disaster, we would be forced to attempt to shift production to our other manufacturing facilities or rely on third-party manufacturers, and our other facilities or a third-party manufacturer may not have the capability to effectively supply the affected products. Although we have insurance for damage to our property and the interruption of our business, this insurance may not be sufficient in scope or amount to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

Requirements associated with the evaluation of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002 have required and will require significant company resources and management attention.

Although we believe that we are currently in compliance with Section 404 of the Sarbanes-Oxley Act, we may in the future identify material deficiencies that we may not be able to remediate on a timely basis. If we are not able to comply with the requirements of Section 404 in a timely manner, we could be subject to scrutiny by regulatory authorities, such as the Securities and Exchange Commission or SEC, or the NASDAQ National Market, and the trading price of our stock could decline. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping us to prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

Risks related to purchasing our common stock in this offering

Our quarterly operating results are subject to fluctuation which may impact the price of our stock.

Our operating results have, from time to time, fluctuated on a quarterly basis and may be subject to similar fluctuations in the future. These fluctuations may result from a number of factors, including:

•	the introduction of new products by us or our competitors;

•	actions taken by group purchasing organizations;

•	timing of orders by our customers;

•	the mix of our product sales;

•	competitive pricing in different regions in which we sell our products;

•	timing and cost of regulatory clearances and approvals of our products;

•	the cost, effect and success of our promotional and marketing programs;

•	the effect of the flu season on our respiratory/critical care business;

•	loss of any of our key management or technical personnel;

•	product liability lawsuits against us;

•	changes in health care policy in the United States and internationally;

•	conditions in the financial markets in general or changes in general economic conditions;

•	changes in stock market analyst recommendations regarding our common stock, other comparable companies or the medical device industry generally, or lack of analyst coverage of our common stock;

•	changes in accounting principles;

•	expenditures incurred by us for research and development; and

•	expenditures incurred by us to comply with enhanced regulatory obligations and internal control requirements.

Any of these factors may cause the price for our common stock to fluctuate and therefore decrease the value of your investment in our company.

A substantial portion of our assets includes goodwill and an impairment in the value of our goodwill would have the effect of decreasing our earnings or increasing our losses.

As of September 30, 2005, goodwill represented 30.4% of our total assets. If we are required to record an impairment charge to earnings relating to goodwill, it will have the effect of decreasing our earnings or increasing our losses. Goodwill represents the excess of the total purchase price of our acquisitions over the fair value of the net assets acquired. The accounting standards on goodwill and other intangible assets, which we adopted as of October 1, 2001, require goodwill to be reviewed at least annually for impairment, and do not permit amortization. In the event that impairment is identified, a charge to earnings will be recorded and our stock price may decline as a result.

A large percentage of our outstanding common stock is held by insiders, and, as a result, the trading market for our common stock is less liquid and our stock price can be volatile.

After the completion of this offering and assuming no exercise of stock options after December 1, 2005, other than the exercise of options covering 20,000 shares of our common stock by one of the selling shareholders in connection with this offering, we will have 13,052,044 shares of common stock outstanding. If the underwriters' overallotment option is not exercised, approximately 17.3% of our outstanding shares will continue to be beneficially owned by Terry D. Wall, our chief executive officer, and his wife, an additional 12.7% of our outstanding shares will continue to be beneficially owned by trusts established for the benefit of the Walls' children and an additional 11.2% of our outstanding shares will continue to be beneficially owned by an estate planning trust established by Terry D. Wall. Such trusts are administered by trustees who have no current or prior relationship with Vital Signs. Companies like ours, with a relatively small percentage of shares held by the public, can be subject to a more volatile stock price. Our stock price, and therefore your investment in our company, may be volatile.

Our major shareholders will continue to exercise significant influence on us after this offering and they may pursue policies with which you disagree.

As of December 22, 2005, Terry D. Wall, our chief executive officer, and his wife beneficially owned 17.9% of our outstanding common stock. In addition, trusts established for the benefit of the Walls' children beneficially owned 19.2% of our outstanding common stock and an estate planning trust established by Terry D. Wall beneficially owned 15.9% of our outstanding common stock. Pursuant to the terms of the estate planning trust, any one of four members of a committee, comprised of Mr. Wall's adult children, brother and sister, may cause the assets of that trust, including the net proceeds from the sale of shares offered hereby, to be transferred to Terry D. Wall. Upon consummation of this offering, it is expected that Mr. Wall and his wife will continue to have a significant influence in electing our directors, appointing new management and approving any action requiring the approval of our shareholders, including any amendment to our certificate of incorporation and approval of mergers or sales of substantially all of our assets. This influence may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares.

There are a substantial number of shares of common stock which will be available for sale in the market upon consummation of this offering which could adversely affect our stock price.

Upon completion of this offering, we will have 13,052,044 shares of common stock outstanding, assuming no exercise of outstanding options subsequent to December 1, 2005, other than the exercise of options covering 20,000 shares of our common stock by one of the selling shareholders in connection with this offering. The common stock sold in this offering will be freely tradable without further restriction or further registration under the Securities Act of 1933, except for shares purchased by affiliates of ours, which will be subject to the limitations of Rule 144 under the Securities Act. The remaining outstanding shares may be resold in the market, subject to time and volume limitations imposed pursuant to Rule 144 with respect to shares held by affiliates and subject to a 90-day lock-up which will apply to 5,563,171 shares of common stock held by our directors, executive officers and the selling shareholders. Sales of a substantial number of such shares may have a disruptive effect on the market price of our common stock.

Our certificate of incorporation, our by-laws and New Jersey law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.

Anti-takeover provisions in our certificate of incorporation make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	the authorization of the issuance of up to 4,000,000 shares of our preferred stock without further approval of our shareholders;

•	the election of directors on a staggered term basis; and

•	the elimination of shareholder action by written consent.

Similarly, our by-laws establish procedures, including advance notification procedures, with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors or for shareholder proposals to be submitted at shareholder meetings.

We are also subject to the New Jersey Shareholders Protection Act, an anti-takeover provision. In general, that Act prevents a shareholder owning 10% or more of a New Jersey public corporation's outstanding voting stock from engaging in business combinations with that corporation for five years following the date the shareholder acquired 10% or more of the corporation's outstanding voting stock, unless board approval is obtained prior to the time that the shareholder reaches the 10% threshold.

These provisions are expected to discourage different types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. At the same time, however, these provisions make it more difficult for a third-party to successfully acquire us, even if the acquisition were beneficial to our shareholders, and thus could prevent shareholders from receiving a premium for their shares.

Forward-looking statements

This prospectus contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) that are based on our management's beliefs and assumptions and on information currently available to us. These statements may be found throughout this prospectus, particularly under the headings “Prospectus summary,” “Risk factors,” “Business” and “Management's discussion and analysis of financial condition and results of operations”. These sections contain discussions of some of the factors that could cause actual results to differ materially from the results projected in our forward-looking statements. When used in this prospectus, the words or phrases “will likely result,” “expects,” “intends,” “will continue,” “is anticipated,” “estimates,” “projects,” “management believes,” “we believe” and similar expressions are intended to identify “forward-looking statements” within the meaning of the Exchange Act and the Securities Act. Forward-looking statements include plans and objectives of management for future operations. These forward-looking statements involve risks and uncertainties and are based on assumptions that may not be realized. Actual results and outcomes may differ materially from those discussed or anticipated.

All forward-looking statements are subject to known and unknown risks and uncertainties, including those discussed in the section entitled “Risk factors,” that could cause actual results to differ materially from historical results and those presently anticipated or projected. No forward-looking statement is a guarantee of future performance. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. You should read our cautionary statements as being applicable to all related forward-looking statements whenever they appear in:

•	this prospectus and materials referred to in this prospectus;

•	the materials incorporated by reference into this prospectus; and

•	our press releases.

Use of proceeds

We expect to receive net proceeds of approximately $18.7 million from the sale of 434,000 shares of common stock by us, based on the public offering price of $47.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We will receive no proceeds from shares sold by the selling shareholders.

We will retain broad discretion in the allocation of the net proceeds in this offering. We currently intend to use the proceeds received by us from this offering:

•	to finance possible acquisitions of complementary products, technologies or businesses; and

•	for working capital and other general corporate purposes.

Pending such uses, we intend to invest the net proceeds of this offering in interest bearing, investment grade securities. We are not presently pursuing any acquisitions that have reached the stage where we consider it probable that they will be consummated.

Price range of our common stock and dividend history

Our common stock trades on the NASDAQ National Market under the symbol “VITL.” The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the NASDAQ National Market and the per share dividends declared on our common stock:

	High	Low	Dividend

Fiscal 2004—quarter ended
December 31, 2003	$34.08	$29.01	$0.06
March 31, 2004	35.75	30.00	0.06
June 30, 2004	34.00	26.70	0.06
September 30, 2004	33.72	27.65	0.06

Fiscal 2005—quarter ended
December 31, 2004	$39.84	$31.84	$0.06
March 31, 2005	42.93	35.22	0.07
June 30, 2005	45.72	38.33	0.07
September 30, 2005	48.80	41.81	0.07

Fiscal 2006—quarter ended
December 31, 2005	$48.50	$42.52	$0.07
March 31, 2006 (through February 2, 2006)	$51.31	$43.64	$0.07	*

*	Investors who purchase shares of common stock in this offering will not receive this dividend. On January 27, 2006, our Board of Directors approved a quarterly dividend of $0.07 per share payable on February 28, 2006 to shareholders of record at the close of business on February 6, 2006. Since the settlement date for this offering will be February 8, 2006, investors will not be shareholders of record on February 6, 2006.

On February 2, 2006, the last reported sale price for our common stock on the NASDAQ National Market was $47.71 per share. As of November 30, 2005, there were 310 holders of record of our common stock. This number of record holders does not represent the actual number of beneficial owners of shares of our common stock because shares are frequently held in “street name” by securities dealers and others for the benefit of individual owners who have the right to vote their shares.

We expect to continue to pay dividends on our common stock. However, the declaration of dividends is subject to the discretion of our board of directors and will depend upon various factors, including our financial condition, capital requirements, loan agreement restrictions and earnings, as well as such other factors as our board may deem relevant.

Capitalization

The following table shows our cash and total capitalization as of September 30, 2005 on:

•	an actual basis; and

•	an as adjusted basis to give effect to the sale by us of 434,000 shares of common stock in this offering, at the offering price of $47.00 per share, net of underwriting discounts and commissions and estimated offering expenses to be paid by us and the expected issuance of 20,000 shares of our common stock resulting from the exercise of certain stock options held by one of the selling shareholders in connection with this offering.

This table should be read in conjunction with the consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus.

September 30, 2005 (in thousands)	Actual	As adjusted

Cash and cash equivalents	$81,767	$100,954

Debt	—	—

Common stock, no par value; 40,000,000 shares authorized; 12,593,579 shares issued and outstanding, actual; 13,047,579 shares issued and outstanding, as adjusted	18,832	38,019
Accumulated other comprehensive income	2,012	2,012
Retained earnings	211,862	211,862

Total shareholders' equity	232,706	251,893

Total capitalization	232,706	251,893

The number of shares of common stock shown as issued and outstanding in the table above excludes the following as of September 30, 2005:

•	577,211 shares subject to outstanding options at a weighted average exercise price of $29.83 per share (after the assumed issuance of 20,000 shares upon the exercise of certain stock options by one of the selling shareholders in connection with this offering); and

•	1,604,602 additional shares available for future grants under our existing stock option plans.

Selected consolidated financial data

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, beginning on page F-1, and “Management's discussion and analysis of financial condition and results of operations,” beginning on page 25. The consolidated statement of income data for the years ended September 30, 2005, 2004 and 2003, and the consolidated balance sheet data as of September 30, 2005 and 2004, are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated statement of income data for the years ended September 30, 2002 and 2001, and the consolidated balance sheet data as of September 30, 2003, 2002 and 2001, are derived from our audited consolidated financial statements, which are not included in this prospectus.

Year ended September 30, (in thousands, except per share data)	2005	2004	2003	2002	2001

Consolidated statement of income data:
Net revenue	$194,037	$183,991	$182,163	$174,018	$163,142
Cost of goods sold and services performed	95,507	91,374	91,608	86,803	78,080

Gross profit	98,530	92,617	90,555	87,215	85,062

Operating expenses:
Selling, general and administrative	51,025	50,115	51,338	44,216	41,063
Research and development	7,011	7,036	5,871	6,615	6,937
Restructuring charge	213	539	—	—	—
Impairment and other charges (benefits) (1)	—	—	133	(3,428)	2,107
Goodwill amortization (2)	—	—	—	—	1,120
Other (income) expense—net	(78)	612	717	305	(390)

Total operating expenses	58,171	58,302	58,059	47,708	50,837

Operating income	40,359	34,315	32,496	39,507	34,225

Interest income	(1,672)	(824)	(654)	(638)	(976)
Interest expense	36	26	910	179	1,028

Total other (income) expense	(1,636)	(798)	256	(459)	52

Income from continuing operations before provision for income taxes and minority interest	41,995	35,113	32,240	39,966	34,173
Provision for income taxes	15,093	12,498	12,802	13,225	9,794

Income from continuing operations before minority interest	26,902	22,615	19,438	26,741	24,379
Minority interest in net income of subsidiary	602	447	248	241	9

Income from continuing operations (3)	$26,300	$22,168	$19,190	$26,500	$24,370

Earnings from continuing operations per common share:
Basic	$2.08	$1.73	$1.49	$2.05	$1.93
Diluted	$2.06	$1.72	$1.48	$2.03	$1.90
Basic weighted average number of shares outstanding	12,616	12,793	12,905	12,896	12,633
Diluted weighted average number of shares outstanding	12,789	12,907	12,985	13,036	12,850
Dividends declared and paid per common share	$0.27	$0.24	$0.19	$0.16	$0.16

(1)	For fiscal 2001, excludes special charges associated with operations currently classified as discontinued operations; the impairment charges for that year relate primarily to the writedown of certain investments. During fiscal 2002, we reversed $5.0 million in litigation accruals as a result of the successful conclusion of a patent infringement suit. This benefit was offset in part by an impairment charge of $1.6 million related principally to our Chinese distributor, based on an evaluation of its business. The charge in fiscal 2003 relates to the write-off of certain amounts due from our Chinese distributor.
(2)	In October 2001, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Assuming no amortization of goodwill for the year ended September 30, 2001, income from continuing operations would have been $25.2 million for that year.
(3)	In fiscal 2003, we classified our Vital Pharma business as a discontinued operation. Accordingly, the results of Vital Pharma are not included in continuing operations.

The as-adjusted balance sheet data summarized below reflects the sale by Vital Signs of 434,000 shares of common stock in this offering at the offering price of $47.00 per share after deducting underwriting discounts and commissions and estimated offering expenses, and the expected issuance of 20,000 shares of common stock resulting from the exercise of certain stock options by one of the selling shareholders in connection with this offering.

At September 30, (in thousands)	2005 (as adjusted)	2005	2004	2003	2002	2001

Consolidated balance sheet data:
Cash and cash equivalents	$100,954	$81,767	$76,468	$55,660	$29,303	$31,029
Working capital	138,742	119,555	112,853	98,469	86,600	70,493
Total assets	272,889	253,702	236,064	223,078	205,077	191,560
Total long term debt including current portion	—	—	—	1,690	1,955	2,199
Total shareholders' equity	251,893	232,706	216,223	202,222	187,815	160,626

For information regarding acquisitions effected during the past five years, see “Management's discussion and analysis of financial condition and results of operations—Overview—Acquisitions”.

Management's discussion and analysis of
financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus.

Overview

We are a leading designer, manufacturer and marketer of airway management products for the anesthesia, respiratory/critical care and sleep disorder markets. We sell our products in over 70 countries worldwide. We offer one of the broadest single-patient use anesthesia and respiratory/critical care product lines in the industry and have developed numerous innovative products which are now considered industry standards. In addition, we sell therapeutic products for patients suffering from sleep disorders and provide sleep disorder diagnoses at sleep centers and laboratories that we operate. We also deliver technology services to companies regulated by the FDA.

Anesthesia

Our single-patient use anesthesia products and systems are designed to deliver oxygen and anesthesia from a gas source, such as an anesthesia machine, to a patient's pulmonary system, remove anesthetic gases, oxygen and carbon dioxide from a patient and link a patient with various monitors. Our principal anesthesia products consist of face masks, breathing circuits and general anesthesia products. See the section entitled “Business—Principal products and services—Anesthesia.” We also include within this segment the products sold by our Thomas Medical Products subsidiary. Thomas Medical is an original equipment manufacturer that primarily manufactures vascular access products for sale to other health care product providers to be used in their products or kits or as a finished product.

Revenues in our anesthesia segment are driven primarily by the extent to which our hospital customers perform general surgeries and by the aging of the populations in the geographical markets that we serve. In addition, because most of our anesthesia products are single use products, we benefit when hospitals undertake programs to reduce the frequency of infections, known as nosocomial infections, which originate or occur within their settings. Revenues in this segment are negatively impacted by the trend among hospitals to allow group purchasing organizations to negotiate long-term contracts with medical device manufacturers on their behalf. See the section entitled “Business—Sales, marketing and distribution—United States sales.” Expenses in our anesthesia segment are driven primarily by the cost of raw materials, labor costs and freight expenses. During recent periods, our petrochemical based raw materials, such as resins, and freight expenses have been impacted by high gas prices, gas shortages and plant shutdowns resulting from Hurricane Katrina.

In March 2005, we acquired the disposable airway management device business from a subsidiary of Baxter International Inc. for approximately $10.1 million, including related transaction costs. This acquisition was structured as an asset purchase pursuant to which we acquired certain manufacturing assets related to the disposable airway management device business valued at approximately $1.3 million, and inventory, including anesthesia circuits, face masks, heat and moisture exchanger filters and other associated anesthesia components valued at approximately $1.2 million. The excess of the purchase price over the fair value of the net assets acquired, which has been allocated to goodwill, was approximately $7.7 million. The results of operations of this business, including revenues of approximately $4.5 million, are included in our results of operations for our anesthesia segment from March 2, 2005.

Respiratory/critical care

Our primary respiratory/critical care products are arterial blood gas, or ABG, syringes and kits, manual resuscitators and blood pressure cuffs. Our respiratory/critical care segment responds to the growing needs of hospitals to provide respiratory relief and emergency care. We believe that in recent years there has been an increasing incidence of respiratory illnesses, such as asthma and emphysema, due in part to an increasingly susceptible aging population, environmental pollution, smoking-related illnesses and communicable diseases with significant respiratory impact, such as tuberculosis, HIV and influenza. These trends, together with concerns regarding the spread of nosocomial infections, drive our sales of respiratory products. As in our anesthesia segment, revenues in this segment have been negatively impacted by the emergence of group purchasing organizations and expenses in this segment are driven principally by raw material costs, labor costs and freight expenses.

Sleep Disorders

We serve the sleep disorder market as both a provider of diagnostic services and a manufacturer of therapeutic products focused on sleep disorders. Through our Sleep Services of America, or SSA, subsidiary, we provide sleep diagnostic testing services in the United States in free standing laboratories and centers and, through contracts with hospitals, in hospital facilities, for patients suspected of suffering from obstructive sleep apnea. As of September 30, 2005, we managed 52 sleep laboratories and centers. We have focused our efforts on laboratories and centers affiliated with hospitals, such as Johns Hopkins and the University of Maryland. Our diagnostic services business is driven by the growing awareness of the existence and significant consequences of obstructive sleep apnea. Our principal expense in our sleep diagnostic services business is the cost of employing the technicians who operate our sleep laboratories and centers.

Our Breas Medical AB, or Breas, subsidiary is a European manufacturer of personal ventilators for obstructive sleep apnea and long term ventilation. Our sleep disorder products deliver airflow to patients undergoing therapy for the treatment of obstructive sleep apnea with the objective of increasing patient comfort and acceptance of the treatment. Our sleep disorder products employ CPAP, which is a common method for treating obstructive sleep apnea. We have manufactured and distributed CPAP systems for more than a decade. Our sales of sleep disorder and other personal ventilation products have been made principally in international markets. These sales depend principally on the prevalence of sleep disorders and the acceptance by patients and care-givers in developed markets of treatment modalities for obstructive sleep apnea. Like our anesthesia and respiratory/critical care businesses, our Breas subsidiary faces the challenge of controlling raw material, labor and freight costs. To date, we have had only limited sales of our sleep disorder products in the United States due in part to the need to obtain regulatory clearance and in part to the dominance by our competitors in selling to home supply dealers. Our United States strategy is to sell these products primarily through our sleep centers.

Pharmaceutical technology services

We deliver technology services to FDA regulated companies primarily in the pharmaceutical sector. In addition, we also provide services to medical device, diagnostic and biotechnology companies. We advise clients by helping them establish and monitor processes designed to satisfy their regulatory requirements set forth by the FDA and have begun to sell dedicated compliance software to our clients. We entered the pharmaceutical regulatory services market in 1996 and expanded into computer system compliance though our acquisition in 2002 of Stelex Inc. This segment benefits from regulatory efforts to systemize compliance by the regulated community and by our clients' efforts to control costs through the outsourcing of compliance functions. Our principal costs in this segment are our labor costs. We also incur technology-related expenses as part of our development of compliance software.

Net revenues

Net revenues consist of sales of our anesthesia, respiratory/critical care and sleep disorder and personal ventilation products and revenues from our sleep disorder diagnostic services and pharmaceutical technology services. The amount and percentage of our net revenue derived from each of our business segments was as follows during the periods indicated:

	2005		2004		2003
Fiscal year ended September 30, (dollars in thousands)	Net revenue	Percent of total revenue	Net revenue	Percent of total revenue	Net revenue	Percent of total revenue

Anesthesia	$93,337	48.1%	$82,791	45.0%	$75,949	41.7%
Respiratory/critical care	42,423	21.9%	42,079	22.9%	45,829	25.2%
Sleep disorder and personal ventilation	41,517	21.4%	44,053	23.9%	45,580	25.0%
Pharmaceutical technology services	16,760	8.6%	15,068	8.2%	18,105	9.9%
Rebate allowance adjustment (1)	—	—	—	—	(3,300)	(1	.8)%

Total	$194,037	100.0%	$183,991	100.0%	$182,163	100.0%

(1)	This rebate allowance adjustment relates to our anesthesia and respiratory/critical care segments. For information regarding the approach we have taken in calculating this adjustment, see “—Critical accounting policies—Revenue recognition” below.

For all product sales, revenue is recognized when title to the product passes to the customer. For product sales to all customers except for certain domestic distributors, title passes upon shipment of the product by us. For sales through certain domestic distributors, title passes when the product is received by the distributor.

Gross revenues associated with our anesthesia and respiratory/critical care products are reduced by the amount of rebates due on sales to distributors. See “—Critical accounting policies—Revenue recognition” for a description of how we calculate those rebates. Sales to distributors represented 26.1%, 25.4% and 24.7% of our net sales during the years ended September 30, 2005, 2004 and 2003, respectively.

We have provided a reconciliation of gross to net product sales, as well as a comparison with service revenues, below:

Fiscal year ended September 30, (in thousands)	2005	2004	2003

Gross sales	$220,504	$203,314	$194,295
Rebates (1)	(55,917)	(47,809)	(44,439)
Other deductions (2)	(4,006)	(3,711)	(3,977)

Net sales	160,581	151,794	145,879
Service revenues	33,456	32,197	36,284

Total net revenues	$194,037	$183,991	$182,163

(1)	See “—Critical accounting policies—Revenue recognition” for information regarding approaches we have taken in calculating rebates.
(2)	Other deductions consist of discounts, returns and allowances for credits.

For service revenue in the sleep disorder and pharmaceutical technology services segments, revenue is recognized when the service is performed.

Research and development

The focus of our research and development efforts, and the amount of such expenses that we incur, vary from year to year and quarter to quarter based on the specific needs of our business. Thus, for example, when changes were required in our sleep disorder and personal ventilation product line during the past two years, 41% of our research and development investment was focused upon our sleep disorder segment in fiscal 2005 and 44% of our research and development investment was focused upon that segment in fiscal 2004. For fiscal 2005, 2004 and 2003, we incurred research and development expenses of $7.0 million, $7.0 million and $5.9 million, respectively.

International sales

Our products are sold in over 70 countries worldwide. The table below sets forth our international sales, by segment, for the periods presented:

	2005		2004		2003
Fiscal year ended September 30, (dollars in thousands)	Net revenue	Percent of total revenue	Net revenue	Percent of total revenue	Net revenue	Percent of total revenue

Anesthesia	$8,357	4.3%	$6,907	3.8%	$6,146	3.4%
Respiratory/critical care	13,617	7.0%	12,755	6.9%	12,653	6.9%
Sleep disorder.	24,820	12.8%	26,924	14.6%	26,521	14.6%
Pharmaceutical technology services	—	—	—	—	—	—

Total	$46,794	24.1%	$46,586	25.3%	$45,320	24.9%

For international sales other than in the United Kingdom, where we operate our own sales and distribution office, we rely primarily on third-party distributors. Commencing in 2002, we sold our anesthesia and respiratory/critical care products in nine European and certain other related international markets primarily through a strategic alliance with Rusch GmbH, a manufacturer of medical devices. However, during our 2004 fiscal year, Rusch's parent company announced its purchase of Hudson-RCI, a competitor of ours in a number of respiratory and anesthesia products. In light of this acquisition, the parties terminated the distributor agreement, effective as of November 30, 2005. For a period of time we expect to continue to sell through a number of Rusch's country specific organizations. We are simultaneously evaluating alternative distribution methods, including partnering with third-party distributors in certain countries. If we are unable to establish new channels promptly and effectively, our international sales of anesthesia and respiratory products may be adversely impacted in fiscal 2006 by the termination of our distribution agreement with Rusch.

Foreign exchange risks

Our international business exposes us to foreign exchange risks, particularly with respect to our sleep disorder segment and, more particularly, with respect to international sales of our sleep disorder and personal ventilation products by our Breas subsidiary. Sales of such products by our Breas subsidiary are translated from Swedish kroner to United States dollars. The relative strength of the Swedish kroner as compared to the United States dollar, in fiscal 2005 and 2004, has resulted in increases in reporting Breas' revenue and operating losses. See “—Quantitative and qualitative disclosures about market risk” below.

Acquisitions

As part of our growth strategy, we pursue licensing agreements, strategic acquisitions and the purchase of technology. During the five year period ended September 30, 2005, we made or completed the following acquisitions:

•	We acquired a 100% equity interest in Breas over a period from June 1997 through April 2002. Breas is engaged in the manufacture and sale of sleep disorder and personal ventilation products.

•	We acquired a controlling interest in National Sleep Technologies, Inc. over a period from June 1998 through June 2000. In 2002, National Sleep Technologies merged with a subsidiary of The Johns Hopkins Health System Corporation, to form SSA. We own a 70% equity interest in SSA, which operates our sleep diagnostic services business. The portion of SSA that we do not own is principally owned by Johns Hopkins and is recorded as a minority interest in our consolidated financial statements.

•	We acquired a 100% equity interest in Stelex in 2002. We provide pharmaceutical technology services through this subsidiary.

•	In March 2005, we acquired a disposable airway management device business from a subsidiary of Baxter International, Inc. to improve our market share in the anesthesia segment.

These acquisitions have been accounted for as purchases and, accordingly, are included in our consolidated financial statements from the respective dates of acquisition.

Results of operations

The following table sets forth, for the periods indicated, certain statement of income data as a percentage of our net revenue.

For the year ended September 30,	2005	2004	2003

Consolidated statement of income data:
Net revenue	100.0%	100.0%	100.0%
Cost of goods sold	49.2	49.7	50.3
Gross profit:
Anesthesia	53.7	54.4	53.8
Respiratory/critical care	52.7	51.8	54.3
Sleep disorder	47.3	45.3	43.7
Pharmaceutical technology services	38.6	38.6	45.2
Total	50.8	50.3	49.7
Operating expenses:
Selling, general and administrative	26.3	27.2	28.2
Research and development	3.6	3.8	3.2
Restructuring and impairment	0.1	0.3	0.1
Other (income) expense, net	0.0	0.3	0.4
Total operating expenses	30.0	31.7	31.9
Interest income, net	(0.8)	(0.4)	0.1
Provision for income taxes	7.8	6.8	7.0
Income from continuing operations	13.6	12.0	10.5
Net income	13.6	12.0	7.8

Comparison of results for the year ended September 30, 2005 to the year ended September 30, 2004

Net revenues

Total net revenue increased by 5.5%, from $184.0 million for fiscal 2004 to $194.0 million for fiscal 2005. The percentage increase would have been 4.9% but for the impact of favorable foreign exchange rates. Of our total net revenue, $147.2 million, or 75.9%, were derived from domestic sales and $46.8 million, or 24.1%, were derived from international sales. Domestic revenues increased by 7.2%, from $137.4 million for fiscal 2004 to $147.2 million for fiscal 2005. International sales increased by $0.2 million. The international sales increase would have been a 1.8% decrease were it not for favorable foreign exchange rates.

We have set forth below the net revenues by business segment for fiscal 2005 compared to fiscal 2004.

Net revenue by business segment

For the year ended September 30, (dollars in thousands)	2005	2004	Percent change

Consolidated statement of income data:
Anesthesia	$93,337	$82,791	12.7%
Respiratory/critical care	42,423	42,079	0.8%
Sleep disorder	41,517	44,053	(5.8)%
Pharmaceutical technology services	16,760	15,068	11.2%

Total	$194,037	$183,991	5.5%

Anesthesia. Sales of anesthesia products increased by 12.7% from $82.8 million for fiscal 2004 to $93.3 million for fiscal 2005. This increase was due to volume growth in anesthesia circuits, including a 43.9% increase in sales of our patented anesthesia circuit, Limb-Ø™, to $11.8 million, a 22.0% increase in sales of traditional anesthesia breathing systems to $36.3 million resulting from the acquisition of the Baxter disposable airway management product line and volume increases in sales of products by our Thomas Medical Products subsidiary. Domestic sales of anesthesia products increased 12.0%, from $75.9 million to $85.0 million. International sales of anesthesia products increased 21.0%, from $6.9 million to $8.4 million.

Respiratory/critical care. Sales of respiratory/critical care products increased 0.8%, from $42.1 million for fiscal 2004 to $42.4 million for fiscal 2005, resulting from volume growth in our Broselow-Luten System, CPAP and ABG product lines, offset by a decline in the domestic sales of our blood pressure cuffs. We attribute the $1.3 million increase in sales of our Broselow-Luten System to growing awareness by hospitals of the special needs and risks associated with treating pediatric patients in the emergency room. Domestic sales of respiratory/critical care products declined by 1.8%, from $29.3 million to $28.8 million. International sales of respiratory/critical care products increased by 6.8% from $12.8 million for fiscal 2004 to $13.6 million for fiscal 2005, reflecting higher sales volumes in our ABG and CPAP product lines.

Sleep disorder. Our sleep disorder segment revenues decreased by 5.8% from $44.1 million for fiscal 2004 to $41.5 million for fiscal 2005. The percentage decrease would have been 8.0% but for the impact of favorable foreign exchange rates.

Revenues from our diagnostic services decreased by 2.5% from $17.1 million for fiscal 2004 to $16.7 million for fiscal 2005. In fiscal 2004, our SSA subsidiary closed 14 sleep laboratories and centers and opened nine new sleep laboratories and centers. In the continuing sleep laboratories and centers, revenue increased 22.3% from fiscal 2004 to fiscal 2005.

Revenues from the sale of sleep disorder and personal ventilation products at our Breas subsidiary decreased 7.8% from $26.9 million for fiscal 2004 to $24.8 million for fiscal 2005. The percentage decrease would have been 11.4% but for the impact of favorable foreign exchange rates. During fiscal 2005, a component vendor advised Breas that it was unable to deliver a sufficient quantity of a key component at our required specifications. As a result, Breas was unable to bring a new sleep disorder and personal ventilation product line to market in a timely manner. Since we had pre-announced the availability of that product line, orders for pre-existing products were reduced substantially and the unavailability of the new products negatively affected Breas' 2005 revenues. Limited shipments of the new product line began during the fourth quarter of fiscal 2005. We believe that this supply issue has now been adequately resolved.

Pharmaceutical technology services. Service revenues in our pharmaceutical technology services segment increased by 11.2%, from $15.1 million for fiscal 2004 to $16.8 million for fiscal 2005, resulting in part from increased sales of our ComplianceBuilder software product and in part from increased project work. The increased project work reflects improved demand from certain new and existing pharmaceutical and medical device clients.

Gross profit

We have set forth below the dollar amount of our gross profits and our gross profit margins for each of our four segments:

	2005		2004
For the year ended September 30, (dollars in thousands)	Gross profit	Gross profit margin	Gross profit	Gross profit margin

Anesthesia	$50,082	53.7%	$45,026	54.4%
Respiratory/critical care	22,357	52.7%	21,801	51.8%
Sleep disorder	19,627	47.3%	19,974	45.3%
Pharmaceutical technology services	6,464	38.6%	5,816	38.6%

Total	$98,530	50.8%	$92,617	50.3%

Gross profit dollar improvements in our anesthesia and respiratory/critical care segments correspond to the sales volume increases in those segments. The decline in gross profit margin in the anesthesia segment resulted from the inclusion of the Baxter disposable airways product into the sales mix at a lower margin. The increase in gross profit margin in the respiratory/critical care segment was due to the effect of a one-time inventory writedown of $1.0 million in fiscal 2004

The gross profit dollar decline in our sleep disorder segment resulted from the sales volume declines in diagnostic services and sleep disorder/personal ventilation products, which was offset in part by a cost savings resulting from the closing of 14 poorly performing sleep laboratories and centers. The gross profit margin in sleep disorder diagnostic services increased from 49.4% in fiscal 2004 to 53.1% in fiscal 2005, reflecting our efforts to close these facilities. The gross profit at Breas increased from 42.8% in fiscal 2004 to 43.4% in fiscal 2005 as the sales mix changed to include an increased percentage of higher margin new personal ventilation products.

Gross profit dollar improvements of approximately $0.6 million in our pharmaceutical technology services segment corresponded to the sales volume increase. Gross profit margin for fiscal 2004 and 2005 remained constant at 38.6%.

Operating expenses

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 1.8%, from $50.1 million for fiscal 2004 to $51.0 million for fiscal 2005. The increase resulted primarily from increased freight costs resulting from increased sales volumes, the impact of foreign exchange translation at Breas, increased compensation cost, increased accounting fees primarily related to Sarbanes-Oxley compliance and increased group purchasing organization fees. These increases were partially offset by reductions in legal expense and reduced health care costs.

Research and development. Research and development expenses were approximately $7.0 million for both fiscal 2004 and fiscal 2005. We continue to invest in the development of the new Breas family of sleep CPAP and personal ventilation equipment, and single use products for anesthesia and respiratory/critical care.

Restructuring and impairment. During fiscal 2005, we completed the closure of our California plant and charged $0.2 million to restructuring expense. During fiscal 2004, we recognized a $0.5 million restructuring charge associated with the closing of our California plant, a reduction in force at our Totowa, New Jersey headquarters and the closing of the Breas sales office in Belgium.

Other (income) expense, net. For fiscal 2005, other income, net of $0.1 million resulted from a litigation settlement, gains on sales of assets and realized foreign exchange gains, offset in part by charitable contributions consisting of product donations. For fiscal 2004, other expense, net of $0.6 million resulted from costs associated with an acquisition that we did not pursue to completion, severance costs and charitable product donations.

Other items

Interest income, net. Interest income, net doubled from $0.8 million for fiscal 2004 to $1.6 million for fiscal 2005, resulting from an increase in the level of cash and cash equivalents being invested and an increase in interest rates.

Income tax. The provision for income tax expense for fiscal 2005 and 2004 was $15.1 million and $12.5 million, respectively, reflecting effective tax rates of 35.9% and 35.6% for these periods, respectively. The tax rate increase to 35.9% resulted from the expiration of certain net operating loss carryforwards. See Note 15 of the notes to consolidated financial statements.

Discontinued operations. The net gain from our Vital Pharma discontinued operations was $0.1 million for fiscal 2005, as compared to a $0.1 million loss for fiscal 2004. See Note 2 of the notes to consolidated financial statements.

Comparison of results for the year ended September 30, 2004 to the year ended September 30, 2003

Net revenues

Total net revenue increased by 1.0%, from $182.2 million for fiscal 2003 to $184.0 million for fiscal 2004. The 1.0% increase would have been a 0.9% decrease were it not for favorable foreign exchange rates. Of our total net revenue, $137.4 million, or 74.7%, were derived from domestic sales and $46.6 million, or 25.3%, were derived from international sales. Domestic revenues increased by 0.4%, from $136.8 million for fiscal 2003 to $137.4 million for fiscal 2004. The 0.4% increase resulted from a 9.0% increase in our anesthesia segment which offset declines in our respiratory/critical care, sleep disorder and pharmaceutical technology services segments. International revenues increased by 2.8%, from $45.3 million for fiscal 2003 to $46.6 million for fiscal 2004. The 2.8% increase would have been a 4.6% decrease were it not for favorable foreign exchange rates.

We have set forth below the net revenues by business segment for fiscal 2004 compared to fiscal 2003:

For the year ended September 30, (dollars in thousands)	2004	2003	Percent change

Consolidated statement of income data:
Anesthesia	$82,791	$75,949	9.0%
Respiratory/critical care	42,079	45,829	(8.2)%
Sleep disorder	44,053	45,580	(3.4)%
Pharmaceutical technology services	15,068	18,105	(16.8)%
Rebate allowance adjustment (1)	—	(3,300)	N/A

Total	$183,991	$182,163	1.0%

(1)	This rebate allowance adjustment relates to our anesthesia and respiratory/critical care segments. For information regarding the approach we have taken in calculating this adjustment, see “—Critical accounting policies—Revenue recognition” below.

Anesthesia. Sales of anesthesia products increased by 9.0% from $75.9 million for fiscal 2003 to $82.8 million for fiscal 2004. This increase was due to volume growth in anesthesia circuits, including Limb-Ø™, our patented anesthesia circuit, sales of which increased 70.5% to $8.2 million, a 12.0% increase in sales of traditional anesthesia circuits to $25.0 million and volume increases in our Thomas Medical Products subsidiary. Domestic sales of anesthesia products increased by 8.7%, from $69.8 million to $75.9 million. International sales of anesthesia products increased by 12.4%, from $6.1 million to $6.9 million, principally from the European distribution agreement with Rusch.

Respiratory/critical care. Sales of respiratory/critical care products decreased by 8.2%, from $45.8 million for fiscal 2003 to $42.1 million for fiscal 2004. Domestic sales declined 11.6%, from $33.2 million to $29.3 million, resulting from increased competition within the segment. International sales increased by 0.8% from $12.7 million for fiscal 2003 to $12.8 million for fiscal 2004, reflecting higher sales volumes through our distributor arrangement in Europe with Rusch.

Sleep disorder. Our sleep disorder revenues decreased by 3.4% from $45.6 million for fiscal 2003 to $44.1 million for fiscal 2004. The 3.4% decrease would have been a 10.2% decrease were it not for favorable foreign exchange rates.

Revenues from our diagnostic services decreased by 5.8% from $18.2 million for fiscal 2003 to $17.1 million for fiscal 2004. We closed 14 sleep laboratories and centers and opened nine new sleep laboratories and centers in fiscal 2004. In the continuing sleep laboratories and centers, revenue increased 16.1%.

Revenues from sales of sleep disorder and personal ventilation products at our Breas subsidiary decreased by 1.7% from $27.4 million for fiscal 2003 to $26.9 million for fiscal 2004, resulting from increased competition in our ventilator product line and from discontinuing certain original equipment manufacturer, or OEM, products as a result of an increased focus on our own manufactured products. The 1.7% decrease would have been a 12.8% decrease were it not for favorable foreign exchange rates.

Pharmaceutical technology services. Service revenues in our pharmaceutical technology services segment decreased by 16.8%, from $18.1 million for fiscal 2003 to $15.1 million for fiscal 2004. During fiscal 2004, our larger pharmaceutical customers reduced their external resource usage with respect to FDA regulatory compliance needs.

Gross profit

We have set forth below the dollar amount of our gross profits and our gross profit margins for each of our four segments:

	2004		2003
For the year ended September 30, (dollars in thousands)	Gross profit	Gross profit margin	Gross profit	Gross profit margin

Anesthesia	$45,026	54.4%	$40,880	53.8%
Respiratory/critical care	21,801	51.8%	24,866	54.3%
Sleep disorder	19,974	45.3%	19,921	43.7%
Pharmaceutical technology services	5,816	38.6%	8,188	45.2%
Rebate adjustment	—	—	(3,300)	N/A

Total	$92,617	50.3%	$90,555	49.7%

Gross profit dollar and margin improvements in our anesthesia segment resulted from sales volume increases at our Thomas Medical Products subsidiary and cost improvement projects at our New Jersey plant. The declines in gross profit dollars and margin in our respiratory/critical care segment resulted primarily from sales volume declines and inventory writedowns of $1.0 million. In both the anesthesia and respiratory/critical care segments, we were impacted by pricing pressures resulting from the membership of our customers in group purchasing organizations.

We experienced a gross profit dollar decline of $2.1 million in our sleep disorder segment as a result of volume and price reductions at our Breas subsidiary. These declines were more than offset by the cost saving effect of closing poorly performing sleep laboratories and centers. The gross profit percentage in our sleep diagnostic services business increased from 45.0% in fiscal 2003 to 49.4% in fiscal 2004, while the gross profit percentage in our Breas subsidiary decreased from 43.6% in fiscal 2003 to 42.8% in fiscal 2004.

The declines in gross profit dollars and margin in our pharmaceutical technology services reflect the decline in service revenues resulting from reduced FDA regulatory compliance needs.

Operating expenses

Selling, general and administrative expenses. Selling, general and administrative expenses decreased by 2.4%, from $51.3 million for fiscal 2003 to $50.1 million for fiscal 2004. The decrease consists primarily of cost reductions, primarily at our Breas sales offices and in our pharmaceutical technology services subsidiary, and a reduction in bad debt expense, offset in part by an increase resulting from foreign exchange rate changes.

Research and development. Research and development expenses increased by approximately $1.1 million, or 19.8%, from $5.9 million for fiscal 2003 to $7.0 million for fiscal 2004, as we invested in the development of new products for our Breas subsidiary.

Restructuring and impairment. During the third quarter of fiscal 2002, we recognized an impairment charge of $1.6 million relating principally to a Chinese distributor based on an evaluation of its business in China. At that time, we believed that we would be able to renegotiate our agreement with our Chinese distributor to preserve some of our business in that country. In May of 2003, we retained counsel in China to commence certain legal actions against our distributor to collect our accounts receivable, and in the third quarter of fiscal 2003 we wrote-off all amounts due from this distributor, amounting to $0.5 million. In September 2003, we received $0.4 million in cash from this distributor and we recovered certain inventory. Accordingly, in the fourth quarter of fiscal 2003, we recorded that payment as income. See Note 11 of the notes to consolidated financial statements.

During our 2004 fiscal year, we recognized a $0.5 million restructuring charge resulting from the closing of our California plant, a reduction in force at our Totowa, New Jersey headquarters and the closing of the Breas sales office in Belgium.

Other (income) expense, net. For fiscal 2004, other expense, net of $0.6 million resulted from charitable product donations, costs associated with an acquisition that we did not pursue to completion and severance costs. For fiscal 2003, other expense, net of $0.7 million consisted primarily of costs of a public offering that we did not pursue to completion, charitable product donations and costs relating to the closing of several redundant sales offices operated by our Breas and pharmaceutical technology services subsidiaries.

Other items

Interest income, net. Interest income increased by 26.0%, from $0.7 million for fiscal 2003 to $0.8 million for fiscal 2004, resulting from an increase in the level of cash and cash equivalents being invested. Interest expense decreased from $0.9 million for fiscal 2003 to less than $0.1 million for fiscal 2004. Interest expense for fiscal 2003 included $0.8 million of interest relating to past taxes due resulting from an Internal Revenue Service examination, and interest of $0.1 million on a loan that was paid off in December 2003.

Income tax. The provision for income tax expense for fiscal 2004 and fiscal 2003 was $12.5 million and $12.8 million, respectively, reflecting effective tax rates of 35.6% and 39.7% for these periods, respectively. We included in the provision for fiscal 2003 an additional provision of $1.1 million resulting from a routine examination by the Internal Revenue Service of our 1997, 1998 and 1999 Federal income tax returns. Also, in fiscal 2003, in order to reflect the results of the IRS examination, we re-filed certain state tax returns for prior periods, resulting in additional tax expense of $0.3 million and interest expense of $0.1 million.

Discontinued operations. On October 30, 2003, we sold the assets of our Vital Pharma subsidiary to ProClinical, Inc. We received $0.5 million in cash and a three-year note receivable from ProClinical for $2.0 million. The note is secured by a first lien against all of the assets sold. No gain or further loss was recorded on the sale. On December 29, 2003, we sold certain related real estate. We have accounted for these sales on a cost recovery basis. The net loss, after applying the tax benefit, from discontinued operation was approximately $0.1 million for fiscal 2004 and approximately $5.0 million for fiscal 2003.

Liquidity and capital resources

We believe that the funds generated from operations, along with our current working capital position and the net proceeds to be received by Vital Signs in this offering, will be sufficient to satisfy our capital requirements for at least the next twelve months.

Cash flows

Historically, our primary liquidity requirements have been to finance business acquisitions and to support operations. We have funded these requirements primarily through internally generated cash flow.

During fiscal 2005, operating activities provided $31.0 million of net cash. Investing activities used $15.5 million of net cash, including $9.9 million for the acquisition of the Baxter disposable airway management product line and capital additions of $5.6 million. Financing activities used $9.4 million, consisting of $9.1 million for the repurchase of common stock and $3.4 million paid for dividends, which were offset in part by $3.1 million of cash received from the exercise of stock options.

During fiscal 2004, operating activities provided $35.1 million of net cash. Investing activities used $3.7 million of net cash, including capital additions of $5.3 million. Financing activities used $11.2 million, consisting of $8.1 million for the repurchase of common stock, $3.1 million paid for dividends and $1.7 of principal payments on long-term debt, which were offset in part by $1.7 million of cash received from the exercise of stock options.

During fiscal 2003, operating activities provided $33.4 million of net cash. Investing activities used $4.5 million of net cash, including capital additions of $4.7 million, offset in part by $0.2 million of net proceeds from the sale of certain investment securities. Financing activities used $4.6 million, consisting of $2.6 million for the repurchase of common stock, $2.5 million paid for dividends and $0.3 million of principal payments on long-term debt, which were offset by $0.7 million of cash received from the exercise of stock options.

Cash and working capital

Cash and cash equivalents were $81.8 million at September 30, 2005 as compared to $76.5 million at September 30, 2004. At September 30, 2005, our working capital was $119.6 million compared to $112.9 million at September 30, 2004. At September 30, 2005, the current ratio was 7.9 to 1.0 and at September 30, 2004 the current ratio was 7.8 to 1.0.

Debt

We have no committed lines of financing.

Working capital policy and capital expenditures

Our current policy is to retain working capital and earnings for use in our business, subject to the payment of certain cash dividends. Such funds may be used for the buyback of our common stock, business acquisitions, product acquisitions and product development, among other things. We regularly evaluate and negotiate with domestic and foreign medical device companies regarding potential business or product line acquisitions, licensing arrangements and strategic alliances.

Capital expenditures for our 2005 fiscal year were approximately $5.6 million, and included expenditures for the capitalized costs of software development ($1.9 million); computer hardware and software to upgrade our management information systems ($0.6 million); tools and molding for use at our Breas facility ($1.2 million); molds and equipment at both our Thomas Medical Products facility ($0.4 million) and our Colorado manufacturing plant ($0.3 million); equipment and building improvements at our New Jersey facility ($0.4 million) and Thomas Medical Products facility ($0.4 million); new laboratory equipment ($0.1 million) for our sleep laboratories and centers; and patents ($0.2 million). For information regarding capital expenditures by segment, see Note 18 of the notes to the consolidated financial statements.

Dividend and stock buybacks

Our board of directors had authorized a total expenditure of up to $35.0 million for the repurchase of our common stock, including the expenditure of $15.0 million authorized by our board of directors on February 8, 2005. During the past three fiscal years, we repurchased 613,300 shares for $19.8 million, at an average price of $32.30 per share. On November 22, 2005, our board of directors suspended this repurchase authorization while this offering is pending.

Contractual obligations

The following table sets forth, at September 30, 2005, the amounts of payments due under our operating leases and other long-term obligations for the time periods described below:

Payments Due by Period

Contractual obligations (in thousands)	Total	Less than one year	One year to three years	Three years to five years	More than five years

Operating leases	$4,040	$1,312	$2,354	$374	—
Long-term debt	—	—	—	—	—
Capital leases	—	—	—	—	—
Purchase obligations	—	—	—	—	—

Other

At September 30, 2003, 2004 and 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have material relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than what is disclosed in Note 19 of the notes to the consolidated financial statements.

Critical accounting policies

We have identified the following critical accounting principles that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our consolidated financial statements in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, allowance for doubtful accounts, and contingencies and litigation. We state these accounting policies in the notes to our consolidated financial statements and at relevant places in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting principles affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

Net revenues consist of sales of our anesthesia, respiratory/critical care and sleep disorder and personal ventilation products and revenues from our sleep disorder diagnostic services and pharmaceutical technology services. For all product sales, revenue is recognized when title to the product passes to the customer. For product sales to all customers except for certain domestic distributors, title passes upon shipment of the product by us. For sales through certain domestic distributors, title passes when the product is received by the distributor. For service revenue, revenue is recorded when the service is performed.

Our sales to United States distributors are made at our distributor list price. Because the end-user (i.e., a hospital) is typically entitled, on a case by case basis, to a price lower than our distributor list price, the distributor is then due a rebate, equal to the difference between the distributor list price and the final lower contract price, when shipment is made to the end user. In order to properly reflect our sales to distributors, we record the gross sale at our distributor list price, less the amount of the expected rebate, to arrive at the net sale. This net sale is the amount we expect to receive in cash from the distributor on the sale.

On a monthly basis, each distributor provides us with documentation of shipments to particular end-users and computes a rebate claim on such shipments. Once the distributor has provided us with this claim, the distributor will deduct the computed rebate from its net remittance.

The amount of the estimated rebate that has not yet been taken by the distributor through the reduction of a payment is included in the allowance for rebates, which reduces the accounts receivable on our balance sheet. This allowance is calculated by adding the amount of rebates claimed by the distributors through documentation but not yet reimbursed plus an estimate by us of the amount of future rebates due on any inventory that the distributors are holding at the end of each period.

Prior to fiscal 2003, we utilized an historical moving average to estimate the allowance for rebates. Based upon a review that we conducted in fiscal 2003 in connection with the preparation of our second quarter financial report, we concluded that the moving average estimate did not necessarily result in the appropriate liability due to the distributor. Accordingly, we changed our method of estimating rebate claims to record the allowance for rebates based upon the documentation provided by the distributor for shipments and inventory not yet shipped. We also recorded a $3.3 million expense to increase the amount of our allowance for rebates. Over the years, our information systems have improved. During the second quarter of fiscal 2005, we concluded that rebates due could be better measured by utilizing current period rebate data to determine an estimated rebate percentage, by distributor and product, and applying that percentage to the current period gross sales by distributor and product. We believe that there was no material financial statement impact between our current approach and the approach we adopted in fiscal 2003.

The allowance for rebates was $7.3 million and $8.2 million at September 30, 2005 and September 30, 2004, respectively. Rebate expense was $55.9 million and $47.9 million for the years ended September 30, 2005 and 2004, respectively.

Amortization of goodwill

Through September 30, 2001, we amortized goodwill and intangibles on a straight-line basis over their estimated lives. Upon our adoption of SFAS No. 142 on October 1, 2001, we ceased amortizing goodwill and we perform an annual impairment analysis based upon discounted cash flows to assess the recoverability of the goodwill, in accordance with the provisions of SFAS No.

142. We last completed this impairment test during the three month period ended March 31, 2005 and found no impairment. We also review the carrying value of other long-lived assets on a periodic basis, or whenever events or changes in circumstances indicate that the amounts may not be recoverable. If we determine that the carrying amount of an asset may not be recoverable, we then estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. We will recognize an impairment loss if the carrying value of the assets exceeds the estimated future undiscounted cash flows of those assets. See Note 1 of the notes to our consolidated financial statements presented elsewhere herein. We have not incurred material impairment charges since fiscal 2001. If we are required to record impairment charges in the future, it would have an adverse impact on our results of operations and financial condition. Goodwill amounted to $77.2 million at September 30, 2005 and $69.5 million at September 30, 2004.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in bad debt expense. Our allowance for doubtful accounts was $0.5 million at September 30, 2005 and $0.6 million at September 30, 2004. We determine the adequacy of this allowance by evaluating individual customer receivables, considering the customer's financial condition and credit history and analyzing current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Claims and proceedings

We are subject to various claims and legal actions in the ordinary course of our business. These matters frequently arise in disputes regarding the rights to intellectual property, where it is difficult to assess the likelihood of success and even more difficult to assess the probable ranges of recovery. Although we currently are not aware of any legal proceeding that is reasonably likely to have a material adverse effect on our financial position and results of operations other than legal proceedings for which accruals have been provided, if we become aware of any such claims against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies to the extent that such contingencies are measurable.

Inventory obsolescence

We establish an allowance for inventory obsolescence. The allowance is determined by performing an aging analysis of the inventory; based upon this allowance, inventory is stated at the lower of cost, using the first in, first out method, or its net realizable value. During fiscal 2004, we wrote-off certain inventory amounting to $1.0 million. Our inventory allowance for obsolescence was $0.7 million at September 30, 2005 and $1.2 million at September 30, 2004.

Recent accounting pronouncements

For information regarding new accounting pronouncements, see Note 1 of the notes to consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks, including the impact of material price changes and changes in the market value of our investments and, to a lesser extent, interest rate changes and foreign currency fluctuations. In the normal course of business, we seek to limit the impact of market risks on earnings and cash flows.

The impact of interest rate changes is not material to our financial condition. We do not enter into interest rate transactions for speculative purposes.

For fiscal 2005, our international net revenue represented approximately 24.1% of our total net revenues. Our Breas subsidiary, located in Sweden, represented 53% of our total international net revenues during fiscal 2005. We do not enter into any derivative transactions, including foreign currency transactions, for speculative purposes. We have not entered into any derivative instrument transactions, such as foreign exchange forward or option contracts, as of September 30, 2005.

Our primary risk involving price changes relates to raw materials used in our operations. We are exposed to changes in the prices of resins and latex for the manufacture of our products. We do not enter into commodity futures or derivative instrument transactions. Except with respect to our single source of supply for facemasks, we seek to maintain commercial relations with multiple suppliers and when prices for raw materials rise to attempt to source alternative supplies.

Business

Our company

We are a leading designer, manufacturer and marketer of airway management products for the anesthesia, respiratory/critical care and sleep disorder markets. We sell our products in over 70 countries worldwide. We offer one of the broadest single-patient use anesthesia and respiratory/critical care product lines in the industry and have developed numerous innovative products which are now considered industry standards. In addition, we sell therapeutic products for patients suffering from sleep disorders and provide sleep disorder diagnoses at sleep laboratories and centers that we operate. We also deliver technology services to companies regulated by the FDA.

We categorize our product and service offerings within our four business segments: anesthesia, respiratory/critical care, sleep disorder and pharmaceutical technology services, which we describe in more detail below:

Anesthesia

We have been supplying products to the anesthesia market for 33 years. Our single-patient use anesthesia products and systems are designed to deliver oxygen and anesthesia from a gas source, such as an anesthesia machine, to a patient's pulmonary system. They also remove anesthetic gases, carbon dioxide and expiratory oxygen from a patient and link a patient to various monitors. Based upon data furnished by IMS Health Incorporated, we believe that we have a number one U.S. market share position for anesthesia breathing circuits, face masks and infusors. Our principal anesthesia products consist of face masks, breathing circuits and general anesthesia products. We believe that the breadth of our product offerings gives us the advantage of being able to sell customized circuits composed of multiple products. Historically, we have included the products sold by our Thomas Medical Products subsidiary within this segment. Thomas Medical is an original equipment manufacturer that produces vascular access products for sale to other health care product providers. These providers use Thomas Medical's offerings as components of their products or kits or as finished products. For fiscal 2004 and 2005, our anesthesia segment contributed 45.0% and 48.1%, respectively, of our net revenue.

Respiratory/critical care

We have been supplying products to the respiratory/critical care market for over 25 years. Based upon data furnished by IMS Health Incorporated, we believe that we have a number two U.S. market share position for ABG syringes and resuscitators. Our primary respiratory products are ABG syringes and kits, manual resuscitators and blood pressure cuffs. We also distribute critical care equipment kits and modules, which are color coded to allow emergency room workers to quickly and accurately determine the proper equipment size to use with pediatric patients. For fiscal 2004 and 2005, our respiratory/critical care segment contributed 22.9% and 21.9%, respectively, of our net revenue.

Sleep disorder

Building upon our airway management expertise and our long-time experience with CPAP systems, we began providing sleep disorder products and services in the late 1990s. We believe that we are the only company that both operates sleep laboratories and centers to diagnose obstructive sleep apnea and manufactures and sells products designed to treat that condition. As of September 30, 2005, we operated 52 sleep diagnosis laboratories and centers in seven states in the United States and in Washington D.C. At these laboratories and centers, we conduct sleep studies to determine whether the patients referred to us suffer from sleep disorders. If a patient is determined to suffer from sleep apnea, we can offer the patient follow-up diagnostic and monitoring services and may, under certain circumstances, be in a position to sell our sleep disorder products to the patient. Our principal sleep disorder products, currently marketed primarily outside of the United States, are personal ventilation systems, which are used in the treatment of obstructive sleep apnea to prevent temporary airway closure during sleep. For fiscal 2004 and fiscal 2005, sleep disorder and personal ventilation products and services accounted for 23.9% and 21.4%, respectively, of our net revenue.

Pharmaceutical technology services

In 1996, we began providing regulatory consulting services to clients, helping them to develop and validate systems and processes for their manufacturing, infrastructure, research and development, laboratory and quality assurance departments. In 2002, with our acquisition of our Stelex subsidiary, we expanded our services to include computer systems compliance. In addition, we have developed and currently market proprietary software products used in conjunction with our services to help clients comply with FDA regulations. We deliver these technology services to FDA regulated companies primarily in the pharmaceutical sector, as well as to medical device, diagnostic and biotechnology companies. Our clients include some of the largest pharmaceutical companies in the world. For fiscal 2004 and fiscal 2005, pharmaceutical technology services accounted for 8.2% and 8.6%, respectively, of our net revenue.

Market overview

Anesthesia and respiratory/critical care

Demand for single-patient use anesthesia and respiratory/critical care products depends in part on trends in the total number of surgical procedures performed. According to a market forecast published by Medtech Insight, LLC, the size of the United States market for anesthesia and respiratory airway management products is currently estimated at approximately $800 million and is expected to reach $1.1 billion by calendar 2010.

In response to rising health care costs, managed care companies and other third-party payors have placed pressure on health care providers to reduce costs, which could hamper our revenue growth. Yet, we believe that efforts to contain rising health care costs have increased the preference for single-patient use medical products, which we believe improve the productivity of health care professionals, reduce overall provider costs and improve patient care.

We believe that single-patient use medical products provide the United States health care industry with the following benefits:

•	cost effectiveness, by lowering the labor costs associated with sterilizing, reassembling and re-testing reusable products, lowering inventory costs, reducing the initial capital outlays for stocking new reusable products and improving the ability to allocate costs directly to individual patients;

•	improved patient care, by reducing the risk of contracting infections from reusable products that have been inadequately sterilized, thereby reducing the risk of additional post-operative patient care; and

•	reduced set up time, resulting from the fact that many single-patient use products can be packaged in disposable kits, allowing medical practitioners to reduce set up time and thereby perform more procedures.

As a result of these factors, we believe that single-patient use medical products have become the products of choice in the United States anesthesia and respiratory/critical care markets.

We view the international markets as a significant growth opportunity for our company as single-patient use products have not fully penetrated those markets. We believe that in developed countries, heightened concern regarding cross-contamination and sterilization costs are resulting in single-patient use medical products replacing traditional reusable products. We believe that the trend towards utilizing single-patient use products is accelerating in developing countries as health care standards improve. In addition, many developing markets have high incidences of communicable respiratory diseases and are becoming increasingly aware of the value of single-patient use respiratory products.

Single-patient use anesthesia products and systems are designed to deliver oxygen and anesthesia from a gas source, such as an anesthesia machine, to a patient's pulmonary system. They also remove anesthetic gases, carbon dioxide and expiratory oxygen from a patient and link the patient to various monitors. Face masks and breathing circuits constitute our primary anesthesia product offerings.

Single-patient use respiratory/critical care products are designed to assist hospitals with their infection control programs by helping to reduce infections caused by cross-contamination when products are used by more than one patient. These products also offer patient benefits as they are generally lighter than reusable products resulting in better patient care, for example, by causing less torque on the endotrachael tube. We believe that in recent years there has been an increasing incidence of respiratory illnesses, such as asthma and emphysema, due in part to an increasingly susceptible aging population, environmental pollution, smoking-related illnesses and communicable diseases with significant respiratory impact, such as tuberculosis, HIV and influenza. People with these conditions have a need for our products, such as manual resuscitators and ABG kits, in emergency care situations.

Sleep disorder

Obstructive sleep apnea is considered to be one of the most common sleep problems. Obstructive sleep apnea, or OSA, is a condition that causes the soft tissue in the rear of the throat to narrow and repeatedly close during sleep. Oxygen deficiency, elevated blood pressure and increased heart rate associated with OSA are related to increased risk of cardiovascular morbidity, stroke and heart attack. Additionally, OSA may result in excessive daytime sleepiness, reduced cognitive functions, including memory loss, lack of concentration, depression and irritability. According to the National Heart, Lung and Blood Institute of the National Institutes of Health, approximately 20 million in the United States alone suffer from sleep apnea. We believe that a substantial portion of those remain undiagnosed. Increased awareness of OSA among doctors and patients in recent years is expected to continue fueling growth of the OSA diagnostic and treatment industry.

The diagnosis of obstructive sleep apnea typically requires monitoring a patient during sleep. During overnight testing, which usually takes place in a clinical setting, respiratory parameters and sleep patterns are monitored along with other vital signs, providing information about the quality of an individual's sleep. A report by Frost & Sullivan indicates that in 2003, there were approximately 2,800 sleep laboratories and centers in the United States. We believe that this represents a significant expansion over the number of such laboratories and centers that existed in the United States two decades earlier.

CPAP therapy has evolved as the primary method for the treatment of obstructive sleep apnea, in part because it is less invasive and more cost-effective than surgery. Unlike surgery, which may only result in reduced snoring, we believe that CPAP therapy actually reduces the occurrence of obstructive sleep apnea. During this therapy, a patient sleeps with a nasal or facial mask connected by a tube to a small portable airflow generator that delivers room air at a predetermined continuous positive pressure. The continuous air pressure acts as a pneumatic splint to keep the patient's upper airway open and unobstructed. As a result, the cycle of airway closures, which leads to the disruption of sleep and other symptoms that characterize obstructive sleep apnea, is prevented.

CPAP is generally not a cure but a therapy for managing obstructive sleep apnea, and therefore, must be used on a daily basis as long as treatment is required. Patient compliance has been a major factor in the efficacy of CPAP treatment. Early generations of CPAP units provided limited patient comfort and convenience. More recently, product innovations to improve patient comfort and compliance have been developed.

Pharmaceutical technology services

Pharmaceutical, diagnostic, biotechnology and medical device companies are strictly regulated by the FDA. The FDA's regulatory framework covers virtually every aspect of these companies' operations. FDA regulations mandate that these companies maintain highly detailed records to enable them to demonstrate compliance with complex requirements. Companies that fail to comply with FDA regulations may be delayed or prevented from commercializing new products and product enhancements and may have existing products removed from the market.

The tasks of developing FDA compliance programs and monitoring their performance are complex and time-consuming. Enforcement of FDA requirements has increased significantly in recent years, and the FDA has publicly stated that compliance will be more strictly scrutinized. If the FDA believes that its regulations have not been fulfilled, it may invoke extensive enforcement powers against the violating company. We believe that many FDA regulated companies do not maintain the internal staff necessary to meet the increased requirements and FDA scrutiny and therefore require consultants to help them become and remain compliant. We also believe that regulated companies are under continuing scrutiny with regard to the quality and compliance of critical computer systems and will continue to require external help to develop and implement these systems.

Competitive strengths

We believe that we have demonstrated competitive strengths in each of our segments which help to differentiate us from other medical device manufacturers that compete with us in particular markets. Those strengths include the following:

Anesthesia and respiratory/critical care

Industry leading developer and manufacturer. We are a developer and manufacturer of multiple products which have become industry-standards in both the anesthesia and respiratory/critical care markets. We strive to identify problems that confront hospitals and their patients and then develop safe, effective and innovative solutions to those problems.

Brand recognition. We have obtained worldwide brand recognition through years of supplying the anesthesia and respiratory/critical care markets. In the United States, we sell our products to our hospital customers both directly and through national medical supply distributors. Internationally, we distribute our products both through our own direct sales force and through distributors. In fiscal 2005, 24.1% of our net revenue was sold internationally.

Relationships with hospitals. We have developed strong relationships with hospitals located throughout the United States. As of September 30, 2005, we employed 57 salespersons who sell directly to United States based hospitals.

Most manufacturing is done internally. Several of our facilities have been designed to allow us to perform various manufacturing functions. See the section entitled “Business—Properties.” We manufacture a majority of our products internally, providing numerous manufacturing efficiencies and the ability to react quickly to changes in market demand. We believe that these capabilities allow us to contain costs, control quality and maintain security of proprietary processes.

Broad range of product offerings. We believe that our broad range of product offerings represents a competitive advantage over suppliers with more limited product lines and helps us to grow our business. We continue to supplement our existing products and services with new offerings designed to meet the needs of health care professionals. For example, in response to reports of allergic reactions to medical devices containing latex, we manufacture a number of latex free products.

Sleep disorders

Direct access to patients. As of September 30, 2005, we operated 52 sleep laboratories and centers in the United States. These sleep laboratories and centers provide us with direct access to patients.

Through our sleep laboratory affiliations, we are able to educate health care providers and patients with respect to the development of sleep apnea treatments and, in certain cases, introduce our sleep disorder and personal ventilation products directly to the patient.

Pharmaceutical technology services

Ability to leverage our own expertise. We are strictly regulated by the FDA. As a result, we are mindful of the complexity of FDA regulations and the strict environment in which such regulations are enforced. We believe that we have a thorough understanding of the questions that must be asked and the processes that must be undertaken, because we have been focused on regulatory compliance for decades.

Growth strategy

Our goal is to strengthen our position as a leading provider of single-patient use medical devices for the anesthesia and respiratory/critical care markets, while also enhancing our position as a provider of sleep disorder and personal ventilation products and services, and as a provider of regulatory consulting services. In order to achieve these objectives, we intend to continue to pursue the following growth strategies:

Anesthesia and respiratory/critical care

Develop complementary and innovative products. We intend to continue to develop new products to respond to the needs of health care providers and that are complimentary to our existing product lines. We have introduced a variety of innovative products, including our air cushion face masks, our clear non-conductive circuits, our dry heparin ABG kits and our single patient resuscitators and blood pressure cuffs.

Extend our penetration into hospitals. As of September 30, 2005, we had a 57 person domestic direct sales force. We utilize our direct sales force to increase the number of hospitals that we cover and to penetrate deeper into the hospitals that we presently serve.

Capitalize on the popularity of single patient use products. We intend to capitalize on the growing acceptance of single patient use products in international markets. We believe that once single patient use products gain visibility in particular markets, there is significant opportunity for us to expand both our products offerings and our distributor networks in those markets.

Pursue licensing arrangements and strategic acquisitions. We intend to pursue licensing arrangements and strategic acquisitions, both domestically and internationally, to expand our product line, to develop our technology and to improve our market share positions. From fiscal 1997 through fiscal 2005, we have completed and successfully integrated five acquisitions. We typically target product areas in which licensing arrangements or business, technology or product acquisitions will allow us to reach the market more quickly and less expensively than if we had developed the products internally. We believe that our direct sales and distribution network, well-recognized brand name and experienced management team, provide a strong platform on which to execute our expansion strategy.

Expand our relationship with group purchasing organizations. Our strategy is to sell more products to our customers that are group purchasing organization members, negotiate favorable terms with group purchasing organizations with which we now deal and secure additional group purchasing organization contracts.

Sleep disorder

Leverage airway management experience. We seek to leverage our airway management expertise by providing products and services for the high growth sleep disorder and personal ventilation markets. We offer products for the treatment of obstructive sleep apnea and operate sleep diagnosis laboratories and centers in the United States which test the need for sleep apnea products.

Expand significantly in the obstructive sleep apnea diagnosis field. We intend to expand our presence in the obstructive sleep apnea diagnosis field significantly by increasing the number of hospital-based sleep laboratories and centers that we operate. As of September 30, 2005, we operated 52 sleep diagnosis laboratories and centers in seven states in the United States and in Washington D.C. The operation of these laboratories and centers provides us with direct access to patients at the point of diagnosis. This is a highly fragmented industry comprised of numerous unaffiliated sleep facilities that, in many cases, offer fewer services than we offer. We seek to align ourselves, and more particularly our new sleep laboratories and centers, with hospitals and clinics that can be expected to offer a steady source of patient referrals. We believe that the information derived from our laboratories and centers enables us to improve our sleep diagnosis services, develop complementary sleep disorder and personal ventilation products and educate physicians about sleep disorders and the benefits that may be derived from CPAP devices.

Introduce our sleep products in the United States and leverage our sleep laboratories and centers to develop markets for those products. We intend to develop in the United States the same reputation that our Breas subsidiary enjoys in Europe as a leading provider of sleep disorder and personal ventilation products. We have received clearance from the FDA to market several Breas products that presently are sold in international markets but not in the United States. We plan to submit additional sleep disorder and personal ventilation products for FDA clearance in the next 12 months.

Pharmaceutical technology services

Leverage expertise in navigating FDA regulations. We have developed expertise navigating complex FDA regulations that directly affect the time required to bring a product to market. We seek to leverage this expertise by providing consulting services on issues of regulatory compliance and satisfaction of internal protocols both to large pharmaceutical companies and to smaller diagnostic, biotechnology and medical device companies.

Expand our pharmaceutical technology services. We seek to provide additional consulting services to existing clients and will seek to obtain new consulting clients. We believe that there are a significant number of FDA regulated companies, subject to increasing regulation and scrutiny, that do not maintain the internal staff necessary for identifying, interpreting and assuring compliance with FDA and other regulatory requirements. We also believe that the complexity of implementing and validating critical computer systems to meet regulatory requirements continues to increase. As a result, we have developed and currently market proprietary software products that we use in conjunction with our services to help clients comply with FDA regulations. We plan to continue to partner with leading software providers and to develop internal expertise to provide additional services to clients and to differentiate our service offerings from those offered by our competitors.

Principal products and services

Our principal products and services fall into four segments: anesthesia, respiratory/critical care, sleep disorder, and pharmaceutical technology services, which are described below.

Anesthesia

Anesthesia products were our first line of business and continue to be our leading source of revenue. Our single-patient use products and systems are designed to deliver oxygen and anesthesia from a gas source, such as an anesthesia machine, to a patient's pulmonary system. They also remove anesthetic gases, carbon dioxide and expiratory oxygen from a patient and link a patient to various monitors. Based upon data furnished by IMS Health Incorporated, we believe that we have a number one U.S. market share position for anesthesia breathing circuits, face masks and infusors, and a leading market position in the other anesthesia subcategories in which we sell products. We offer a wide variety of products which are designed to be compatible with the anesthesia equipment manufactured by most companies. Our anesthesia segment accounted for 45.0% of our net revenue in fiscal 2004 and 48.1% of our net revenue in fiscal 2005.

Our primary anesthesia products and systems include:

•	Anesthesia breathing circuits are single-patient use devices used to ventilate and carry oxygen and anesthesia to a patient while under general anesthesia during surgery as well as to connect the patient to an anesthesia machine and to monitors. The traditional system is referred to as a “circuit” because it is comprised of two tubes, one carrying inspiratory gases to a patient and the other carrying expiratory gases away from a patient. Each traditional breathing circuit consists of flexible hoses, a breathing bag, and a “Y” and elbow attachment. Because the breathing circuit needs of hospitals vary significantly, we offer a large variety of circuits designed to be compatible with anesthesia equipment manufactured by other companies. Technological advances in the areas of gas sampling, temperature monitoring, humidification and bacterial/viral filtration have provided us with opportunities to expand our breathing circuit offerings. In late 2000, we introduced the patented product Limb-Ø™, a single limb breathing circuit used for general anesthesia, transport and/or critical care ventillations. The single limb incorporates a patented technology with a septum to separate inspiratory and expiratory gases. The expiratory portion of the tube contains warmed exhalation gas which helps to warm the inspiratory gas. The Limb-Ø™ competes with the traditional two limb system on the basis of the added benefit of heat and moisture provided to the patient and the reduction of bulk and weight associated with traditional two limb circuits and is an alternative to the tube within a tube circuit.

•	Face masks are single-patient use devices which cover the nose and mouth of a patient while general anesthesia is being administered. In 1981 we became the first company to sell the now-standard air-filled clear cushion face mask for single-patient anesthesia and respiratory use. We believe that the soft air-filled cushion facemask provides a better seal on most patients than other facemasks, thereby improving the delivery of anesthetic gases and oxygen to the patient. A clear facemask also permits the clinician to better observe certain patient problems, such as life-threatening aspiration, while the patient is anesthetized. We offer various sizes and types of facemasks. We anticipate that the usage of single-patient use face masks in surgical procedures internationally will continue to increase as single-patient use products become more accepted in international hospitals.

•	General anesthesia systems are customized single-patient use anesthesia kits that we assemble which can include more than 20 of our single-patient use products, such as air filled cushion face masks, breathing circuits, blood pressure cuffs and temperature monitoring probes. We market these kits under the name GAS™. Our sales representatives use detailed questionnaires to assist each customer in determining the particular products that an institution desires in its anesthesia kits. We then assemble our GAS™ kits to meet an institution's specific needs.

•	Pressure infusors are single patient use devices utilized hospital wide to apply pressure to a sealed bag of fluid, such as intravenous solutions or blood products. Our INFUSABLE® pressure infusor is a patented system consisting of a pressure gauge, an inflatable bladder and a bulb to pump air into the bladder. Our INFUSABLE® has a mesh netting into which a package of sterile fluid or “solution bag” is placed. The fluid is connected to the patient monitoring system and the pressure on the solution bag is set at a level designed to maintain the pressure required by the monitoring system. Our INFUSABLE® is also designed to deliver blood or fluids to a patient at a rapid rate, usually under trauma conditions.

•	Fiberoptic laryngoscope systems are single-patient use devices used by anesthesiologists to assist in correctly placing an endotracheal tube within the trachea of a patient. Our Vital View™ system has single-patient use blades which we believe offers several advantages over traditional reusable metal blade laryngoscope systems, including lowering the risk to both patient and physician of infection associated with reusable metal blades and handles. In early fiscal 2006, we introduced a new laryngoscope handle system utilizing an LED light source. We believe that hospital capital outlays for stocking emergency crash carts can be reduced by purchasing our single use system rather than a reusable fiberoptic system.

•	Laryngeal airway devices are single use airway devices used for airway management during general anesthesia procedures. We expect to introduce Vital Seal™, a single use laryngeal mask device, in early calendar 2006. Vital Seal™ has several patented features intended to address known complications, including a reinforced tongue within the tip of the sealing cuff to resist over-folding and ribbed slots to minimize the possibility of occlusion by a patient's epiglottis.

We also manufacture a wide range of accessories and components for use with our anesthesia products, including heat/moisture exchangers, bacterial/viral filters, anesthesia breathing bags (including latex-free bags), airways, temperature monitoring devices and other components.

In addition to the products and systems described above, through our wholly-owned Thomas Medical Products, Inc. subsidiary, we act as an original equipment manufacturer. We manufacture devices which provide access primarily to the vascular system, including introducers, sheaths, dilators, hemostasis valves and catheters. These products are sold primarily to other health care product providers to be used in their products or kits or as a finished product.

Respiratory/critical care

Based upon data furnished by IMS Health Incorporated, we believe that we have a number two U.S. market share position for ABG syringes and resuscitators. Our respiratory/critical care segment accounted for 22.9% of our net revenue in fiscal 2004 and 21.9% of our net revenue in fiscal 2005.

Our primary respiratory/critical care products and systems include:

•	ABG syringes and collection kits are used to collect arterial blood for blood gas analyses routinely performed in hospitals on patients suspected of having metabolic, respiratory or other cardiopulmonary difficulties. We offer a broad line of disposable ABG syringes and collection systems in both standard configurations and in kits that are customized to meet a specific hospital's needs and to function with the hospital's blood gas analyzers. We offer syringes containing our SURE-LOK™ needle protection device to protect the health care worker from the risk of being punctured by a contaminated needle.

•	Manual resuscitators are single-patient use devices which are squeezed by hand to force oxygen into a patient's lungs. Manual resuscitators are used throughout the hospital in a variety of settings. For example, patients on a ventilator require the use of a resuscitator prior to tracheal suctioning procedures. Another use is in providing oxygen while transporting the patient between the operating room and other critical care units. In addition, resuscitators are typically placed strategically throughout the hospital to provide assistance to patients who have stopped breathing and require resuscitation. Our Code Blue II™ resuscitators are sold in different sizes for infants, children and adults. These resuscitators alleviate certain problems involved in mouth-to-mouth emergency resuscitation, including the risk to both the rescuer and the individual of transmitting infections. We believe that reusable manual resuscitators are costly to sterilize and require re-assembly, which may result in errors that compromise proper function. In contrast, our Code Blue II™ resuscitators are relatively inexpensive and are delivered fully assembled.

•	Blood pressure cuffs are single-patient use devices which are wrapped around the arm or thigh of a patient to obtain a blood pressure reading. Our CUFF-ABLE® single-patient use blood pressure cuffs provide hospitals with an alternative to traditional reusable blood pressure cuffs that can become contaminated by touch, with blood and other body fluids. While all patients admitted to hospitals are candidates for their own dedicated blood pressure cuff, we believe that to date the primary market for disposable cuffs has been for cases where infection control is a high priority. Our CUFF-ABLE® blood pressure cuffs are sold in a variety of sizes (including neonatal) and are adaptable to all manual and electronic blood pressure monitors that utilize blood pressure cuffs.

•	Hyperinflation systems are devices used for patient resuscitation. We offer both our Babysafe™ and traditional hyperinflation systems for infant resuscitation in transport and prior to tracheal suctioning. These products are used in labor and delivery rooms and in neonatal intensive care units, where controlling the spread of infection is particularly critical. BabySafe™ offers the ability to adjust and limit the level of pressure that can be delivered during resuscitation. Oxygen can be delivered with limited risk of barotrauma. These systems are available in a variety of configurations and sizes to meet the needs of infants.

•	CPAP systems consist of a compact flow generator connected to a dual-port, air-filled cushion face mask and are used as therapy for various respiratory diseases. The face mask is attached to a single-patient use positive end expiratory pressure valve designed to maintain positive airway pressure in the lungs, allowing for more oxygen to diffuse into a patient's blood system. Our facemask CPAP systems provide a less invasive and more comfortable way of providing oxygen to certain patients than conventional ventilator-based systems. Our facemask CPAP systems eliminate the need to insert an endotracheal tube into the patient's trachea and then attach the patient to a ventilator. Our facemask CPAP systems are now being used successfully in the hospital and pre-hospital setting to treat patients with cardiogenic pulmonary edema and other respiratory deficiencies.

•	Heated humidification systems provide a flow of warm moist air to a patient at risk from loss of body temperature and drying of the lung linings. Our MistyOx® line consists of two respiratory products that deliver hydration to a patient, a nebulizer which delivers medium to high flow and high concentrations of oxygen to patients, combined with a regulated heater. These products may be used by infants, children and adults in many areas of the hospital, including emergency, recovery and critical care.

•	CPR training mannequins are training aids for teaching cardiopulmonary resuscitation, commonly known as CPR. Our Actar® training mannequin provides a low cost alternative to many of the other training mannequins on the market. Its low cost allows each trainee to practice on his or her own mannequin rather than waiting to take turns on a single mannequin used by an entire class. Our newest model, Actar D-FIB®, incorporates additional functionality to meet the updated requirements of the American Heart Association and the Red Cross. New features include jaw thrust, abdominal thrust and anatomical landmarks for proper defibrillation training.

•	Broselow® pediatric emergency products. The Broselow/Hinkle™ Pediatric Emergency System and the Broselow-Luten System are a part of our “Color Coding Kids” product line. These are the results of extensive clinical efforts by James Broselow, M.D., Robert Luten, M.D. and Alan Hinkle, M.D. to enable emergency care providers to determine the appropriate equipment size for infants in emergency situations. The Broselow® system takes advantage of the direct correlation between a pediatric patient's body length and the proper size of emergency supplies. This patented system, licensed to Vital Signs, consists of a tape measure having nine color zones, a corresponding series of color-coded single-patient use emergency kits or modules and a nylon organizer bag custom-designed to hold all the supplies needed in either a trauma, cardiac or respiratory pediatric emergency.

In addition to the products and systems described above, we also manufacture a wide range of accessories and components for use with our respiratory/critical care products and systems, including bacterial/viral filters and heat and moisture exchangers.

Sleep disorder

Our sleep disorder segment encompasses our sleep disorder and personal ventilation products and sleep diagnosis services. We have designed our sleep disorder products to deliver airflow to patients undergoing therapy for the treatment of obstructive sleep apnea with the objective of increasing patient comfort and acceptance of the treatment. CPAP is a common method for treating obstructive sleep apnea. We have manufactured and distributed CPAP systems for more than a decade for other respiratory applications and actively entered the sleep apnea market in 1997 through our acquisition of an equity interest in Breas Medical AB, a European manufacturer of personal ventilators for obstructive sleep apnea and long term ventilation. To date, most of our sales of these devices have been outside of the United States. We received FDA clearance for our first home CPAP product in August 2000. We have designed our ventilation systems to produce and deliver gases to a patient requiring ventilation or oxygen therapy in both hospitals and the home.

In addition, we provide sleep diagnostic and therapeutic services through our Sleep Services of America subsidiary, which was created in January 2002 when we merged our National Sleep Technologies subsidiary with the sleep diagnostic services business of The Johns Hopkins Health System Corporation. We provide our sleep diagnostic services exclusively in the United States.

Our sleep disorder segment accounted for 23.9% of our net revenue in fiscal 2004 and 21.4% of our net revenue in fiscal 2005.

Our primary sleep disorder and personal ventilation products are listed below:

•	CPAP flow generators are electromechanical devices which deliver continuous positive airway pressure through a nasal or full face mask to a patient suffering from obstructive sleep apnea in order to keep the patient's airway open during sleep. Given the importance of patient compliance in treating obstructive sleep apnea, we have designed our products to be easy to use, lightweight, small and quiet, making them relatively unobtrusive at the bedside. Our Breas PV10™ is a high-end standard CPAP device meeting normal needs for obstructive sleep apnea treatment. Our Breas PV10i™, which has been cleared by the FDA for sale in the United States, is a self-adjusting CPAP device that uses patterned recognition technology to respond to changes in an individual's breathing patterns. This device can adjust treatment pressure, as patient needs change, before apneic events occur. Traditional, constant CPAP devices must be set to a maximum pressure that is usually higher than is required throughout the night and thus may create discomfort for the user. With the PV10i™, the mean treatment pressure is lower, because of the automatically self-adjusting changes in airway pressure. Clinical studies have demonstrated that patients prefer the lower pressure provided by the PV10i™ to other devices available in the marketplace.

•	Ventilators are electromechanical devices used to assist a patient with respiratory problems. We have designed our systems for use in a clinical setting or at home for life support ventilation. Our Breas Vivo 30™ and Vivo 40™ bi-level ventilators are advanced devices that allow separate pressure levels for inspiratory and expiratory phases of each individual breath. Ventilation can be matched to the patient's own breathing pattern by setting inspiratory and expiratory levels independently, which we believe promotes more comfortable and more natural respiratory support. These ventilators may also be operated from an external battery so they can be used during transportation and while traveling. Our Breas PV403™ homecare ventilator supports the ventilation needs of patients suffering from respiratory insufficiency diseases. Patients that use the PV403™ may suffer from neuromuscular (Duchene's), or other restrictive or obstructed diseases. The PV403™ is an advanced mixed homecare ventilator which can provide volume and pressure ventilation. It has various settings that make it very flexible for a broad range of applications. It has both internal and external battery capability and is well suited to be used for transport and traveling.

•	Humidification systems, such as our Breas HA50™ humidification system, are heated humidifiers for use with CPAP or ventilation devices. We believe that heated humidifiers are an important factor in the comfort of certain CPAP users.

We also provide sleep diagnostic and therapeutic services through our Sleep Services of America subsidiary. At September 30, 2005, we operated 52 sleep laboratories and centers in seven states in the United States and in Washington D.C. Of these facilities, 11 of our laboratories are accredited by the American Academy of Sleep Medicine, and we have applications submitted or pending for several other laboratories. Sleep Services of America is accredited by the Joint Commission on Accreditation of Healthcare Organizations in ambulatory health care.

At our sleep center facilities, which typically accommodate two or three patients per night, we conduct sleep studies to determine whether the patients referred to us suffer from sleep disorders.

If a patient is determined to suffer from obstructive sleep apnea, we can offer follow-up diagnostic and monitoring services to the patient and may, under certain circumstances, be in a position to sell our sleep products to the patient. A sleep study is the process of recording various measurements used to identify different sleep stages and classify various sleep problems. During sleep testing, the activities that occur in a patient's body during sleep, including brain waves, muscle movements, eye movements, breathing through the mouth and nose, snoring, heart rate, and leg movements, are monitored by small electrodes and sensors applied to the patient. These functions can be normal while the individual is awake, but abnormal during sleep. All of this information is transmitted from the equipment being worn to a special recorder, which saves these measurements for technicians to compile into a sleep report. The referring physician receives a sleep report which includes an interpretation, by a physician who is not affiliated with us, of the data and a diagnosis of the sleep-related problem, if any.

Over the past two years, we have eliminated sleep diagnostic laboratories and centers that had marginal profitability and have focused our efforts on laboratories and centers affiliated with hospitals, such as Johns Hopkins, the University of Maryland, Duke University and Westchester University Medical Center. The operation of these laboratories and centers provides us with direct access to patients at the point of diagnosis. We believe that the knowledge derived from our laboratories and centers enables us to improve our sleep treatment products and develop complementary sleep disorder and personal ventilation products.

Our ability to sell our sleep disorder and personal ventilation products in our sleep laboratories and centers is restricted by strict federal regulations which prohibit us from diverging from a physician's prescription. If a physician prescribes a sleep disorder or personal ventilation product by name other than one of our own products for a patient at one of our sleep laboratories and centers, we are prohibited by federal regulations from substituting our own product.

Pharmaceutical technology services

Through our Stelex subsidiary, we provide regulatory compliance and validation consulting services to FDA regulated companies, primarily in the pharmaceutical sector, and also to diagnostic, biotechnology and medical device companies. We advise our clients by helping them establish and monitor processes designed to satisfy FDA requirements. Our focus has been in the areas of development and validation of systems and processes used in the manufacturing, information technology and infrastructure, research and development, laboratory and quality assurance departments of our clients. At September 30, 2005 our pharmaceutical technology services staff consisted of 101 regulatory consultants. Our range of consulting services includes computer systems validation, IT governance, process validation, equipment qualification, development and implementation of quality control programs, regulatory auditing, development of software for regulated environments, and customized training programs.

In addition, though our Vital Path subsidiary, we have developed and currently market proprietary software products that we use in conjunction with our services to help clients comply with FDA regulations.

Our pharmaceutical technology services segment accounted for 8.2% of our net revenue in fiscal 2004 and 8.6% of our net revenue in fiscal 2005.

Sales, marketing and distribution

United States sales

Anesthesia and respiratory/critical care. We sell our anesthesia and respiratory/critical care products to hospitals in the United States through our own sales force, which is led by our Vice President of Sales. At September 30, 2005, our United States sales force consisted of 57 sales representatives and seven regional sales managers.

We market our anesthesia and respiratory/critical care products primarily to hospitals and other health care providers. While we utilize national distributors to deliver a portion of our anesthesia and respiratory/critical care products in the United States, the end-user hospitals and other health care providers determine the channel through which they receive our products, either directly from us or through a distributor of their choice.

Many of our customers are members of group purchasing organizations. Group purchasing organizations provide their members access to discounted prices on products by negotiating discounts with manufacturers like us. Unlike distributors, group purchasing organizations do not themselves make purchases, carry inventory or physically handle product. We have agreements with several leading group purchasing organizations, including Amerinet, Broadlane, Consorta, Healthsouth, Healthtrust, MedAssets (HSCA), Novation and Premier. Group purchasing organizations provide access to discounted prices for their members by negotiating a group price for their member hospitals and health care providers. During fiscal 2004 and fiscal 2005, 24% and 34%, respectively, of our sales from the anesthesia and respiratory/critical care segments to United States hospitals was derived from group purchasing organization contracts that were utilized by member hospitals.

As we develop new products that can be sold by our United States sales force, we educate and train our sales force in the need, use, application and advantages of our products. We also hold quarterly training sessions for all of our sales professionals and conduct additional training as we deem appropriate.

Sleep disorder. Sales of our sleep disorder and personal ventilation products in the United States have been minimal to date, due in part to our need to obtain necessary FDA clearances and due in part to the dominant position that our competitors have in the home supply dealer channel. We believe that our principal means of selling our sleep disorder and personal ventilation products will be introducing those products to patients when they are visiting our sleep laboratories and centers.

As of September 30, 2005, the sales and marketing department of our SSA subsidiary consisted of two field persons, a director of marketing communications and a Vice President of Sales. The primary focus of this team is to increase the patient volumes at existing centers and negotiate contracts with new sleep laboratories and centers. SSA seeks to differentiate itself from many of its competitors by providing hospitals a range of marketing options from direct marketing to an al la carte selection of services, increasing the number of beds and improving the utilization of existing beds.

Pharmaceutical technology services. We sell our pharmaceutical technology services through our Stelex subsidiary which, at September 30, 2005, employed a team of eight sales account managers, four marketing support persons and one director of business development. Our pharmaceutical technology services sales team is responsible for obtaining new business in the continental United States and Puerto Rico by calling on pharmaceutical companies, diagnostic and biotechnology companies and medical device manufacturers regarding compliance with FDA regulations.

International sales

We sell our products in over 70 countries worldwide. For fiscal 2004 and 2005, international sales accounted for approximately 25% and 24%, respectively, of our net revenues. Commencing in 2002, we sold our anesthesia and respiratory/critical care products in nine European and certain other related international markets primarily through a strategic alliance with Rusch GmbH, a manufacturer of medical devices. However, during our 2004 fiscal year, Rusch's parent company announced its purchase of Hudson-RCI, a competitor of ours in a number of respiratory and anesthesia products. In light of this acquisition, the parties agreed to terminate the distributor agreement, effective as of November 30, 2005. For a period of time we expect to continue to sell through a number of Rusch's country specific organizations. We are simultaneously evaluating alternative distribution methods, including partnering with third-party distributors in certain countries. Developing a distribution network is a difficult, expensive and time-consuming process and we may be unsuccessful in developing our new international distribution network. If we are unable to establish new channels promptly and effectively, our international sales of anesthesia and respiratory products may be adversely impacted in fiscal 2006 by the termination of our distribution agreement with Rusch.

We operate a wholly-owned subsidiary in the United Kingdom which is responsible for distributing and selling our anesthesia, respiratory, critical care and Breas products throughout the United Kingdom and Ireland. It employs 22 individuals, including nine sales representatives and one field-based sales manager.

Our sales in Asia, Latin America, Canada and Europe/Middle East are supervised by four regional managers whose responsibilities include, but are not limited to, the identification, qualification, appointment and continued training and support of local, territory-specific distributors.

We sell our sleep disorder and personal ventilation products through Breas' direct sales force, which calls on home health care distributors in France, Germany, Scandinavia, Spain and the United Kingdom, and through an independent distribution network in other countries. At September 30, 2005, Breas' direct sales force consisted of 38 professionals.

Marketing

Our marketing staff works closely with our sales forces, collects and analyzes customer responses to new and existing products, participates in our product development program and assists in product training. In addition, our marketing staff develops and helps implement various internal and external promotional activities.

Research and development

We believe that product development and innovation is an essential part of our overall success. As of September 30, 2005 we employed 43 engineers, scientists and technicians who are principally engaged in research and development activities. We supplement their efforts with outside consultants from time to time. The principal focus of our research and development activities in fiscal 2005 was the development of a new generation of sleep and ventilation products at our Breas subsidiary.

We incorporate technical, manufacturing, operations, sales and marketing, and clinical expertise within our research and development processes. Our research and development staff works with health care providers to develop an in-depth understanding of, and to be responsive to, product applications and clinical needs, and works with our sales and marketing teams to better understand industry trends. We believe that we are often able to reduce the costs associated with new product development by utilizing our in-house manufacturing capabilities to rapidly produce quantities of prototype products suitable for trial use and sale.

We expect to continue to rely principally on our internal staff to perform research and development in our primary areas of expertise.

Manufacturing and quality control

We manufacture most of our products. Our manufacturing processes and systems have allowed us to provide quality products, to react quickly to changes in demand and to generate manufacturing efficiencies. We purchase resins, our primary raw material used in a variety of our anesthesia and respiratory products, in bulk. We believe that these capabilities allow us to contain costs, control quality and maintain security of proprietary processes. We continually evaluate our manufacturing processes, with the objective of increasing automation, streamlining production and enhancing efficiency in order to achieve cost savings and improve quality.

We manufacture anesthesia breathing circuits, bacterial/viral filters, blood pressure cuffs, pressure infusors, ABG syringes, heated humidification circuits, nebulizers, manual resuscitators, introducers, and sleep therapy products. We perform tube extrusion, injection molding, radio frequency welding, product assembly, product testing, packaging and distribution. In some instances, plastic components incorporated in certain products are molded to our specifications by outside custom injection molders who utilize molds that are designed and, in most instances, owned by us. Our suppliers typically are presented with written specifications to assure that components are manufactured in conformity with our design.

As many of our products are utilized in the operating rooms and critical care units of hospitals, we conduct quality control testing in all of our facilities. Our quality systems are designed to meet the FDA's Quality Systems Regulation. We are required to maintain records of all raw materials received and used in the manufacturing process along with complete histories of all devices manufactured. In order to distribute in Europe, our quality systems have been certified to be in compliance with ISO 13485 standards.

Key supplier relationships

In 1980, we acquired the exclusive rights to our air-filled cushion anesthesia facemask through a collaboration arrangement with Respironics, Inc. Facemasks are used in a variety of our anesthesia circuits and manual resuscitators and are sold individually to customers. We purchase our facemasks from Respironics, a single source which manufactures the facemask in the People's Republic of China. Our supply agreement with Respironics requires Respironics to supply air-filled cushion facemasks of various specifications to us on an exclusive basis for anesthesia purposes, and obligates us to purchase all of our anesthesia facemasks from Respironics as long as Respironics is the low cost supplier. We have had a series of supply agreements with Respironics for many years. Our current exclusive supply agreement with Respironics extends through June 2012, unless either party provides notice of termination prior to January 1, 2007. We expect that we and/or Respironics may seek to negotiate modifications in our agreement prior to January 1, 2007, but do not expect that such negotiations will result in the termination of our exclusive supply agreement with Respironics or that any agreed-upon modifications will lead to a significant change in our overall relationship with Respironics. Accordingly, we believe that we will continue to maintain a secure supplier relationship on this key product.

If the supply of facemasks from Respironics should be interrupted or should cease for any reason, we would seek to find alternative suppliers of facemasks. In such event, we may experience disruption in our business. Although we believe that there may be one or more alternate suppliers that could supply us with face masks if our relationship with Respironics were interrupted or ceased for any reason, we have not as yet qualified any other supplier or made any determination as to whether any alternate supplier would have the capacity to manufacture anesthesia face masks in the quantities we require. Accordingly, no assurance can be given that, in the event of such an interruption or cessation, we could, in fact, maintain our required supply of facemasks in a quantity and at a cost that would not have a material adverse effect on our business and operating results. Our policy is to maintain a stock of facemasks in the United States to lessen the impact of any temporary production or supply disruption.

We rely on numerous other vendors to supply the key components of some of our products. During fiscal 2005, a component vendor advised our Breas subsidiary that it was unable to deliver a sufficient quantity of a key component at our required specifications. As a result, Breas was unable to bring a new sleep disorder and personal ventilation product line to market in a timely manner. Since we had pre-announced the availability of that product line, orders for pre-existing products were reduced substantially and the unavailability of the new products negatively affected Breas' 2005 revenues. Limited shipments of the new product line began during the fourth quarter of fiscal 2005. We believe that this supply issue has now been adequately resolved.

Intellectual property

We primarily rely upon trade secrets and continuing technological innovations to develop and maintain our competitive position. However, where appropriate, we seek patent protection for inventions that we believe give our products a competitive advantage. When determined appropriate, we have enforced and plan to continue to enforce and defend our patent rights. In an effort to protect our trade secrets, we require certain employees, consultants and advisors to execute confidentiality, proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us.

Some of our patents relate to significant technologies that are utilized in our anesthesia, respiratory/critical care and sleep disorder business segments. Our ongoing success depends in part on our ability to maintain our patents, obtain new patents, and develop new products and applications without infringing the patent and other proprietary rights of third parties. There has been substantial litigation involving the intellectual property rights of medical device manufacturers. We have been involved in several such proceedings, often at significant expense to us. We cannot assure you that any of our patents will not be circumvented or challenged, that the rights granted by our patents will provide competitive advantages or that any of our pending or future patent applications will be issued with claims of the scope that we seek, if at all. If challenged, we cannot assure you that our patents will be held valid or enforceable. We cannot assure you that our products or proprietary rights do not infringe the rights of third parties. If an infringement were established, we could be required to pay damages, enter into royalty or licensing agreements on onerous terms and/or be enjoined from making, using or selling the infringing product.

Regulation

Medical device regulation

As a manufacturer of medical devices, we are subject to regulation by, among other governmental entities, the FDA and the corresponding agencies of the states and foreign countries in which we sell our products. We must comply with a variety of regulations, including the Quality System Regulations of the FDA, and are subject to periodic inspections by the FDA and applicable state and foreign agencies. Enforcement of the Quality System Regulations has increased significantly in recent years, and the FDA has publicly stated that compliance will be more strictly scrutinized. If the FDA believes that its regulations have not been fulfilled, it may invoke extensive enforcement powers. Noncompliance with applicable requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure to receive pre-market clearances, withdrawal of clearances and criminal prosecution. The FDA also has the authority to require recall, repair, replacement or refund of the cost of any device manufactured or distributed by us.

From time to time we may take recall actions with respect to particular lots of a specific product that has been distributed. Such actions are logged in our records and are available to the FDA during inspections. We also may file notices with the FDA describing such actions.

The FDA classifies medical devices into three classes that determine the degree of regulatory control to which the manufacturer of the device is subject, Class I being the least stringent and Class III being the most stringent. Class I devices are subject to general controls, including reporting certain types of device-related events to the FDA, labeling and adherence to the Quality System Regulations. Class II devices are generally subject to general and special controls including Section 510(k) clearance, performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are those which must receive pre-market clearance by the FDA to ensure their safety and efficacy and include life-sustaining, life-supporting and certain implantable devices, or new devices which have not been found to be substantially equivalent to legally marketed Class I or Class II devices. The pre-market clearance process may take several years and requires the submission of extensive performance and clinical information. If we decide to develop any products that are categorized by the FDA as Class III medical devices, the time, effort and expense required to obtain the necessary clearances will increase significantly.

We believe that most of our products are either Class I or Class II products. However, some of the devices manufactured by our Thomas Medical Products subsidiary are Class III devices which are used for arterial closure following angiography, angioplasty or stenting. Many new medical devices, including most of our products, and some modifications to existing medical devices, are subject to a pre-market notification process pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act. Furthermore, current FDA enforcement policy prohibits the marketing of cleared medical devices for uncleared uses.

After clearance is given, the FDA or foreign regulatory agencies may withdraw clearances or approvals or require us to change the device or its manufacturing process or labeling, to supply additional proof of its safety and effectiveness or to recall, repair, replace or refund the cost of the medical device. The process of obtaining clearances or approvals to market products can be costly and time consuming and can delay the marketing and sale of our products.

Federal, state and foreign regulations regarding the manufacture and sale of medical devices are subject to change. In the future, we cannot predict what impact, if any, such changes might have on our business.

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance, and the requirements may differ significantly.

The European Union has adopted legislation, in the form of directives to be implemented in each member state, concerning the regulation of medical devices within the European Union. The directives include, among others, the Medical Device Directive that establishes standards for regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Under the Medical Device Directive, a Competent Authority is nominated by the government of each member state to monitor and ensure compliance with the Directive. The Competent Authority of each member state then nominates a Notified Body to oversee the conformity assessment procedures set forth in the Directive, under which manufacturers demonstrate that their devices comply with the requirements of the Directive and are entitled to bear the “CE” marking. “CE” is an abbreviation for Conformité Européene, or European Conformity, and the CE marking, when placed on a product, indicates compliance with the requirements of the applicable directive. Medical devices properly bearing the CE marking may be commercially distributed throughout the European Union. We have approval to affix the CE marking on all our major product lines. As new products are introduced, we intend to take steps to gain approval for CE marking. While no additional pre-market approvals in individual European Union countries are required prior to marketing of a device bearing the CE mark, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. Failure to maintain the CE mark will preclude us from selling our products in the European Union.

Canada requires device manufacturers to obtain licenses for their products. To obtain these licenses, the manufacturer's quality systems must be audited by a Canadian approved third party and the manufacturer must obtain a certification to CAN/CSA ISO-13485-98. Failure to obtain and retain these licenses would preclude us from selling our products into Canada.

A new Quality Systems Standard, ISO 13485-2003, has been adopted and all medical device companies must transition to this standard and be third party certified to it by 2006 in order to continue CE Marking of products and to continue to obtain Canadian licenses. Failure to receive re-certification to this standard by June 2006 for CE marking and March 2006 for Canadian sales would preclude us from selling our products in the European Union and Canada. Certain of our facilities are certified to this standard and others are scheduled for re-certification in the near future.

Additionally, some of the services we provide in our sleep disorder business segment are subject to additional regulation from various state and local regulatory authorities. There has been a trend developing in the United States to require the licensing of technical personnel to perform diagnostic testing procedures. Licensed personnel are more highly compensated than unlicensed personnel.

Health care regulation

As a provider of sleep diagnostic services, we are subject to regulation by United States federal and state authorities aimed at combating fraud and abuse in the health care industry. The federal government has enacted statutes and corresponding regulations addressing, among other things, kickbacks, self-referral, the submission of false claims for reimbursement and the failure to follow physician prescriptions. Many states have enacted similar statutes. The federal laws apply in any case where we may provide a product or service that is reimbursable under the Medicare or Medicaid programs, or where we are requesting reimbursement from Medicare or Medicaid. For an additional discussion on reimbursement matters, see “Third-party reimbursement” below.

The federal government is authorized to impose criminal, civil and administrative penalties on a health care provider who files a false claim for reimbursement from Medicare or Medicaid. Even where a claim has not been submitted to Medicare or Medicaid, criminal penalties may be imposed against the provider if the government can show that the claims constitute mail fraud or wire fraud. The government has increasingly been applying penalties in a broadening range of circumstances, for example, in instances where reimbursement has been made or sought for medically unnecessary services or for services that fall below clinical standards for quality care. The federal anti-kickback law prohibits the offering, solicitation, payment or receipt of anything of value which is intended to induce the referral of Medicare or Medicaid patients, or to induce the ordering of items or services that are reimbursable under those programs. The federal anti-kickback law has been interpreted to apply where one purpose of an arrangement is to induce referrals, even if it is not the primary purpose of the arrangement. Arrangements that meet certain so-called “safe harbors” are deemed not to violate the federal anti-kickback law; but the failure of a particular arrangement to meet a safe harbor also does not necessarily mean that such an arrangement is illegal per se.

The federal self-referral law, commonly referred to as the Stark Law, prohibits a physician from referring a patient to another health care provider for certain designated health products and services reimbursable by Medicare or Medicaid if the referring physician has a financial relationship with that provider. “Financial relationship” has been broadly defined in the applicable regulations to include both direct and indirect relationships, and includes both ownership interests and compensation as forms of financial relationships. As with the federal anti-kickback law's safe harbors, the Stark Law and its regulations exclude certain arrangements from the general prohibition, provided that specific criteria applicable to each arrangement are met.

Our ability to sell our Breas products in our sleep laboratories and centers is restricted by strict federal regulations which prohibit us from diverging from a physician's prescription. If a physician prescribes a CPAP product by name other than a Breas product for a patient at one of our sleep laboratories and centers, we are prohibited by federal regulations from substituting a Breas product.

The penalties for violating these federal laws include criminal sanctions and fines, including treble damages, and civil and administrative penalties, which may include, but not be limited to, exclusion from the Medicare and Medicaid programs, and the requirement to repay to the federal government any reimbursement the provider has received in violation of the law.

Many states have enacted laws similar to the federal fraud and abuse laws. There is a great degree of variability among these states in terms of the applicability and requirements of each of their laws. For instance, some states' laws are applicable only to services or products reimbursable under Medicaid, while others apply to all health care services regardless of the source of payment. By way of further example, some states do not prohibit referrals to a provider with which the referring physician has a financial relationship, but only require that the patient be informed of the relationship before the referral is made.

Privacy regulation

Certain of our business activities require that we collect and/or use information about individuals and their medical conditions. As a result, we are subject to regulation by both United States and foreign authorities intended to protect the privacy of those individuals by requiring that we maintain the confidentiality of their information.

In 1996, the United States Congress enacted the Health Insurance Portability and Accountability Act, which mandated, among other things, the promulgation of regulations to address the privacy of health information and to reduce many of the costs and administrative burdens of the health care industry. These regulations have been developed by the United States Department of Health and Human Services, and address three general areas: standardization of electronic transactions, security of health information systems, and privacy of protected health information. Collectively, these regulations are intended to establish federal standards concerning the use, disclosure and protection of health information which, by its nature, can be linked to specific individuals. In addition to limited access to protected health information of our employees, our Sleep Services of America subsidiary collects protected health information of its clients.

In addition, the Health Insurance Portability and Accountability Act calls for civil and criminal fines and penalties for the improper use and disclosure of individually identifiable health information. The regulations continue to evolve as the United States Department of Health and Human Services continues to receive public comment and revise certain of the regulations, most notably those addressing privacy. There is no meaningful history of enforcement efforts by the federal government at this time. It is therefore not possible to ascertain the likelihood of enforcement efforts in connection with the Health Insurance Portability and Accountability Act regulations or the potential fines and penalties that may result from the violation thereof.

Foreign governments are increasingly addressing concerns related to the privacy of information collected about their citizens with laws and regulations designed to protect the confidentiality of such information.

In addition, we are also subject to numerous foreign, federal, state and local laws and regulations relating to such matters as safe working conditions, environmental protection and fire hazard control. We cannot assure investors that we will not be required to incur significant expenses to comply with such laws and regulations in the future.

Third-party reimbursement

The cost of medical care in the United States and many other countries is funded substantially by government and private insurance programs. Although we do not generally receive payment for our products or services directly from these payors other than in connection with our sleep diagnostic services, our continued success is dependent upon the ability of patients, hospitals and home care distributors to obtain adequate reimbursement for our products and sleep services. In most major markets, our products are purchased primarily by hospitals, which are generally either government funded or which invoice third-party payors directly, or otherwise invoice patients, who then seek reimbursement from third-party payors. Other than our direct to hospital sales and our sleep diagnostic services and any resulting sales of CPAP equipment, our remaining sales are to distributors and manufacturers of other medical products, who then sell to these customers. When we provide sleep diagnostic services in our own sleep laboratories and centers, patients are generally covered by private insurance. In those instances, the patient is responsible for his/her co-payment portion of the fee and we invoice the patient's insurance company for the balance. In hospitals, we contract with the hospital on a “fee for service” basis and the hospital assumes the risk of billing.

In the United States, third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with approved applications, or is experimental, medically unnecessary or inappropriate. Third-party payors are also increasingly challenging prices charged for medical products and services, and certain private insurers have initiated reimbursement systems designed to reduce health care costs. The trend towards managed health care and the growth of health maintenance organizations, which control and significantly influence the purchase of health care services and products, as well as ongoing legislative proposals to reform health care, may all result in lower prices for our products and services. We cannot assure you that our products and services will be considered cost-effective by third-party payors, that reimbursement will be available or continue to be available, or that payors' reimbursement policies will not adversely affect our ability to sell our products and services on a profitable basis, if at all.

Competition

The markets in which we do business are highly competitive. The principal bases for competition in our markets include product features, price, quality, customer service, technique, performance, market reputation, breadth of product offerings and effectiveness of sales and marketing. We believe that our products compete favorably with respect to these factors.

We compete on a product-by-product basis with various companies, many of which have greater financial and marketing resources, broader business segments or both. Our primary competitors in each of our product and service categories include the following entities and their affiliates:

Product/service category	Primary competitors
Anesthesia	King Systems Corporation Medline Industries Smith Industries
Respiratory/critical care	Ambu International A/S Cardinal Health Critikon, Inc./General Electric Medical Services Fisher & Paykel Healthcare Teleflex Tyco International
Sleep disorder	Fisher & Paykel Healthcare Resmed Respironics Tyco International Various hospital and locally managed sleep centers
Pharmaceutical technology services	Day & Zimmerman Taratec The Washington Group Numerous regional consulting companies.

Employees

As of September 30, 2005, we had 1,175 full-time employees and 54 part-time employees. We believe that our relations with our employees are good. None of our employees are members of unions, although certain employees outside of the United States have statutory benefits comparable to collective bargaining agreements. Our full-time employees by department at September 30, 2005 were:

Department	Number of employees
Manufacturing and quality control	616
Sales and marketing	152
Sleep center technical personnel	173
Regulatory consultants	101
Research and development	41
Administration	92

Total	1,175

Properties

We believe that our properties are adequate for our current needs. In addition, we believe that adequate space can be obtained to meet our foreseeable business needs. The following chart identifies the principal properties which we own or lease. The properties listed below relate to the anesthesia and respiratory/critical care business segments, except for the Molnlyke, Sweden and Glen Burnie, Maryland properties which relate to our sleep segment, and the Bensalem, Pennsylvania property, which relates to our pharmaceutical technology services business segment.

Property location	Square feet
Totowa, New Jersey* (executive offices, principal manufacturing and warehouse facilities)	158,000
Englewood, Colorado* (manufacturing, warehouse and office space)	88,000
Burnsville, Minnesota (manufacturing, warehouse and office space)	29,688
Molnlyke, Sweden* (Breas, manufacturing, warehouse and office space)	27,000
Malvern, Pennsylvania (Thomas Medical manufacturing, warehouse and office space)	33,000
Bensalem, Pennsylvania (Stelex, office space)	13,000
Glen Burnie, Maryland (Sleep Services of America, office space)	7,500
Littlehampton, United Kingdom (Vital Signs, Ltd., warehouse and office space)	12,000

* We own this facility.

Legal proceedings

Vital Pharma shareholder litigation

On December 6, 1999 a complaint was filed against us on behalf of former shareholders of Vital Pharma, Inc., a subsidiary currently classified as a discontinued operation. The complaint alleges breach of contract for failure to pay earnout payments allegedly due under the stock purchase agreement executed in connection with our purchase of Vital Pharma in January 1996. In August 2000 the court ordered the plaintiff to submit such claims to binding arbitration and stayed all other proceedings pending the outcome of the arbitration. The arbitration hearing commenced on January 26, 2004. The presentation of testimony of both the plaintiffs' direct case and the defendant's case has been completed and post-arbitration briefs have been presented. We are currently waiting for the arbitrator to render a decision, which may come at any time. Plaintiffs originally claimed damages in the pre-interest amount of approximately $8.0 million. In plaintiffs' post-arbitration brief to the arbitrator, plaintiffs argued that the final calculation of their damages could be in excess of $14.0 million. We have recorded a reserve in connection with this proceeding in an amount not exceeding plaintiffs' claim.

Intergel litigation

A number of negligence and product liability lawsuits have been filed, primarily in Palm Beach County, Florida, over an anti-adhesion product for gynecological surgery known as Intergel. Intergel was manufactured by Lifecore Biomedical, Inc. and distributed by Ethicon, Inc., a subsidiary of Johnson & Johnson. Vital Pharma packaged the Intergel product into plastic containers.

Vital Pharma provided the packaging pursuant to a written contract which contains express provisions requiring that Lifecore indemnify Vital Pharma in the event Lifecore was responsible for injuries resulting from the product. Vital Pharma also agreed to indemnify Lifecore with respect to any breaches by Vital Pharma of its obligations under the contract. Lifecore, through its insurer, has been reimbursing Vital Pharma's legal fees for all of the litigation relating to Intergel in which Vital Pharma has been involved.

The first action involving Intergel in which Vital Pharma was named as a party was commenced in 2003 in the United States District Court for the Northern District of California. On January 28, 2004, the same plaintiff filed a similar action in California state court. On October 21, 2004, the plaintiff voluntarily dismissed the state court action without prejudice. Subsequently, Vital Pharma has been named as a defendant in 59 other Intergel lawsuits with virtually identical allegations. Additional claims may be filed in the future. Each of the complaints assert multiple theories of negligence and product liability claims against the defendants for injuries allegedly sustained through the use of Intergel during surgery. To our knowledge, none of the plaintiffs have claimed that use of the Intergel product resulted in any deaths or birth defects.

We have notified the carriers of our primary and umbrella liability insurance policies of the existence of the claims in the Intergel lawsuits. As part of a reservation of rights letter, the carriers have advised us that we may be underinsured. Based on the insurance that we do have, as supplemented by Lifecore's indemnification obligations and our view that our Vital Pharma subsidiary has meritorious defenses to these actions, we believe that we are adequately protected with respect to these matters. In light of the different stages of each of the proceedings and the protections that we have, we cannot quantify the exposure, if any, to us. In light of the foregoing, we have not established a reserve for these matters.

Other litigation

We are also involved in other legal proceedings arising in the ordinary course of business. We cannot predict the outcome of our legal proceedings with certainty. However, based upon our review of pending legal proceedings, we do not believe the ultimate disposition of our pending legal proceedings will be material to our financial condition. Predictions regarding the impact of pending legal proceedings constitute forward-looking statements. The actual results and impact of such proceedings could differ materially from the impact anticipated, primarily as a result of uncertainties involved in the proof of facts in legal proceedings.

Management

The following table shows certain information concerning our current executive officers and directors as of September 30, 2005:

Name	Age	Position

Terry D. Wall	64	President, Chief Executive Officer and Director
C. Barry Wicker	65	Executive Vice-President, Chief Operating Officer and Director
Alex Chanin	37	Executive Vice President and Chief Information Officer
William Craig	49	Executive Vice President and Chief Financial Officer
Anthony P. Martino	59	Vice President, Quality and Regulatory Affairs
David J. Bershad	66	Director
Howard W. Donnelly	44	Director
David H. MacCallum	68	Director
Richard L. Robbins	65	Director
George A. Schapiro	59	Director

Terry D. Wall founded Vital Signs in 1972 and has been President, Chief Executive Officer and a director of Vital Signs since that time. He received a Bachelor of Science degree in 1963 from the University of Maryland and a Master of Business Administration degree from Pace University in 1975.

Barry Wicker has served as a director and an Executive Vice President of Vital Signs since 1985, with primary responsibility for sales and marketing. He has also served as our Chief Operating Officer since June 2005. Mr. Wicker joined Vital Signs in 1978 as National Sales Manager and became Vice President-Sales in 1981. Prior to joining us, he held various marketing and sales positions with The Foregger Co. over a 20 year period.

Alex Chanin has served as Executive Vice President and Chief Information Officer for Vital Signs since January 2004. He served as President of our Stelex, Inc. subsidiary from 2003 to 2004 and Vice President of Stelex from April 2002 to 2003. Mr. Chanin was one of the founding partners of Stelex in 1991, prior to our acquisition of Stelex. Mr. Chanin holds Bachelor of Science degrees in Computer Science and Electrical Engineering from Drexel University and a Masters of Science in Computer Engineering from Princeton University.

William Craig joined us as our Chief Financial Officer in March 2005. Prior to joining Vital Signs, Mr. Craig worked for a year as an independent Sarbanes-Oxley Act consultant and as interim chief financial officer of DMFS, Inc., a privately held direct mail and fulfillment company. From September 1999 to February 2004, Mr. Craig was the Executive Vice President—Finance and Administration and Chief Financial Officer for Matheson Tri-gas, Inc., a manufacturer and marketer of industrial gases and technical equipment. Before joining Matheson, Mr. Craig spent nearly five years as an executive, most notably with Empire of Carolina, Inc, a consumer product manufacturer that traded on the American Stock Exchange. Prior to that time, Mr. Craig worked for five years with GE Capital. In earlier years, Mr. Craig worked in merchant banking, as well as with what is now Deloitte & Touche and General Motors. He has a Bachelor of Arts degree from Wake Forest University, a Master of Business Administration degree from Texas A&M University, and is a certified public accountant. He also has a number of scientific publications.

Anthony P. Martino joined us as our Vice President, Research and Development in 1996. He has served as our Vice President, Quality and Regulatory Affairs since December 1996. Prior to joining us, Mr. Martino spent 26 years with Becton Dickinson (a medical products manufacturer), holding management positions in research and development, engineering and quality assurance and regulatory affairs. He holds a BSME degree from the New Jersey Institute of Technology.

David J. Bershad has served as a director since 1991. He is an attorney and member of the law firm of Milberg Weiss Bershad & Schulman LLP.

Howard W. Donnelly has served as a director since 2002. He is currently President and a principal of Concert Medical, LLC, a contract manufacturer to medical device companies. Mr. Donnelly also is a principal in two early stage medical device companies, Macosta-Medical USA, LLC, a company focused on regional anesthesia, and Thermics, Inc., a company focused on hypothermia management. From 1999 to 2002, he was President of Level 1, Inc., a medical device manufacturer and a wholly-owned subsidiary of Smith Industries. From 1990 to 1999, he was employed by Pfizer Inc., with his last position being Vice President of Business Planning and Development for Pfizer's Medical Technology Group. Mr. Donnelly also serves on the board of directors of AngioDynamics Inc.

David H. MacCallum has served as a director since 2002. Since April 2000, he has been a managing partner of Outer Islands Capital, a private equity partnership. From 1999 to November 2001, he served as the global head of health care investment banking for Salomon Smith Barney, an investment banking firm. From 1998 to 1999, he served as executive vice president, head of health care, for ING Baring Furman Selz, an investment banking firm. From 1994 to 1998, he served as the global head of health care investment banking for Union Bank of Switzerland, an investment banking firm. From 1983 to 1992, he served as Managing Director and head of the health care business at Hambrecht & Quist, an investment banking firm. From 1992 to 1994, in addition to his responsibilities for the health care business at Hambrecht & Quist, he was co-head of investment banking. Mr. MacCallum is also a director of MannKind Corp. and ZymoGenetics, Inc.

Richard L. Robbins has served as a director since 2003. He has served as the Senior Vice President, Financial Reporting and Control and Principal Financial Officer of Footstar, Inc., a nationwide retailer of footwear, since 2003. From July 2002 to October 2003, he was a partner of Robbins Consulting LLP, a financial, strategic and management consulting firm. From 1978 to 2002, he was a partner in the accounting firm of Arthur Andersen LLP. Mr. Robbins is a member of the board of directors and Audit Committee of BioScrip, Inc., a company engaged in providing pharmaceutical care solutions. On March 3, 2004, Footstar, Inc. announced that, in order to effect a financial and operational restructuring, it and substantially all of its subsidiaries filed voluntary petitions with the U.S. Bankruptcy Court for the Southern District of New York for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

George A. Schapiro has served as a director since 2003. Since 1991, he has served as a management consultant and/or director of a number of private companies. He is also Executive Vice President, Director, and Executive Committee member of the Anesthesia Patient Safety Foundation. From 1976 to 1991, he was President and CEO of Andros Incorporated, a supplier of gas analyzers to the patient monitoring industry. Previously, he was employed by the Hewlett-Packard Company where, from 1974 to 1976, he was responsible for that company's patient monitoring product line.

We do not maintain “key man” insurance policies covering our directors and officers.

Board committees

Our board of directors currently has three standing committees; an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is comprised of Mr. Robbins, Mr. Donnelly and Mr. Schapiro, the Compensation Committee is comprised of Mr. Donnelly and Mr. MacCallum and the Nominating Committee is comprised of Mr. Bershad, Mr. Donnelly, Mr. MacCallum, Mr. Robbins and Mr. Schapiro.

Audit Committee. The Audit Committee is responsible for reviewing significant audit and accounting principles, policies and practices and for meeting with our independent accountants. This committee monitors our corporate financial reporting and our internal and external audits. The functions of this committee include evaluating our internal accounting controls, nominating independent auditors, and apprising the board of any significant financial matters that require board attention. Our board of directors has determined that Richard L. Robbins is an “audit committee financial expert” as defined by the SEC.

Compensation Committee. The Compensation Committee administers our stock option plans and investment plan and is also responsible for determining the compensation of our chief executive officer and other executive officers.

Nominating Committee. The Nominating Committee evaluates candidates for our board of directors and has adopted a charter describing the minimum qualifications for such candidates and the qualities or skills that are necessary for directors to possess. All members of the Nominating Committee are “independent directors” as defined by Rule 4200(a)(15) of the National Association of Securities Dealers' Marketplace Rules.

Principal and selling shareholders

We are providing information below regarding the selling shareholders and our other principal shareholders. Unless otherwise indicated in the tables below, the person or persons named have sole voting and investment power. In determining the number and percentage of shares beneficially owned by each person, shares that may be acquired by such person under options exercisable within 60 days of December 22, 2005 are deemed beneficially owned by such person and are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for all other shareholders.

Selling shareholders

The selling shareholders are:

•	two trusts established for the benefit of the children of Terry Wall, our President and Chief Executive Officer and a member of our board of directors;

•	an estate planning trust, referred to below as the TW 2005 Trust, established by Terry Wall; and

•	C. Barry Wicker, our Chief Operating Officer and Executive Vice President and a member of our board of directors.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of December 22, 2005 and as adjusted to reflect the sale of common stock in this offering, by the selling shareholders.

	Shares beneficially owned before the offering		Shares to be sold in this offering(1)	Shares beneficially owned after the offering(1)
Name	Number	Percentage	Number	Number	Percentage

John Brown, as trustee for trusts established for the benefit of the children of Terry D. Wall (2)	2,420,327	19.2%	758,888	1,661,439	12.7%
Bank of America Trust Company of Delaware, N.A., as trustee of the TW 2005 Trust (3)	2,000,000	15.9%	542,064	1,457,936	11.2%
C. Barry Wicker (4)	328,527	2.6%	65,048	263,479	2.0%

Total	4,748,854	37.5%	1,366,000	3,382,854	25.8%

(1)	Excludes the sale of 270,000 shares of common stock pursuant to the underwriters' over-allotment option. See “Underwriting.”
(2)	As trustee of the trusts maintained for the benefit of the children of Terry D. Wall, Mr. Brown has the power to vote and dispose of each of the 2,420,327 shares held in such trusts and thus is deemed to be the beneficial owner of such shares under applicable SEC regulations. The trusts, each of which owns approximately one-half of such 2,420,327 shares, have pledged 2,374,776 of their shares, including all of the shares to be sold by the trusts in this offering, to secure loans made to the trusts. The trustee has advised us that he will use a portion of the net proceeds from the sale of such shares to repay all amounts outstanding on these loans.
(3)	Terry Wall established the TW 2005 Trust as an estate planning trust. Pursuant to the terms of the TW 2005 Trust, any one of four members of a committee may cause the assets of the TW 2005 Trust, including the net proceeds from the sale of shares offered hereby, to be transferred to Terry Wall. Alternatively, if the four members of the committee agree, the assets of the TW 2005 Trust could be transferred, in equal one fourth interests, to the members of the committee, who are also the beneficiaries of the TW 2005 Trust. The four members of the committee are Mr. Wall's two adult children, Mr. Wall's brother and Mr. Wall's sister.

(4)	In the table above, we have included 256,927 shares owned by Mr. Wicker directly, 15,716 shares held in our 401(k) plan on his behalf and 55,884 shares covered by options exercisable by Mr. Wicker. Mr. Wicker is expected to exercise options covering 20,000 shares of common stock which he will sell in this offering. We have excluded shares held in an insurance trust for the benefit of Mr. Wicker's children. Those shares may not be disposed of by Mr. Wicker.

Other principal shareholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of December 22, 2005 and as adjusted to reflect the sale of common stock in this offering, by:

•	each of our directors;

•	each of our executive officers;

•	each person known by us to beneficially own more than five percent of our outstanding common stock, other than the selling shareholders; and

•	all of our current executive officers and directors as a group.

	Prior to the offering		Subsequent to the offering
Name	Number	Percentage	Number	Percentage

Directors and executive officers:
Terry D. Wall (1)	2,277,987	17.9%	2,277,987	17.3%
C. Barry Wicker (2)	328,527	2.6	263,479	2.0%
David J. Bershad (3)	128,523	1.0	128,523	*
Howard W. Donnelly (4)	23,500	*	23,500	*
David H. MacCallum (5)	17,750	*	17,750	*
Richard L. Robbins (6)	19,000	*	19,000	*
George A. Schapiro (7)	17,625	*	17,625	*
Alex Chanin (8)	2,500	*	2,500	*
William Craig (9)	—	*	—	*
Anthony Martino (10)	12,799	*	12,799	*

All current directors and executive officers as a group (ten persons) (11)	2,828,211	21.9%	2,763,163	20.7%

* Represents less than one percent.
(1) Terry D. Wall's shares include:
•	1,417,894 shares owned by him directly;

•	706,748 shares owned by Carol Vance Wall, Mr. Wall's wife;

•	36,893 shares held in our 401(k) plan on Mr. Wall's behalf; and

•	116,452 shares covered by options exercisable by Mr. Wall.
In the table above, we have not included in Mr. Wall's shares any shares held in trust for the benefit of the Walls' children or any shares held in the TW 2005 Trust. Those shares may not be voted or disposed of by Mr. Wall or his wife. We have also excluded shares held by a charitable foundation established by Mr. Wall and his wife. Mr. Wall and his wife have pledged 2,041,272 shares of stock as collateral to a brokerage firm as security for a loan made to them. Based on the closing sale price of the Common Stock on December 22, 2005, the value of the shares held as collateral on this loan represented approximately seven times the outstanding balance on this loan as of December 22, 2005. If this loan is called, the shares collateralizing such loan may be sold in the market. The number of shares so sold in the market may negatively impact the market price of the Common Stock.

(2)	In the table above, we have included 256,927 shares owned by Mr. Wicker directly, 15,716 shares held in our 401(k) plan on his behalf and 55,884 shares covered by options exercisable by Mr. Wicker on or before February 20, 2006. We have excluded shares held in an insurance trust for the benefit of Mr. Wicker's children. Those shares may not be disposed of by Mr. Wicker. Mr. Wicker is expected to exercise options covering 20,000 shares of common stock which he will sell in this offering.
(3)	In the table above, we have included 52,641 shares owned by Mr. Bershad directly, 2,000 shares owned by Mr. Bershad's wife as to which Mr. Bershad disclaims beneficial ownership and 73,882 shares covered by options exercisable by Mr. Bershad on or before February 20, 2006.
(4)	These 23,500 shares are covered by options exercisable by Mr. Donnelly on or before February 20, 2006.
(5)	These 17,750 shares are covered by options exercisable by Mr. MacCallum on or before February 20, 2006.
(6)	These 19,000 shares are covered by options exercisable by Mr. Robbins on or before February 20, 2006.
(7)	These 17,625 shares are covered by options exercisable by Mr. Schapiro on or before February 20, 2006.
(8)	These 2,500 shares are covered by options exercisable by Mr. Chanin on or before February 20, 2006.
(9)	None of Mr. Craig's stock options will vest on or before February 20, 2006.
(10)	In the table above, we have included 25 shares held in our 401(k) plan on Mr. Martino's behalf and 12,774 shares covered by options exercisable by Mr. Martino on or before February 20, 2006.
(11)	For purposes of determining the number of shares beneficially owned by all executive officers and directors as a group, we have included the shares beneficially owned by Terry D. Wall and C. Barry Wicker, but not the shares which are held by trusts established for the benefit of the children of Terry D. Wall and Carol Vance Wall, the trusts established for the benefit of Mr. Wicker's children, the TW 2005 Trust or the charitable foundation established by Mr. Wall and his wife. In calculating the shares beneficially owned by our directors and executive officers as a group, we have included 339,367 shares covered by options exercisable by our current executive officers and directors on or before February 20, 2006 (20,000 of which will be exercised by Mr. Wicker in connection with this offering) and 52,634 shares held in our 401(k) on behalf of our current executive officers.

Description of capital stock

Our authorized capital stock consists of 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. Immediately after the offering, based on shares outstanding as of December 1, 2005, and the expected issuance of 20,000 shares of common stock resulting from the exercise of certain stock options by one of the selling shareholders in connection with this offering, there will be 13,052,044 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends in the amount our board of directors may determine from time to time. Shareholders may not cumulate votes in connection with the election of directors. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in the offering will be fully paid and non-assessable.

Preferred stock

Our board has the authority, subject to limitations prescribed by law and applicable NASDAQ corporate governance rules, to issue shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions, qualifications and limitations, including, without limitation, dividend rates, conversion rights, voting rights, rights and terms of redemption, sinking fund provisions and liquidation preferences, granted to or imposed upon any unissued and undesignated shares of preferred stock and to fix the number of shares constituting any series and the designations of those series, without any further vote or action by the shareholders. Upon consummation of the offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Anti-takeover provisions

The provisions of New Jersey law, our certificate of incorporation and our by-laws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

New Jersey law

We are subject to the provisions of the New Jersey Shareholders Protection Act, which regulates corporate takeovers. This Act prevents New Jersey public corporations, including Vital Signs, from engaging in a “business combination,” which includes a merger or sale of more than 10% of the corporation's assets, with any “interested shareholder,” which is defined to include a shareholder who owns 10% or more of the corporation's outstanding voting stock, as well as affiliates and associates of such shareholder, for five years following the date that the shareholder became an “interested shareholder,” unless the transaction is approved by the board prior to the date the “interested shareholder” attained that status. In addition, this Act prohibits any such business combination with an “interested shareholder” at any time unless such board approval is received, such “business combination” is approved by at least two-thirds of the outstanding voting stock that is not owned by the “interested shareholder” or the transaction satisfies certain stringent price and terms criteria.

The New Jersey Shareholders Protection Act could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of incorporation provisions

Our certificate of incorporation provides for:

•	members of our board to be elected on a staggered term basis, so that, in general, one third of the board will be elected each year; and

•	shareholder actions to be taken only at meetings of the shareholders.

These provisions, as well as the provisions of our certificate of incorporation that enable our board to establish series of preferred stock without shareholder approval, could discourage attempts to acquire us.

By-law provisions

Our by-laws provide various procedures that must be satisfied in advance of a special or annual meeting in order to present matters at that meeting. These by-law provisions may have the effect of preventing changes in our management.

Transfer agent and registrar

American Stock Transfer and Trust Company serves as our transfer agent and as registrar of our common stock.

Listing

Our common stock is quoted on the NASDAQ National Market under the symbol “VITL.”

Shares eligible for future sale

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. Upon completion of this offering, we will have 13,052,044 shares of common stock outstanding assuming no exercise of outstanding options subsequent to December 1, 2005 other than the exercise of options covering 20,000 shares of our common stock by one of the selling shareholders in connection with this offering. The 1,800,000 shares of common stock being sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933 immediately following this offering other than by our affiliates and any one who is subject to the lock-up arrangement described below.

Sales of restricted shares and shares held by our affiliates

In general, under Rule 144 under the Securities Act, a person, or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, including the holding period of any prior owner except an affiliate, and affiliates of our company who own shares of Vital Signs common stock that do not constitute restricted securities, are entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock on the NASDAQ National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. Any person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned restricted securities for at least two years, including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately on completion of this offering. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, an issuer.

Lock-up agreements

In connection with this offering, we, our executive officers, our directors who own shares of our common stock or options to acquire shares of our common stock and certain of our shareholders, including the selling shareholders, holding in the aggregate 5,563,171 shares of common stock, will enter into 90-day lock-up agreements with the underwriters of this offering under which neither we nor they may, for a period of 90 days after the date of this prospectus, directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co., subject to certain exceptions. See “Underwriting.”

Underwriting

We and the selling shareholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of shares

J.P. Morgan Securities Inc.	720,000
Piper Jaffray & Co.	720,000
Thomas Weisel Partners LLC	360,000

Total	1,800,000

The underwriters are committed to purchase all the common shares offered by us and the selling shareholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the pubic at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.551 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.10 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

Over-allotment option

The underwriters have an option to buy up to 270,000 additional shares of common stock from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. See “Principal and selling shareholders.”

Discounts, commissions and expenses

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling shareholders per share of common stock. The underwriting fee is $2.585 per share. We estimate that total expenses attributable to this offering will be approximately $550,000, excluding underwriting discounts and commissions. Of this total, approximately $534,000 is payable by us and approximately $16,000 is payable by the selling shareholders. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, and expenses payable by us and the selling shareholders, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per share		Total
	Without overallotment	With overallotment	Without overallotment	With overallotment

Underwriting discounts and commissions paid by us	$2.585	N/A	$1,121,890	N/A
Expenses payable by us	$1.17	N/A	$534,000	N/A
Underwriting discounts and commissions paid by the selling shareholders	$2.585	$2.585	$3,531,110	$4,229,060
Expenses payable by the selling shareholders	$0.01	$0.01	$16,000	$16,000

Lock-up agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co. for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers who own shares of our common stock or options to acquire shares of our common stock and certain of our significant shareholders, including the selling shareholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and Piper Jaffray & Co., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, or significant shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our lock-up agreement is subject to certain exceptions, including our ability to issue options and shares of common stock pursuant to our employee compensation plans and agreements, and pursuant to exercises of employee stock options. In addition, during the lock-up period we may issue shares of our common stock in connection with private acquisitions of other companies or businesses, as long as the aggregate number of shares issued does not exceed 2% of the number of shares outstanding after this offering, the recipient of these shares agrees not to dispose of them during the lock-up period, and we do not file a resale registration statement with respect to these shares during the lock-up period. The lock-up agreements binding our directors and officers will permit these individuals to exercise outstanding stock options (including through “cashless” exercise), as long as the shares actually received by them continue to be subject to the lock-up.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Listing

Our shares of common stock are listed on the NASDAQ National Market under the symbol “VITL.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the NASDAQ National Market may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Exchange Act. In general a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

The underwriters have advised us that, pursuant to Regulation M, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

Online offering

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Conflicts/Affiliates

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the issuance of common stock will be passed upon for us by Lowenstein Sandler PC, Roseland, New Jersey. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The audited financial statements included and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Goldstein Golub Kessler LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information included in the registration statement and the related exhibits and schedules. You will find additional information about us and our common stock in the registration statement. The registration statement and the related exhibits and schedules may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material may also be obtained from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You can obtain information on the operation of the public reference facilities by calling 1-800-SEC-0330. The SEC also maintains a website on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits or schedules to the registration statement or otherwise filed with the SEC.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus until the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended September 30, 2005;

•	Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended September 30, 2005, containing the information called for by Part III of that form;

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2005; and

•	our Current Report on Form 8-K filed with the SEC on January 5, 2006.

This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock. You may request a copy of these filings at no cost. Please direct your requests to:

Vital Signs, Inc.
20 Campus Road
Totowa, New Jersey 07512
Attn: Secretary
(973) 790-1330 (ext. 372)

Report of independent registered public accounting firm

To the Board of Directors
Vital Signs, Inc.

      We have audited the accompanying consolidated balance sheets of Vital Signs, Inc. and Subsidiaries as of September 30, 2005 and 2004 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended September 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vital Signs, Inc. and Subsidiaries as of September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

      We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2005 expressed an unqualified opinion thereon.

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
November 29, 2005

Vital Signs, Inc. and Subsidiaries
Consolidated Balance Sheet

	September 30,
(in thousands)	2005	2004

Assets
Current Assets:
Cash and cash equivalents (Note 1)	$81,767	$76,468
Accounts receivable, less allowances for rebates and doubtful accounts of $7,821 and $8,725, respectively (Notes 1, 16 and 17)	34,417	31,876
Inventory (Notes 1 and 3)	16,659	16,766
Prepaid expenses (Note 4)	2,917	2,816
Other current assets (Note 5)	1,016	1,596

Total current assets	136,776	129,522
Property, plant and equipment—net (Notes 1 and 6)	29,938	29,900
Goodwill—net (Notes 1 and 2)	77,167	69,506
Deferred income taxes (Notes 1 and 15)	1,141	1,184
Other assets (Notes 1 and 7)	8,680	5,952

Total Assets	$253,702	$236,064

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$6,347	$5,114
Accrued expenses (Note 8)	8,203	8,168
Income taxes payable (Note 15)	2,671	3,387

Total current liabilities	17,221	16,669

Minority interest	3,775	3,172

Commitments and contingencies (Notes 2, 12 and 13)
Stockholders' Equity (Note 14):
Common stock—no par value; authorized 40,000,000 shares, issued and outstanding 12,593,579 and 12,715,243, respectively	$18,832	$24,279
Accumulated other comprehensive income (Note 1)	2,012	3,059
Retained earnings	211,862	188,885

Stockholders' equity	232,706	216,223

Total Liabilities and Stockholders' Equity	$253,702	$236,064

See notes to consolidated financial statements.

Vital Signs, Inc. and Subsidiaries
Consolidated Statement of Income

	For the Year Ended September 30,
(in thousands, except per share amounts)	2005	2004	2003

Revenue: (Note 1)
Net sales	$160,581	$151,794	$145,879
Service revenue	33,456	32,197	36,284

	194,037	183,991	182,163

Cost of goods sold and services performed:
Cost of goods sold	77,381	73,449	71,887
Cost of services performed	18,126	17,925	19,721

	95,507	91,374	91,608

Gross profit	98,530	92,617	90,555

Operating expenses:
Selling, general and administrative	51,025	50,115	51,338
Research and development	7,011	7,036	5,871
Impairment charge for China operations (Note 11)	—	—	133
Other (income) expense net (Notes 1 and 10)	(78)	612	717
Restructuring charge (Note 9)	213	539	—

	58,171	58,302	58,059

Operating income	40,359	34,315	32,496
Interest (income) expense:
Interest income	(1,672)	(824)	(654)
Interest expense	36	26	910

	(1,636)	(798)	256

Income from continuing operations before provision for income taxes and minority interest	41,995	35,113	32,240
Provision for income taxes (Note 15)	15,093	12,498	12,802

Income from continuing operations before minority interest	26,902	22,615	19,438
Minority interest in net income of subsidiary	602	447	248

Income from continuing operations	26,300	22,168	19,190
Income (loss) from discontinued operations (Note 2):	89	(115)	(4,968)

Net income	$26,389	$22,053	$14,222

Earnings (loss) per common share:

Basic income per share from continuing operations	$2.08	$1.73	$1.49
Discontinued operations	0.01	(0.01)	(0.39)

Basic net earnings per share	$2.09	$1.72	$1.10

Diluted income per share from continuing operations	$2.06	$1.72	$1.48
Discontinued operations	0.00	(0.01)	(0.38)

Diluted net earnings per share	$2.06	$1.71	$1.10

Basic weighted-average number of shares outstanding	12,616	12,793	12,905

Diluted weighted-average number of shares outstanding	12,789	12,907	12,985

Dividends declared and paid per common share	$0.27	$0.24	$0.19

See notes to consolidated financial statements.

Vital Signs, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity

	Common Stock
(dollars in thousands, except per share amounts)	Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Stockholders' Equity	Comprehensive Income

Balance at September 30, 2002	12,938,002	$30,812	$(1,189)	$158,192	$187,815
Net income				14,222	14,222	$14,222
Repurchase of common stock	(100,300)	(2,579)			(2,579)
Common stock issued under various incentive plans	77,864	1,936			1,936
Tax benefit from employees' and directors' stock option plans (Note 15)		298			298
Adjustment for aggregate unrealized gain on marketable securities			3		3	3
Foreign currency translation gain			3,013		3,013	3,013
Dividends paid ($0.19 per share)				(2,486)	(2,486)

Balance at September 30, 2003	12,915,566	30,467	1,827	169,928	202,222

Comprehensive income						$17,238

Net income				22,053	22,053	$22,053
Repurchase of common stock	(274,600)	(8,143)			(8,143)
Common stock issued under various incentive plans	74,277	1,695			1,695
Tax benefit from employees' and directors' stock option plans (Note 15)		260			260
Foreign currency translation gain			1,232		1,232	1,232
Dividends paid ($0.24 per share)				(3,096)	(3,096)

Balance at September 30, 2004	12,715,243	24,279	3,059	188,885	216,223

Comprehensive income						$23,285

Net income				26,389	26,389	$26,389
Repurchase of common stock	(238,400)	(9,084)			(9,084)
Common stock issued under various incentive plans	116,736	3,101			3,101
Tax benefit from employees' and directors' stock option plans (Note 15)		536			536
Foreign currency translation loss			(1,047)		(1,047)	(1,047)
Dividends paid ($0.27 per share)				(3,412)	(3,412)

Balance at September 30, 2005	12,593,579	$18,832	$2,012	$211,862	$232,706
Comprehensive income						$25,342

See notes to consolidated financial statements.

Vital Signs, Inc. and Subsidiaries
Consolidated Statement of Cash Flows

	For the Year Ended September 30,
(in thousands)	2005	2004	2003

Cash flows from operating activities:
Net income	$26,389	$22,053	$14,222
Add (income) loss from discontinued operations	(89)	115	4,968

Income from continuing operations	26,300	22,168	19,190
Adjustments to reconcile income from continuing operations to net cash provided by continuing operations:
Depreciation and amortization	5,816	4,863	4,391
Deferred income taxes	1,126	2,203	181
Impairment charge	—	—	133
Minority interest in income of subsidiary	602	447	248
Tax benefit for stock options	536	260	297
Increase in rebate allowance	—	—	3,300
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,810)	(2,233)	3,659
Decrease in inventory	1,063	5,378	704
(Increase) decrease in prepaid expenses and other current assets	(479)	1,121	(975)
(Increase) decrease in other assets	(2,395)	449	755
Increase (decrease) in accounts payable	1,910	(1,339)	(231)
(Decrease) increase in accrued expenses	(46)	1,893	(1,313)
(Decrease) increase in income taxes payable	(716)	(5)	5,883
Increase (decrease) in other liabilities	—	72	(869)

Net cash provided by continuing operations	30,907	35,277	35,353
Net cash provided by (used in) discontinued operations	89	(153)	(1,946)

Net cash provided by operating activities	30,996	35,124	33,407

Cash flows from investing activities:
Acquisition of property, plant and equipment	(3,493)	(3,069)	(3,341)
Net proceeds from sale of assets of Vital Pharma	—	417	—
Net proceeds from sale of Vital Pharma real estate	—	1,222	—
Capitalization of software development costs	(1,880)	(2,041)	(924)
Capitalization of patent costs	(206)	(235)	(397)
Proceeds from sales of available for sale securities	—	—	186
Acquisition of Baxter disposable airways product line	(9,932)	—	—

Net cash used in investing activities	(15,511)	(3,706)	(4,476)

Cash flows from financing activities:
Dividends paid	(3,412)	(3,096)	(2,486)
Proceeds from exercise of stock options	3,101	1,695	746
Repurchase of common stock	(9,084)	(8,143)	(2,579)
Principal payments on long-term debt and notes payable	—	(1,690)	(265)

Net cash used in financing activities	(9,395)	(11,234)	(4,584)

Effect of foreign currency translation	(791)	624	2,010

Net increase in cash and cash equivalents	5,299	20,808	26,357
Cash and cash equivalents at beginning of year	76,468	55,660	29,303

Cash and cash equivalents at end of year	$81,767	$76,468	$55,660

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$36	$22	$909
Income taxes	$12,457	$8,649	$6,373

See notes to consolidated financial statements.

Vital Signs, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies and Principal Business Activities

Business Activities

Vital Signs, Inc. (“VSI”) and its subsidiaries (collectively, the “Company”) design, manufacture and market single-patient use products for the anesthesia, respiratory/critical care, and sleep/personal ventilation markets. In addition, the Company has subsidiaries that provide services, one for the diagnosis of sleep disorders through sleep clinics, and the other for pharmaceutical technology services.

Principles of Consolidation

The consolidated financial statements include the accounts of VSI and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. For comparability, certain 2004 and 2003 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2005.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances reduced by an allowance for rebates and an allowance for doubtful accounts. The Company records an allowance for rebates, on sales to distributors, which is the difference between the established distributor price and the lower price to which the end-user is entitled, when shipment is made to the end user. In order to properly reflect the Company's sales to distributors, the Company records the gross sale (at the Company's established distributor price), less the amount of the expected rebate, to arrive at the net sale. This net sale is the amount that the Company expected to be received in cash from the distributor on the sale. The Company also records an allowance for doubtful accounts based on certain percentages of aged receivables and historical payment experience. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Inventory

Inventory, net of reserves for obsolete and slow-moving goods, is stated at the lower of cost (first-in, first-out method) or market.

Depreciation

Depreciation and amortization of property, plant and equipment is provided for by the straight-line method over the estimated useful lives of the related assets.

Income Taxes

Income taxes are based upon amounts included in the consolidated statement of income. Deferred income taxes represent the tax effect of temporary differences between the basis of assets and liabilities for income tax and financial reporting purposes.

Revenue Recognition

For product sales to all customers except for certain domestic distributors (where revenue, net of allowances, is recognized upon delivery of goods to that customer), revenue, net of allowances, is recognized upon shipment to the customer, when title passes. The Company establishes allowances for rebates and sales returns. Substantially all of the Company's sales returns relate to shipping errors or damaged goods. For service revenue, revenue is recorded when the service is performed.

The Company's revenues in the anesthesia and respiratory/critical care segments include sales made to distributors. During the 2005, 2004 and 2003 fiscal years, these sales accounted for approximately 26.1%, 25.4% and 24.7%, respectively, of the net sales of the Company. Price rebates are available to the distributor based upon the difference between the established price (distributor list) and the lower price that the distributor is entitled to after selling the goods to the end-user hospital (distributor final). The Company estimates and records the applicable rebates that have been or are expected to be granted or made for products sold during the period. These amounts are deducted from sales for that period. Previously, the Company made this calculation by utilizing documentation provided by the distributor for shipments and inventory not yet shipped. During the second quarter of fiscal 2005, the Company concluded that rebates due could be better measured by utilizing current-period rebate data to create an estimated rebate percentage (by distributor and product) and applying that percentage to the current period sales by distributor and product. Management believes that there was no material difference between the two calculations for the periods presented herein.

Shipping and Handling

Costs incurred for shipping and handling fees are included in selling, general and administrative expenses and amounted to $5,128,000, $4,356,000 and $4,375,000 for the years ended September 30, 2005, 2004 and 2003, respectively.

Goodwill and Other Intangibles

The Company reviews the carrying value of long-lived assets, including goodwill, on a periodic basis, or whenever events or changes in circumstances indicate that the amounts may not be recoverable. If the events or circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss will be recognized if the carrying value of the assets exceeds the estimated future undiscounted cash flows of those assets.

The Company performs an annual impairment analysis based upon discounted cash flows to assess the recoverability of the goodwill, in accordance with the provisions of SFAS No. 142. The Company completed this annual impairment test during the period ended March 31, 2005 and found no impairment.

Goodwill consists of the following:

	For the year ended September 30,
(in thousands)	2005	2004

Beginning balance:	$69,506	$69,506
Goodwill acquired during the year (Note 2)	7,661	—

Ending balance	$77,167	$69,506

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company believes it is not exposed to any significant credit risk with respect to its highly liquid investments in money market securities and its commercial banking facilities.

Net Income per Share of Common Stock

Basic net income per common share is computed using the weighted-average number of shares outstanding. Diluted net income per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock.

The following table sets forth the computation of basic and diluted net income per share:

	For the year ended September 30,
(in thousands, except per share amounts)	2005	2004	2003

Income applicable to common shares:
Income from continuing operations	$26,300	$22,168	$19,190
Income (loss) from discontinued operations	89	(115)	(4,968)

Net income	$26,389	$22,053	$14,222

Weighted-average shares outstanding:
Basic weighted-average common shares outstanding	12,616	12,793	12,905
Dilutive effect of employee stock options	173	114	80

Diluted weighted-average outstanding shares	12,789	12,907	12,985

Earnings (loss) per common share:
Basic
Income per share from continuing operations	$2.08	$1.73	$1.49
Income (loss) per share from discontinued operations	0.01	(0.01)	(0.39)

Net earnings	$2.09	$1.72	$1.10

Diluted
Income per share from continuing operations	$2.06	$1.72	$1.48
Income (loss) per share from discontinued operations	0.00	(0.01)	(0.38)

Net earnings	$2.06	$1.71	$1.10

Capitalized Software

SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” requires capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers. Software development costs are included in other assets. Amortization of capitalized software costs begins when the product is available for general release to customers and is computed as the greater of (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the estimated economic life (generally three years) and charged to cost of goods sold.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts in the financial statements. Actual results could differ from those estimates.

Accounting for Stock-Based Compensation

The Company measures stock-based compensation cost for its employees and directors using Accounting Principles Board (“APB”) Opinion No. 25, as is permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”, and complies with the other provisions and the disclosure-only requirements of SFAS No. 123. Accordingly, the Company recognizes compensation expense for options granted to employees and directors as the difference, if any, between the market price of the underlying common stock on the date of grant and the exercise price of the option.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date as prescribed by SFAS No. 123, the Company's net income and net income per common share for the years ended September 30, 2005, 2004 and 2003 would approximate the pro forma amounts indicated in the table below:

	For the year ended September 30,
(in thousands, except per share amounts)	2005	2004	2003

Net income—as reported	$26,389	$22,053	$14,222
Stock compensation expense	$1,322	$1,215	$595
Net income—pro forma	$25,067	$20,838	$13,627
Basic net income per common share—as reported	$2.09	$1.72	$1.10
Diluted net income per common share—as reported	$2.06	$1.71	$1.10
Basic net income per common share—pro forma	$1.99	$1.63	$1.06
Diluted net income per common share—pro forma	$1.96	$1.62	$1.05

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the years ended September 30, 2005, 2004 and 2003, respectively: expected volatility of 33%, 46% and 50%, respectively, risk-free interest rate of 5.0%, 4.2%, and 3.8%, respectively, dividend yield rate of 0.7%, 0.6% and 0.7%, respectively, and all options have expected lives of 5 to 10 years.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share Based Payment.” SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The new standard allows for two transition alternatives, either the modified-prospective method or the modified-retrospective method. The Company anticipates adopting the modified-prospective method of SFAS 123(R) in the first quarter of fiscal 2006 but it has not yet determined the financial statement impact of adopting SFAS 123(R).

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”), which clarifies that inventory costs that are “abnormal” are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS No. 151 provides examples of “abnormal” costs to included costs of idle facilities, excess freight and handling costs and spoilage. The Company does not expect the adoption of SFAS No. 151 to have a material effect on its Consolidated Financial Statements.

In December 2004, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 eliminates the narrow exception for nonmonetary exchanges of similar productive assets and replaces it with broader exceptions for exchanges of nonmonetary assets that do not have reasonably determinable values or commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of SFAS No. 153 to have a material effect on its Consolidated Financial Statements.

In May 2005, SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS No. 154”), was issued, which replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Among other changes, SFAS No. 154 requires retrospective application of a voluntary change in accounting principle to prior-period financial statements presented on the new accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 also requires accounting for a change in method of depreciating or amortizing a long-lived non-financial asset as a change in accounting estimate (prospectively) affected by a change in accounting principle. Further, the Statement requires that corrections of errors in previously issued financial statements to be termed a “restatement.” The new standard is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial statements.

The Company does not believe that any other recently issued but not yet effective accounting standards will have a material effect on the Company's consolidated financial position or results of operations.

Translation of Foreign Currency Financial Statements

The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at current exchange rates, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments is reflected as a separate component of stockholders' equity (accumulated other comprehensive income (loss)) until there is a sale or liquidation of the underlying foreign subsidiary.

Note 2—Acquisitions/Dispositions

Baxter Disposable Airway Management Product

On March 2, 2005 the Company acquired a disposable airway management device business from a subsidiary of Baxter International, Inc. to improve the Company's market share in the anesthesia segment. The purchase price for the acquisition, including related costs, was approximately $10.1 million. The transaction includes the acquisition of certain manufacturing assets related to the business valued at approximately $1,259,000, as well as inventory including anesthesia circuits, face masks, heat and moisture exchanger filters and other associated anesthesia components valued at approximately $1,171,000. The excess of the purchase price over the fair value of the net assets acquired, which has been allocated to goodwill, was approximately $7,661,000, and is included in the anesthesia segment. Goodwill was recognized in accordance with Statement of Financial Standards No. 142 (“Goodwill and Other Intangible Assets”). Goodwill is deductible for income tax purposes. The results of operations of this business, including revenues of approximately $4,547,000, are included in the Company's results of operations from March 2, 2005.

The following summary, pro forma, unaudited data of the Company reflects the acquisition of the Baxter disposable airway management device business as if the acquisition had occurred on October 1, 2004 and 2003, respectively.

	For the year ended September 30,
(in thousands, except per share amounts)	2005	2004

Net sales	$199,118	$195,821
Net income	$27,391	$24,372
Basic net income per common share	$2.17	$1.91
Diluted net income per common share	$2.14	$1.89

Such pro forma data is not necessarily indicative of future results of operations.

Vital Pharma, Inc.—Discontinued Operations

In September 2002, the Company adopted a formal plan to sell its Vital Pharma, Inc. subsidiary, and as a result, classified the Vital Pharma business as a discontinued operation. Vital Pharma, a fully integrated contract manufacturer that utilizes blow-fill-seal technology, represented a product line that was outside the Company's core business. The results of the discontinued operations have been reported separately as discontinued operations in the consolidated statement of income in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Company lowered its investment in Vital Pharma to the amount it expected to recover in the sale and recorded a loss on disposal of $5,333,000 in fiscal 2003.

On October 30, 2003, the Company sold its Vital Pharma subsidiary to ProClinical, Inc. The Company received $500,000 in cash and a three-year note receivable from ProClinical for $2,000,000. The note accrues interest at 8.0%, 10.0%, and 12.0% in the first, second and third year of the note, respectively. Interest is payable quarterly. If ProClinical had paid down the entire note in the first twelve months, (which it did not do), the note would have been reduced by $300,000. Should ProClinical pay down the entire note between the thirteenth and eighteenth month, the note will be reduced by $200,000. The note is secured by a first lien against all of the assets sold. No gain or further loss was recorded on the sale.

The prior years' consolidated statements of income have been reclassified to reflect the discontinued operations. Vital Pharma has become a defendant in 59 separate lawsuits in connection with its packaging of a certain product for Lifecore Biomedical, Inc. See Note 13, Contingent Liabilities, for additional details.

Summarized selected financial information for the discontinued operations is as follows:

	For the year ended September 30,
(in thousands)	2005	2004	2003

Revenue	$—	$—	$3,383

Gain (loss) before income tax benefit	135	(178)	(7,643)
Income tax (provision) benefit	(46)	63	2,675

Gain (loss) from discontinued operations	$89	$(115)	$(4,968)

There were no assets or liabilities attributable to discontinued operations as of September 30, 2005 and 2004 on the consolidated balance sheet.

Cash flows of the discontinued operations consisted of the following:

	For the year ended September 30,
(in thousands)	2005	2004	2003

Gain (loss) from discontinued operations	$89	$(115)	$(4,968)
Change in value of operating assets and liabilities	—	(38)	3,022

Net cash provided by (used in) discontinued operations	$89	$(153)	$(1,946)

Note 3—Inventory

Inventory consists of the following:

	September 30,
(in thousands)	2005	2004

Raw materials	$11,142	$10,563
Finished goods	5,517	6,203

Inventory	$16,659	$16,766

Reserves for obsolete and slow moving goods at September 30, 2005 and 2004 were $736,000 and $1,151,000, respectively. Provisions charged to expense were $127,000, $732,000 and $864,000 for fiscal 2005, 2004 and 2003, respectively. Amounts written off against the reserve were $542,000, $563,000 and $321,000 for fiscal 2005, 2004 and 2003, respectively.

Note 4—Prepaid Expenses

Prepaid expenses consist of the following:

	September 30,
(in thousands)	2005	2004

Prepaid taxes	$550	$147
Prepaid insurance	1,662	1,067
Other	705	1,602

	$2,917	$2,816

Note 5—Other Current Assets

Other current assets consist of the following:

	September 30,
(in thousands)	2005	2004

Note and related party receivable	$—	$181
Deferred tax asset (Note 15)	—	905
Other	1,016	510

	$1,016	$1,596

Related party receivables at September 30, 2004 consisted primarily of unsecured promissory notes receivable dated November 30, 2001, from the CEO at Thomas Medical Products who was also a Director of the Company, in the amount of $154,000, bearing interest at 5.5% per annum and the notes were due and repaid on November 30, 2004, with the related accrued interest paid annually. Mr. Thomas resigned from his position as CEO of Thomas Medical Products and on the Board of Directors on October 1, 2004.

Note 6—Property, Plant and Equipment

Property, plant and equipment, at cost, consists of the following:

	September 30,
(in thousands)	2005	2004	Estimated useful life

Land	$2,457	$2,232
Building and building improvements	18,255	19,136	30 to 40 years
Equipment and molds	29,544	28,079	5 to 20 years
Fixtures and office equipment	4,715	4,914	5 to 15 years
Transportation equipment	263	36	5 years

	55,234	54,397
Less accumulated depreciation and amortization	25,296	24,497

	$29,938	$29,900

Note 7—Other Assets

Other assets consist of the following:

	September 30,
(in thousands)	2005	2004

Deposits on equipment	$3,443	$752
Capitalized Software	3,032	2,581
Receivable from participants in Vital Signs Stock Investment Plan (Note 14)	—	846
Prepaid royalties	555	653
Equity interest	432	497
Other	1,218	623

	$8,680	$5,952

Capitalized software, consisting primarily of personnel and consulting costs, consists of the following:

	September 30,
(in thousands)	2005	2004

Software development costs—Stelex Inc.	$919	$838
Software development costs—Vital Path	795	578
Software development costs—Breas SA.	3,667	2,085
Accumulated amortization	(2,349)	(920)

	$3,032	$2,581

For fiscal years 2005, 2004 and 2003 amortization was $1,429,000, $606,000 and $314,000, respectively.

Note 8—Accrued Expenses

Accrued expenses consist of the following:

	September 30,
(in thousands)	2005	2004

Interest	$—	$68
Payroll and vacations	4,063	3,538
Professional fees	1,130	1,026
Sales expenses	127	233
Other taxes payable	350	543
Deferred tax liability (Note 15)	178	—
Other	2,355	2,760

	$8,203	$8,168

Note 9—Restructuring Expense

Restructuring expense consists of the following:

	For the year ended September 30,
(in thousands)	2005	2004	2003

Closing of California plant	$213	$172	$—
New Jersey reduction in force	—	111	—
Closing of sales office in Belgium	—	256	—

	$213	$539	$—

Note 10—Other Expense (Income)—Net

Other operating expense (income)—net consists of the following:

	For the year ended September 30,
(in thousands)	2005	2004	2003

Charitable contributions of inventory	$73	$223	$226
Costs of discontinued public offering	—	—	322
Acquisition costs	—	197	—
Other	(151)	192	169

	$(78)	$612	$717

Note 11—Impairment and Other Charges

China

During fiscal 2003, the Company concluded that it would be unable to collect its remaining receivable under normal terms from its China distributor, and wrote off its receivable balance of $133,000.

Note 12—Commitments

Leases

The Company has entered into non-cancelable operating leases providing for the lease of office and warehouse facilities, equipment and certain other assets. Rent expense, aggregating $1,474,000, $1,659,000 and $2,179,000 has been charged to operations for the years ended September 30, 2005, 2004, and 2003, respectively. The Company's commitment under such leases is as follows:

Year Ending September 30,	(in thousands)

2006	$1,312
2007	1,110
2008	730
2009	514
2010	374
2011 and thereafter	—

$4,040

Note 13—Contingent Liabilities

Various lawsuits, claims and proceedings have been or may be instituted or asserted against the Company in the normal course of business, including those pertaining to patent and trademark issues and product liability matters. Where the Company has deemed a loss probable, the amount of the expected loss has been accrued. While the amounts claimed or expected to be claimed in other matters may be substantial, the ultimate liability cannot now be determined because of the inherent uncertainties surrounding the litigation and the considerable uncertainties that exist. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position of the Company.

On December 6, 1999 a complaint was filed against the Company on behalf of the former shareholders of the Company's Vital Pharma subsidiary alleging breach of contract for failure to pay earnout payments allegedly due under the stock purchase agreement executed in connection with the Company's purchase of Vital Pharma in January 1996. In August 2000 the court ordered the plaintiff to submit such claims to binding arbitration and stayed all other proceedings pending the outcome of the arbitration. The arbitration hearing commenced on January 26, 2004. The presentation of testimony of both the plaintiffs' direct case and the defendant's case has been completed and post-arbitration briefs have been presented. The Company is currently waiting for the arbitrator to render a decision, which may come at any time. Plaintiffs initially claimed damages in the pre-interest amount of approximately $8.0 million. In plaintiffs' post-arbitration brief to the arbitrator, plaintiffs argued that the final calculation of their damages could be in excess of $14.0 million. The Company has recorded a reserve in connection with this proceeding in an amount not exceeding plaintiffs' claim.

A number of negligence and product liability lawsuits have been filed, primarily in Palm Beach County, Florida, over an anti-adhesion product for gynecological surgery known as Intergel. Intergel was manufactured by Lifecore Biomedical, Inc. and distributed by Ethicon, Inc., a subsidiary of Johnson & Johnson. The Company's subsidiary, Vital Pharma, Inc., packaged the Intergel product into plastic containers.

Vital Pharma provided the packaging pursuant to a written contract which contains express provisions requiring that Lifecore indemnify Vital Pharma in the event Lifecore was responsible for injuries resulting from the product. Vital Pharma also agreed to indemnify Lifecore with respect to any breaches by Vital Pharma of its obligations under the contract. Lifecore, through its insurer, has been reimbursing Vital Pharma's legal fees for all of the litigation relating to Intergel in which Vital Pharma has been involved.

The first action involving Intergel in which Vital Pharma was named as a party was commenced in 2003 in the United States District Court for the Northern District of California. On January 28, 2004, the same plaintiff filed a similar action in California state court. On October 21, 2004, the plaintiff voluntarily dismissed the state court action without prejudice. Subsequently, Vital Pharma has been named as a defendant in 59 other Intergel lawsuits with virtually identical allegations. Additional claims may be filed in the future. Each of the complaints assert multiple theories of negligence and product liability claims against the defendants for injuries allegedly sustained through the use of Intergel during surgery. To the Company's knowledge, none of the plaintiffs have claimed that use of the Intergel product resulted in deaths or birth defects.

The Company has notified the carriers of the primary and umbrella liability insurance policies of the existence of the claims in the Intergel lawsuits. As part of a reservation of rights letter, the carriers have advised the Company that it may be underinsured. Based on the insurance that the Company does have, as supplemented by Lifecore's indemnification obligations and the Company's view that its Vital Pharma subsidiary has meritorious defenses to these actions, the Company believes that it is adequately protected with respect to these matters. In light of the different stages of each of the proceedings and the protections that the Company has, the Company cannot quantify its exposure, if any, to the Company. In light of the foregoing, the Company has not established a reserve for these matters.

The Company is also involved in other legal proceedings arising in the ordinary course of business. The Company cannot predict the outcome of its legal proceedings with certainty. However, based upon its review of pending legal proceedings, the Company does not believe the ultimate disposition of pending legal proceedings will be material to its financial condition. Predictions regarding the impact of pending legal proceedings constitute forward-looking statements. The actual results and impact of such proceedings could differ materially from the impact anticipated, primarily as a result of uncertainties involved in the proof of facts in legal proceedings.

Note 14—Stockholders' Equity

Preferred Stock

The Company has authorized 10,000,000 shares of no par value preferred stock. No shares were issued or outstanding at September 30, 2005 or 2004.

Stock Options

Transactions relating to stock options are as follows:

	Number of shares	Weighted-average price per share

Balance September 30, 2002	459,334	$24.57
Granted	288,786	$28.56
Exercised	(37,328)	$19.95
Expired/canceled	(72,933)	$33.24

Balance September 30, 2003	637,859	$25.65
Granted	101,898	$30.02
Exercised	(74,560)	$22.85
Expired/canceled	(110,668)	$30.86

Balance September 30, 2004	554,529	$25.79
Granted	160,082	$39.74
Exercised	(116,670)	$27.06
Expired/canceled	(15,730)	$27.76

Balance September 30, 2005	582,211	$29.32

The weighted-average fair value per option calculated using the Black-Scholes method for options granted during the years ended September 30, 2005, 2004, and 2003 amounted to $20.56, $18.70 and $17.52, respectively.

The Company's board of directors and stockholders have approved the adoption of the Vital Signs 2003 Investment Plan, which provides for the grant of options to employees, officers and directors to purchase the Company's common stock. The 2003 Investment Plan is a renewal of the Company's 1994 Investment Plan, which expired in January 2004. One million shares of the Company's common stock have been authorized for share purchase and option grants. Options may be granted at prices not less than fair value at the date of grant. The options have a ten-year life. Options generally vest after a two-year period. Shares purchased by employees may be financed through the Company.

In fiscal 2002, the Company's board of directors and stockholders approved the adoption of the 2002 Stock Incentive Plan, which provides for the grant of options to employees, officers, directors and consultants to purchase a maximum of one million shares. Although the Vital Signs option plans allow for the grants of stock options to consultants, to date none have been granted to consultants. Options may be granted at prices not less than fair value at the date of grant. The options have a ten-year life.

Options generally vest ratably over a five-year period commencing on the first anniversary of the grant with respect to options granted under the 2002 Stock Incentive Plan and over two years with respect to the Company's options granted as part of its investment plan and to directors. The 2002 Stock Incentive Plan expires on May 31, 2012. As of September 30, 2005, 456,280 shares had been granted under this plan.

In connection with the plans described above and other plans which are no longer in force, options covering 1,854,797 shares (excluding lapsed shares) have been granted through September 30, 2005.

The following table summarizes information about stock options outstanding at September 30, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at September 30, 2005	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable at September 30, 2005	Weighted- Average Exercise Price

1. $16.63–$19.25	39,802	2.9	$17.91	39,802	$17.91
2. $20.00–$23.75	151,126	2.1	21.77	151,126	21.77
3. $25.52–$27.80	111,854	7.6	26.75	77,479	26.57
4. $28.52–$32.63	112,337	7.8	30.62	76,816	30.74
5. $33.16–$41.26	167,092	9.3	39.69	30,842	39.35

Total:	582,211	6.4	$29.32	376,065	$25.63

Note 15—Income Taxes

The provision for income taxes consists of the following components:

	For the year ended September 30,
(in thousands)	2005	2004	2003

Current:
Federal	$12,095	$8,384	$7,806
State	1,227	1,091	1,327
Foreign	691	369	813
Deferred:
Federal	1,598	2,508	112
State	176	83	69
Foreign	(648)	—	—

	$15,139	$12,435	$10,127

Federal tax provision (benefit) from discontinued operations (Note 2)	$46	$(63)	$(2,675)

Income tax expense from continuing operations	$15,093	$12,498	$12,802

The breakdown of U.S. and foreign income from continuing operations before income taxes:

	For the year ended September 30,
(in thousands)	2005	2004	2003

United States	$41,894	$34,182	$29,904
Foreign	101	931	2,336

Total income from continuing operations	$41,995	$35,113	$32,240

The tax effect of temporary differences that give rise to the net short-term deferred tax liability/assets are presented below:

	September 30,
(in thousands)	2005	2004

Undistributed DISC earnings	$(40)	$(54)
Net operating loss carryforward from acquisition	492	699
Stelex goodwill	(323)	—
Other	(307)	260

	$(178)	$905

The tax effects of temporary differences that give rise to the net long-term deferred tax assets are presented below:

	September 30,
(in thousands)	2005	2004

Net operating loss carryforward from acquisition (Note 2)	$589	$1,310
Accelerated depreciation	(1,320)	(1,237)
Stelex goodwill	(634)	(634)
Loss on sales of discontinued operation (Vital Pharma)	700	700
Foreign net operating loss carryforward	1,700	881
State net operating loss carryforward	878	878
Other	(210)	(152)

	$1,703	$1,746
Less: Valuation allowance	(562)	(562)

	$1,141	$1,184

At September 30, 2005, the Company has federal net operating loss carryforwards of approximately $2,920,000 to offset future taxable income. These net operating loss carryforwards expire from 2007 through 2008. Under Section 382 of the Internal Revenue Code, the annual amount available to offset consolidated taxable income is limited to approximately $1,328,000, $1,213,000 and $380,000 in fiscal 2006, 2007 and 2008, respectively. In addition, at September 30, 2005, the Company has available approximately $22,088,000 of New Jersey net operating loss carryforwards to offset future state taxable income. The New Jersey operating loss carryforwards, as extended, expire from 2007 through 2010. Utilization of these net operating losses has been suspended for deduction carryover for privilege periods beginning during calendar years 2002 and 2003, but this suspension extends the seven-year carryforward period by two years. The Company has established a partial valuation allowance against the New Jersey net operating loss carryforwards, based upon management's estimate of future taxable earnings available to offset the net operating loss.

The total provision for income taxes differs from that amount which would be computed by applying the U.S. federal income tax rate to income before provision for income taxes. The reasons for these differences are as follows:

	For the year ended September 30,
	2005	2004	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes net of federal tax benefit	2.1	2.1	2.8
Tax exempt interest	(1.1)	(0.6)	—
Benefit from foreign sales corporation and extraterritorial exclusion	(0.7)	(0.9)	(1.6)
Income tax audit adjustment	—	—	3.4
Other	0.6	—	0.1

Effective income tax rate	35.9%	35.6%	39.7%

Income taxes payable consist of the following:

	September 30,
(in thousands)	2005	2004

Federal income taxes payable	$2,159	$2,627
State income taxes payable	292	422
Foreign income taxes payable	220	338

	$2,671	$3,387

For the years ended September 30, 2005, 2004 and 2003, the Company recognized for income tax purposes a tax benefit of $536,000, $260,000 and $298,000, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amount has been added to common stock in each year.

In connection with the routine Internal Revenue Service examination of the Company's 1997, 1998 and 1999 federal income tax returns, the Company increased its tax provision in fiscal 2003 by $1,194,000, and increased interest expense by $690,000 for the related interest due. On October 6, 2003, the Company finalized the Internal Revenue Service tax audit for the years 1997, 1998 and 1999. Also, in fiscal 2003, certain state tax returns for prior periods were amended, resulting in additional tax expense of $297,000 and interest expense of $70,000.

Note 16—Allowance for Rebates and Doubtful Accounts

Information relating to the allowance for rebates and doubtful accounts is as follows:

	Beginning Balance	Charges (A)	Deductions (B)	Balance at End of Year

For the year ended September 30, 2003
Rebates	$4,023	$44,439	$42,306	$6,156
Doubtful accounts	638	523	242	919

	$4,661	$44,962	$42,548	$7,075

For the year ended September 30, 2004
Rebates	$6,156	$47,809	$45,803	$8,162
Doubtful accounts	919	(232)	124	563

	$7,075	$47,577	$45,927	$8,725

For the year ended September 30, 2005
Rebates	$8,162	$55,917	$56,747	$7,332
Doubtful accounts	563	4	78	489

	$8,725	$55,921	$56,825	$7,821

(A)	Charges represent estimated rebates deducted from gross revenues and estimated provision for doubtful accounts.
(B)	Deductions represent actual rebates credited to the wholesaler and the write-off of uncollectible accounts.

Note 17—Significant Customers

A portion of the Company's hospital customers are serviced by national and regional medical supply distributors. During fiscal years 2005, 2004 and 2003, respectively, 26%, 25%, and 24% of the Company's net revenue were made in this distribution channel. In each fiscal year 2005, 2004 and 2003, one of the larger national distributors represented approximately 10%, 11%, and 10%, respectively, of net revenue. The same customer represented approximately 7% and 8% of outstanding accounts receivable at September 30, 2005 and 2004, respectively.

Note 18—Segment Information

Vital Signs, Inc. sells single-patient use medical products to the anesthesia, respiratory, critical care, sleep therapy and emergency markets. The Company provides pharmaceutical technology services, principally to the pharmaceutical companies and also, from time to time, to medical device, diagnostic and biotechnology companies. The Company has aggregated its business units into four reportable segments: anesthesia, respiratory/critical care, sleep and pharmaceutical technology services. There are no material intersegment sales. Anesthesia and Respiratory/Critical Care share certain manufacturing facilities, sales and administration support; therefore the operating expenses, total assets, and capital expenditures are not specifically identifiable. However, the Company has allocated operating expenses, total assets, and capital expenditures on a net sales basis. Management evaluates performance on gross profits and operating results of the four business segments. Summarized financial information concerning the Company's reportable segments is shown in the following table.

(dollars in thousands)	Anesthesia	Respiratory/ Critical Care	Sleep	Pharmaceutical Technology Services	Other	Consolidated

2005
Net sales	$93,337	$42,423	$41,517	$16,760	$—	$194,037
Gross profit	50,082	22,357	19,627	6,464	—	98,530
Gross profit percentage	53.7%	52.7%	47.3%	38.6%	—	50.8%
Operating profit	25,790	11,722	1,523	1,324	—	40,359
Total assets	144,356	54,546	35,518	19,282	—	253,702
Capital expenditures	1,673	761	2,758	387	—	5,579
2004
Net sales	$82,791	$42,079	$44,053	$15,068	$—	$183,991
Gross profit	45,026	21,801	19,974	5,816	—	92,617
Gross profit percentage	54.4%	51.8%	45.3%	38.6%	—	50.3%
Operating profit	21,783	9,618	1,689	1,225	—	34,315
Total assets	119,621	60,703	36,629	19,111	—	236,064
Capital expenditures	1,869	950	1,879	647	—	5,345
2003
Net sales	$75,949	$45,829	$45,580	$18,105	$(3,300)	$182,163
Gross profit	40,880	24,866	19,921	8,188	(3,300)	90,555
Gross profit percentage	53.8%	54.3%	43.7%	45.2%	—	49.7%
Operating profit	19,416	11,023	2,874	2,483	(3,300)	32,496
Total assets	105,221	63,493	35,387	18,977	—	223,078
Capital expenditures	1,580	2,230	260	592	—	4,662

The following table presents revenues by geographic area:

	For the year ended September 30,
(in thousands)	2005	2004	2003

United States	$147,243	$137,404	$136,843
Europe	33,516	35,258	35,101
Asia	3,716	3,619	4,864
Other	9,562	7,710	5,355

	$194,037	$183,991	$182,163

Note 19—Related Party

In fiscal 2004, one of the Company's subsidiaries, Thomas Medical Products, provided product development and manufacturing services to X-Site Medical, LLC (“X-Site”), a company engaged in the development of arterial closure devices. Through May 23, 2004, two of the shareholders of X-Site were also shareholders and officers of the Company and two additional shareholders of X-Site were independent members of the Company's board of directors. Thomas Medical Products' sales to X-Site were approximately $67,000 and $363,000 during the fiscal years ended September 30, 2004 and 2003, respectively, for these services. There were no amounts due from X-Site at September 30, 2004. X-Site was sold on May 24, 2004 to Datascope Corp., which is also a customer of Thomas Medical Products.

Note 20—Employee Benefit Plans:

The Company has established a savings incentive plan for substantially all employees of the Company which is qualified under section 401(k) of the Internal Revenue Code. The savings plan provides for contributions to an independent trustee by both the Company and its participating employees. Under the plan, employees may contribute up to 80.0% of their pretax base pay up to the dollar limits set by law, $14,000 for each employee under 50 years of age, or $18,000 for each employee who is over 50 years of age in calendar year 2005. The Company matches 25.0% of the first 6.0% of participant contributions. Participants vest immediately for their own contributions and for the Company's contributions. Company contributions were approximately $365,000, $350,000 and $388,000, for the years ended September 30, 2005, 2004 and 2003, respectively.

Note 21—Quarterly Financial Data (unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended September 30, 2005 and 2004:

For the year ended September 30, 2005

	Income from Continuing Operations					Net Income
(in thousands, except per share amounts)	Total Revenue	Gross Profit	Income	Basic EPS	Diluted EPS	Net Income	Basic EPS	Diluted EPS

1st Quarter	$45,698	$22,709	$5,823	$0.46	$0.46	$5,733	$0.45	$0.45
2nd Quarter	47,029	23,415	5,768	0.46	0.46	5,826	0.47	0.46
3rd Quarter	48,692	25,272	6,891	0.55	0.54	7,018	0.56	0.55
4th Quarter	52,618	27,134	7,818	0.62	0.61	7,812	0.62	0.61

	$194,037	$98,530	$26,300	$2.09	$2.06	$26,389	$2.09	$2.06

For the year ended September 30, 2004

	Income from Continuing Operations					Net Income
(in thousands, except per share amounts)	Total Revenue	Gross Profit	Income	Basic EPS	Diluted EPS	Net Income	Basic EPS	Diluted EPS

1st Quarter	$43,848	$22,014	$5,224	$0.40	$0.40	$5,070	$0.39	$0.39
2nd Quarter	46,637	23,238	5,414	0.42	0.42	5,397	0.42	0.42
3rd Quarter	45,671	23,864	6,029	0.47	0.47	6,098	0.48	0.48
4th Quarter	47,835	23,501	5,501	0.44	0.43	5,488	0.43	0.42

	$183,991	$92,617	$22,168	$1.73	$1.72	$22,053	$1.72	$1.71

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1,800,000 shares

Common stock

Prospectus

JPMorgan		Piper Jaffray
Thomas Weisel Partners LLC

February 2, 2006

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.